UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 10-KT (Mark One) ☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ☒ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Transition Period from July 1, 2023 to December 31, 2023 Commission File Number 1-35593 HOMETRUST BANCSHARES, INC. (Exact name of registrant as specified in its charter) Maryland 45-5055422 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 10 Woodfin Street, Asheville, North Carolina 28801 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (828) 259-3939 Securities Registered Pursuant to Section 12(b) of the Act: Title of Each Class Trading Symbol Name of Each Exchange on Which Registered Common Stock, par value $0.01 per share HTBI The NASDAQ Stock Market LLC Securities Registered Pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐. Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐. Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act. Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐ Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filings reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒. As of March 8, 2024, there were issued and outstanding 17,444,787 shares of the Registrant’s Common Stock. The aggregate market value of the voting stock held by non-affiliates of the Registrant computed by reference to the closing price of such stock as of June 30, 2023, was $320.1 million. (The exclusion from such amount of the market value of the shares owned by any person shall not be deemed an admission by the Registrant that such person is an affiliate of the Registrant). Documents Incorporated By Reference Portions of the Registrant's Proxy Statement for its 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-KT.

HOMETRUST BANCSHARES, INC.
FORM 10-KT
FOR THE TRANSITION PERIOD FROM JULY 1, 2023 to DECEMBER 31, 2023
TABLE OF CONTENTS

		Page
	PART I	
Item 1	Business	5
Item 1A	Risk Factors	13
Item 1B	Unresolved Staff Comments	23
Item 1C	Cybersecurity Risk Management, Strategy and Governance	23
Item 2	Properties	24
Item 3	Legal Proceedings	24
Item 4	Mine Safety Disclosures	24
	PART II	
Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	24
Item 6	[Reserved]	25
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	25
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	41
Item 8	Financial Statements and Supplementary Data	41
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	93
Item 9A	Controls and Procedures	93
Item 9B	Other Information	93
Item 9C	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	93
	PART III	
Item 10	Directors, Executive Officers and Corporate Governance	93
Item 11	Executive Compensation	93
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	93
Item 13	Certain Relationships and Related Transactions, and Director Independence	94
Item 14	Principal Accountant Fees and Services	94
	PART IV	
Item 15	Exhibits and Financial Statement Schedules	94
Item 16	Form 10-K Summary	96
	Signatures	97

2

Glossary of Defined Terms The following items may be used throughout this Form 10-KT, including the Notes to Consolidated Financial Statements in Item 8 and Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Form 10-KT. Term Definition ACL Allowance for Credit Losses AFS Available-For-Sale AMLA Anti-Money Laundering Act of 2020 ASC Accounting Standards Codification ASU Accounting Standards Update BHCA Bank Holding Company Act BOLI Bank Owned Life Insurance BSA Bank Secrecy Act of 1970 CBLR Community Bank Leverage Ratio CD Certificate of Deposit CDA Collateral Dependent Asset CECL Current Expected Credit Losses CET1 Common Equity Tier 1 CFPB Consumer Financial Protection Bureau COVID-19 Coronavirus Disease 2019 CRA Community Reinvestment Act of 1977 DCF Discounted Cash Flows Dodd-Frank Act Dodd-Frank Wall Street Reform and Consumer Protection Act ECL Expected Credit Losses EPS Earnings Per Share ESOP Employee Stock Ownership Plan Exchange Act Securities Exchange Act of 1934, as amended FASB Financial Accounting Standards Board FDIC Federal Deposit Insurance Corporation Federal Reserve Board of Governors of the Federal Reserve System FHFA Federal Housing Finance Agency FHLB or FHLB of Atlanta Federal Home Loan Bank FRB Federal Reserve Bank of Richmond GSE Government-Sponsored Enterprises HELOC Home Equity Line of Credit IRC Internal Revenue Code IRLC Interest Rate Lock Commitments KSOP HomeTrust Bank KSOP Plan LPO Loan Production Office MBS Mortgage-Backed Security NBV Net Book Value NCCOB North Carolina Office of the Commissioner of Banks NOL Net Operating Loss OREO Other Real Estate Owned PCD Purchased Financial Assets with Credit Deterioration PCI Purchased Credit Impaired PVE Present Value of Equity Quantum Quantum Capital Corp. and its wholly owned subsidiary, Quantum National Bank ROU Right of Use RSU Restricted Stock Unit SBA U.S. Small Business Administration SBIC Small Business Investment Companies SEC Securities and Exchange Commission SOFR Secured Overnight Financing Rate TBA To-be-announced USDA B&I United States Department of Agriculture Business & Industry 3

Term Definition US GAAP Generally Accepted Accounting Principles in the United States VIE Variable Interest Entity WNCSC Western North Carolina Service Corporation Forward-Looking Statements Certain matters in this Form 10-KT constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our financial condition, results of operations, plans, objectives, future performance or business. Forward- looking statements are not statements of historical fact, but instead are based on certain assumptions and are generally identified by use of the words "believes," "expects," "anticipates," "estimates," "forecasts," "intends," "plans," "targets," "potentially," "probably," "projects," "outlook" or similar expressions or future or conditional verbs such as "may," "will," "should," "would," and "could." Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, assumptions and statements about future economic performance and projections of financial items. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated or implied by our forward- looking statements. The factors that could result in material differentiation include, but are not limited to: • the impact of bank failures or adverse developments involving other banks and related negative press about the banking industry in general on investor and depositor sentiment; • the remaining effects of the COVID-19 pandemic on general economic and financial market conditions and on public health, both nationally and in our market areas; • expected revenues, cost savings, synergies and other benefits from our merger and acquisition activities, including our recent merger with Quantum, might not be realized to the extent anticipated, within the anticipated time frames, or at all, costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected, and goodwill impairment charges might be incurred; • the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write offs and changes in our ACL and provision for credit losses that may be impacted by deterioration in the housing and commercial real estate markets; • changes in general economic conditions, both nationally and in our market areas; • changes in the levels of general interest rates, and the relative differences between short- and long-term interest rates, deposit interest rates, our net interest margin and funding sources and the effects of inflation or a potential recession; • fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas; • decreases in the secondary market for the sale of loans that we originate; • results of examinations of us by the Federal Reserve, the NCCOB, or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our ACL, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings; • legislative or regulatory changes that adversely affect our business including the effects of the Dodd-Frank Act, changes in laws or regulations, changes in regulatory policies and principles or the application or interpretation of laws and regulations by regulatory agencies and tax authorities, including changes in deferred tax asset and liability activity, and the interpretation of regulatory capital or other rules, including as a result of Basel III; • our ability to attract and retain deposits; • our ability to access cost-effective funding and maintain sufficient liquidity; • management's assumptions in determining the adequacy of the ACL; • our ability to control operating costs and expenses, especially costs associated with our operation as a public company; • the use of estimates in determining the fair value of certain assets, which estimates may prove to be incorrect and result in significant declines in valuation; • difficulties in reducing risks associated with the loans on our balance sheet; • staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges; • disruptions, security breaches, or other adverse events, failures or interruptions in, or attacks on, our information technology systems or on the third-party vendors who perform several of our critical processing functions; • our ability to retain key members of our senior management team; • costs and effects of litigation, including settlements and judgments; • increased competitive pressures among financial services companies; • changes in consumer spending, borrowing and savings habits; • the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions; • adverse changes in the securities markets; • inability of key third-party providers to perform their obligations to us; • changes in accounting principles, policies or guidelines and practices, as may be adopted by the financial institution regulatory agencies, the Public Company Accounting Oversight Board or the FASB; • other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and • other risks detailed from time to time in documents we file with or furnish to the SEC, including this Form 10-KT. Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements included in this report or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise. In light of these risks, 4 uncertainties and assumptions, the forward-looking statements discussed in this report might not occur and you should not put undue reliance on any forward-looking statements. As used throughout this report, the terms “we,” “our,” “us,” “HomeTrust Bancshares” or the “Company” refer to HomeTrust Bancshares, Inc. and its consolidated subsidiaries, including HomeTrust Bank (“HomeTrust” or "Bank") unless the context indicates otherwise. PART I On July 24, 2023, the Board of Directors approved a change in the Company's fiscal year end from June 30 to December 31, commencing January 1, 2024. The transition period for this Transition Report on Form 10-KT (“Form 10-KT”) is for the six-months ended December 31, 2023 ("transition period"). In this Transition Report, our fiscal years are identified according to the calendar year in which they historically ended (e.g., the fiscal years ended June 30, 2023 and June 30, 2022 are referred to as "fiscal year 2023" and "fiscal year 2022") as if we had not changed our fiscal year to a calendar year on July 24, 2023 (commencing January 1, 2024). Item 1. Business Overview HomeTrust Bancshares, Inc., a Maryland corporation, was formed for the purpose of becoming the holding company for HomeTrust Bank in connection with the Bank’s conversion from mutual to stock form, which was completed on July 10, 2012. As a bank holding company and financial holding company, we are regulated by the Federal Reserve. At December 31, 2023, the Company had consolidated total assets of $4.7 billion, total deposits of $3.7 billion and stockholders’ equity of $499.9 million. The Company has not engaged in any significant activity other than holding the stock of the Bank. Accordingly, the information set forth in this Form 10-KT, including the audited consolidated financial statements and related data, relates primarily to the Bank and its subsidiary. As a North Carolina state-chartered bank, and member of the FRB, the Bank's primary regulators are the NCCOB and the Federal Reserve. The Bank's deposits are federally insured up to applicable limits by the FDIC. The Bank is a member of the FHLB of Atlanta, which is one of the 11 regional banks in the FHLB System. Our headquarters is located in Asheville, North Carolina. The Bank was originally formed in 1926. Between the fiscal years of 1996 and 2011, HomeTrust Bank's Board of Directors and executive management expanded the Bank beyond its historical Asheville market and created a unique partnership through which hometown community banks could combine their financial resources to achieve a shared vision. These actions resulted in mergers between six established banks located in Tryon, Shelby, Eden, Lexington, and Cherryville, North Carolina. Since 2013, we have entered eight attractive growth markets through various acquisitions and new office openings, as well as expanded our product lines. These include: • BankGreenville Financial Corporation - one office in Greenville, South Carolina (acquired in July 2013) • Jefferson Bancshares, Inc. - nine offices across East Tennessee (acquired in May 2014) • Commercial LPO in Roanoke, Virginia (opened in July 2014) • Bank of Commerce - one office in Charlotte, North Carolina (acquired in July 2014) • 10 Bank of America Branch Offices - nine in southwest Virginia, one in Eden, North Carolina (acquired in November 2014) • Commercial LPO in Raleigh, North Carolina (opened in November 2014) and later converted into a full service branch (converted in April 2017) • United Financial of North Carolina, Inc. - municipal lease company headquartered in Fletcher, North Carolina (acquired in December 2016) • TriSummit Bancorp, Inc. - six offices in East Tennessee (acquired in January 2017) • Began origination and sales of SBA loans through our new SBA line of business (September 2017) • De novo branch in Cary, North Carolina (opened in March 2018) • Began equipment finance line of business (May 2018) • Began originations of HELOCs to be pooled and sold (March 2019) • De novo branch in Cornelius, North Carolina (opened in April 2022) • Quantum Capital Corp. - two offices in Atlanta, Georgia (acquired in February 2023) • Commercial LPO in Charleston, South Carolina (opened in August 2023) By expanding our geographic footprint and hiring local experienced talent, we have built a foundation focused on organic growth while maintaining "Our Commitment to the Customer Experience" that has differentiated our brand and characterized our success to date. In recent years, we have focused on our mission to establish a behavior-based culture that focuses on fundamentals that serve as a guiding light in every facet of our business. In 2022, we introduced these 33 culture fundamentals that encapsulate the values we hold and solidify our unique culture. Each week, a different fundamental is emphasized and discussed throughout the Company through unique videos, a culture app, and at the start of each team meeting. From “#1 - do the right thing, always” to “#17 - think and act like an owner” to “#33 - keep things fun,” these fundamentals are not just how we behave and treat each other and our customers, but also how we manage the Company. Our principal business consists of attracting deposits from the general public and investing those funds, along with borrowed funds, in commercial real estate loans, construction and development loans, commercial and industrial loans, equipment finance leases, municipal leases, loans secured by first and second mortgages on one-to-four family residences including home equity loans and other consumer loans. We also originate one-to-four family loans, SBA loans and HELOCs to sell to third-parties. In addition, we invest in debt securities issued by United States Government agencies and GSEs, municipal bonds, corporate bonds, commercial paper and certificates of deposit insured by the FDIC. We offer a variety of deposit accounts for individuals, businesses and nonprofit organizations. Market Areas The Bank has over 30 locations across Georgia, North Carolina, South Carolina, Tennessee and Virginia, many of which are located in markets experiencing growth rates above the national average. Historically, our branches and facilities have primarily been located in small- 5 to medium-sized communities, but in recent years we have implemented a strategy of expanding into larger, higher growth markets via business banking centers rather than retail-focused branches. We have built a strong foundation in the communities we serve and take pride in the role we play. The management team and employees of each region work to support local nonprofit and community organizations. Each location helps provide critical services to meet the financial needs of its customers and improve the quality of life for individuals and businesses in its community. Initiatives supporting our communities include affordable housing, schools and financial education and the arts. We support these initiatives through both financial and people resources in our communities. Collectively, our Bank employees volunteer thousands of hours annually in their local communities, such as helping to build homes and teaching grade school youth how to begin establishing healthy money savings habits. Our Bank employees are making a positive difference in the lives of others every day. Competition We face strong competition in originating loans and in attracting deposits. Competition in originating real estate loans comes primarily from other commercial banks, savings institutions, credit unions, life insurance companies and mortgage bankers. Other commercial banks, credit unions and finance companies provide vigorous competition in consumer lending. Commercial and industrial loan competition is primarily from local and regional commercial banks. We believe that we compete effectively because we consistently deliver high-quality, personal service to our customers that results in a high level of customer satisfaction. We attract our deposits through our branch office network, supplementing this funding through brokered deposits as necessary. Competition for deposits is principally from other commercial banks, savings institutions and credit unions located in the same communities, as well as mutual funds and other alternative investments. We believe that we compete for deposits by offering superior service and a variety of deposit accounts at competitive rates. We also have a highly competitive suite of cash management services, online/mobile banking and internal support expertise specific to the needs of small to mid-sized commercial business customers. Beyond traditional financial institutions, we also face competition from financial technology companies, or fintechs. In addition, the way we create differentiation from our competition is by focusing on “HOW” we deliver our products and services. While some employees have been a part of HomeTrust Bank for decades, a significant number of employees have more recently brought their professional expertise and industry knowledge to us through internal growth and acquisitions. As a reflection of our strategic goal to make the Bank a best place to work, the Company has recently made a significant investment in refreshing our culture model to create organizational clarity via a targeted, robust program that focuses on employee behaviors which support our aspirational corporate values. This “culture model” helps to ensure the Bank workplace remains attentive to: • increased collaboration and productivity; • attracting and retaining the best talent; • winning more business in a "look-alike" world; and • establishing clarity when more workers are remote or hybrid. In implementing these principles, the directors, management team and employees work together as a team to meet the financial needs of our customers while supporting local nonprofit and community organizations to improve the quality of life for individuals and businesses in our communities. We support affordable housing and education initiatives to help build healthy communities through both financial assistance and employees volunteering thousands of hours annually in their local markets. We believe the opportunity to stay close to our customers gives us a unique position in the banking industry as compared to our larger competitors, and we are committed to continuing to build strong relationships with our employees, customers and communities for generations to come. Human Capital As of December 31, 2023, we employed 541 full-time employees and 24 part-time employees, for a total of 565 employees. Our employees are located primarily in our five-state geographic footprint: North Carolina - 374, Tennessee - 61, Georgia - 49, Virginia - 37 and South Carolina - 32. In addition, 12 employees are located in other states across the U.S and work remotely. For almost 100 years, HomeTrust Bank has strived to be an employer of choice. We value and promote diversity, inclusion and belonging in every aspect of our business and at every level within the Company. We recruit, hire and promote employees based on their individual ability and experience and in accordance with Affirmative Action and Equal Employment Opportunity laws and regulations. Our policy is that we do not discriminate on the basis of race, color, gender, national origin, religion, age, sexual orientation, gender identity, gender expression, genetic information, physical or mental disability, pregnancy, marital status, status as a protected veteran or any other status protected by federal, state or local law. Our talent acquisition practices are designed to attract top talent in the financial services industry and foster an inclusive, respectful and rewarding workplace. Selection teams are guided by our talent acquisition professionals in the proper recruitment and selection of candidates with a focus on competency-based hiring. We stay abreast of market trends and best practices, ensuring that we remain competitive and an attractive place to work. An employee referral program serves to reward current employees for identifying top candidates who choose to apply and accept employment with us. Our business strategy relies heavily on relationships with both internal and external stakeholders. At new employee orientation, newly hired employees are educated on the history of the Company, our vision and our 33 culture fundamentals which outline how we work with our customers, partners and each other. We place an emphasis on providing regular performance feedback and encourage collaboration across the Company through open dialogue and focused execution while seeking diverse perspectives. In 2023, we provided new and enhanced opportunities for managers to participate in training classes focused on building and enhancing people-management skills. We believe that a sense of belonging is essential to providing a work environment where everyone can perform their very best. We are committed to fostering an environment that encourages diverse viewpoints, backgrounds and experiences and with the support of our Board of Directors, we continue to explore additional diversity, equity, inclusion and belonging efforts. Valuing our people, our greatest asset, means that good health, safety and well-being practices, both at home and at work, are woven into the fabric of our culture. We offer a comprehensive benefits package to our employees and have designed our benefits and compensation 6 programs to attract, retain, motivate and reward employees. In addition to traditional health benefits, we offer a confidential employee assistance program for employees and for those living in their households which provides tools, resources and counseling at no charge to them. We also provide a physical wellness program, which delivers products, services and tools to help employees maintain a healthy life. We provide access to financial wellness counseling services and promote the health and wellness of our employees by strongly encouraging work- life balance and a healthy lifestyle. The Company's competitive paid time off program gives our employees a chance to step back from their professional commitments, which employees may use for vacation, personal use and illness. To foster inclusivity and support our employees through various life events, we offer a 100% paid parental leave benefit to all eligible employees, regardless of gender, for the birth, adoption or fostering of a new child. In addition, we offer company-paid short-term disability coverage to provide 100% wage replacement for eight weeks for employees with at least one year of service if they experience a qualifying medical event. We believe a strong corporate culture and employee engagement is crucial to the success of the Company. In 2023, we conducted a comprehensive employee engagement survey, with a high-level of employee participation and improved employee engagement results. Results were utilized to gain perspective on what we do well and identify opportunities for improvement. In addition, HomeTrust continues deepening the understanding of our 33 culture fundamentals which we introduced in 2022. Our fundamentals are a behavior-based set of expectations, intended to support the Company's core values and increase overall employee engagement. As employees exit the organization, we seek their candid feedback through confidential interviews and surveys in an effort to improve our processes, practices and overall work environment. In 2023, HomeTrust was recognized as one of the top 20 Great Employers to Work for in North Carolina, by Best Companies Group. This recognition was a testament to our commitment to enhancing the employee experience and our significant investments in improving the culture of our workplace, expansion of inclusive benefits, increased employee communication, training and education opportunities. Collectively, these initiatives are designed to have a teammate first work environment to boost employee morale, engagement and job satisfaction. We are committed to serving and strengthening the communities in which we live, work and play and believe this commitment fosters strong and rewarding relationships with our clients and community partners. Community Service Leave ("CSL") is awarded annually to employees to foster volunteerism with charitable organizations of their choice throughout the year. All employees are eligible for CSL and may use it throughout the calendar year to participate in eligible community service activities. In addition, we support our communities through a variety of sponsorships and financial contributions to non-profit agencies across our footprint, and provide employees with the opportunity to contribute to those organizations through voluntary payroll deductions. We sponsor an annual workplace campaign designed to promote volunteerism and monetary contributions by employees to community agencies they choose to support. Lending Policy and Procedures Loan credit authority is granted by position rather than on an individual officer-by-officer basis. These loan authorities are reviewed and approved, at least annually, by the Credit Risk Committee, which is made up of the Chief Executive Officer, Chief Credit Officer, Chief Risk Officer, the Commercial Banking Group Executive, the Consumer Banking Executive and the Director of Commercial Credit. The Senior and Executive Loan Committee approval levels must be approved by the Board of Directors. Commercial loan relationships in excess of $7.5 million in total credit exposure must be approved by our Senior Loan Committee, which is comprised of the Director of Commercial Credit (Chief Credit Officer or Senior Credit Officer may substitute) and the Commercial Banking Group Executive (Chief Executive Officer may substitute). Any loan submitted for Senior Loan Committee approval should have the prior approval of the Relationship Manager, the Market President (Commercial Banking Group Executive may substitute) and their assigned Senior Credit Officer. Loan relationships in excess of $15.0 million in total credit exposure must be approved by the Executive Loan Committee comprised of the Chief Executive Officer, Commercial Banking Group Executive, Chief Credit Officer, the Director of Commercial Credit and the Senior Credit Officers not involved with the credit. A quorum consists of at least three members, one of whom must be either the Chief Credit Officer or the Senior Credit Officer. A 70% vote is required for approval. Total credit exposure in a single loan or group of loans to related borrowers exceeding 60% of the Bank’s legal lending limit (currently approximately $47.5 million) must be approved by the Bank's Board of Directors. The Bank has no relationships currently in excess of this limit. Investment Policy and Procedures The Bank invests in various securities based on investment policies that have been approved by our Board of Directors and adhere to bank regulations. These securities include: United States Treasury obligations, securities of various federal agencies, including mortgage-backed securities, callable agency securities, certain certificates of deposit of insured banks and savings institutions, municipal bonds, investment grade corporate bonds and commercial paper and federal funds. See “How We Are Regulated” below for a discussion of additional restrictions on our investment activities. Our Chief Executive Officer and Chief Financial Officer are responsible for the management of our investment portfolio, subject to the direction and guidance of the Board of Directors. These officers consider various factors when making decisions, including the marketability, maturity and tax consequences of the proposed investment. The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows and the anticipated demand for funds via deposit withdrawals and loan originations and purchases. The general objectives of our investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to optimize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. Specific to our investment portfolio, we do not currently participate in hedging programs, stand-alone contracts for interest rate caps, floors or swaps or other activities involving the use of off-balance sheet derivative financial instruments and have no present intention to do so. Further, we do not invest in securities which are not rated investment grade. 7

How We Are Regulated General. HomeTrust Bancshares, Inc. is subject to examination and supervision by, and is required to file certain reports with, the Federal Reserve. HomeTrust Bancshares, Inc. is also subject to the rules and regulations of the SEC under the federal securities laws. The Bank is subject to examination and regulation primarily by the NCCOB and the Federal Reserve. This system of regulation and supervision establishes a comprehensive framework of activities in which the Bank may engage and is intended primarily for the protection of depositors and the FDIC deposit insurance fund. The Bank is periodically examined by the NCCOB and the Federal Reserve to ensure that it satisfies applicable standards with respect to its capital adequacy, assets, management, earnings, liquidity and sensitivity to market interest rates. The NCCOB and the Federal Reserve also regulate the branching authority of the Bank. The Bank’s relationship with its depositors and borrowers is regulated by federal consumer protection laws. The CFPB issues regulations under those laws, but as an institution with assets of less than $10 billion, the Bank is generally subject to supervision and enforcement by the Federal Reserve with respect to compliance with federal consumer financial protection laws and CFPB regulations. The Bank’s relationship with its depositors and borrowers is also regulated by state laws with respect to certain matters, including the enforceability of loan documents. The following is a brief description of certain laws and regulations applicable to HomeTrust Bancshares, Inc. and the Bank. Descriptions of laws and regulations here and elsewhere in this report do not purport to be complete and are qualified in their entirety by reference to the actual laws and regulations. Legislation is introduced from time to time in the United States Congress, the North Carolina legislature and the legislatures of other states that may affect the operations of HomeTrust Bancshares and the Bank. In addition, the regulations that govern us may be amended from time to time. Any such legislation or regulatory changes in the future could adversely affect our operations and financial condition. Financial Regulatory Reform. The Dodd-Frank Act, which was enacted in July 2010, imposed various restrictions and an expanded framework of regulatory oversight for financial entities, including depository institutions and their holding companies. In May 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act (the “Regulatory Relief Act”), was enacted to modify or remove certain financial reform rules and regulations, including some of those implemented under the Dodd-Frank Act. While the Regulatory Relief Act maintains most of the regulatory structure established by the Dodd-Frank Act, it amends certain aspects of the regulatory framework for depository institutions, such as the Bank, with assets of less than $10 billion and for those with assets of more than $50 billion. The Regulatory Relief Act, among other matters, expands the definition of qualified mortgages that may be held by a financial institution and simplifies the regulatory capital rules for financial institutions and their holding companies with total consolidated assets of less than $10 billion by instructing the federal banking regulators to establish a single CBLR. In September 2019, the regulatory agencies, including the NCCOB and FRB, adopted a final rule, effective January 1, 2020, creating the CBLR for institutions with total consolidated assets of less than $10 billion and that meet other qualifying criteria. The CBLR provides for a simple measure of capital adequacy for qualifying institutions. According to the final rule, qualifying institutions that elect to use the CBLR framework and that maintain a leverage ratio of greater than 9% will be considered to have satisfied the generally applicable risk-based and leverage capital requirements in the regulatory agencies' capital rules, and to have met the capital requirements for the well capitalized category under the agencies' prompt corrective action framework. The Bank has not currently elected to adopt the CBLR framework, but may consider that election in the future. The regulatory agencies have adopted a rule that provides a banking organization the option to phase-in over a five-year period the effects of CECL on its regulatory capital upon the adoption of the standard. The Company adopted the five-year phase in provision as of July 1, 2020. On March 30, 2023, the CFPB issued a final rule amending Regulation B to implement changes to the Equal Credit Opportunity Act made by Section 1071 of the Dodd-Frank Act. Under this rule, covered financial institutions are required to collect and report to the CFPB data on credit applications for small businesses, including those that are owned by women or minorities. Congress enacted Section 1071 for the purpose of facilitating enforcement of fair lending laws and enabling communities, governmental entities and creditors to identify business and community development needs and opportunities for women-owned, minority-owned and small businesses. Regulation of HomeTrust Bank The Bank is subject to regulation and oversight by the NCCOB and the Federal Reserve extending to all aspects of its operations, including but not limited to requirements concerning an ACL, lending and mortgage operations, interest rates received on loans and paid on deposits, the payment of dividends to the Company, loans to officers and directors, mergers and acquisitions, capital and the opening and closing of branches. See "Capital Requirements for HomeTrust Bank" and "Limitations on Dividends" for additional details. As a state-chartered institution, the Bank is subject to periodic examinations by the NCCOB and the Federal Reserve. During these examinations, the examiners assess compliance with state and federal banking regulations and safety and soundness standards on matters such as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and employee compensation and benefits. Any institution that fails to comply with these standards must submit a compliance plan. The Bank is subject to a statutory lending limit on aggregate loans to one person or a group of persons combined because of certain relationships and common interests. That limit is generally equal to 15% of unimpaired capital and surplus, which was $79.2 million as of December 31, 2023. The limit is increased to 25% for loans fully secured by readily marketable collateral. The Bank has no lending relationships in excess of its lending limit. The NCCOB and the Federal Reserve have enforcement responsibility over the Bank and the authority to bring actions against the Bank and certain institution-affiliated parties, including officers, directors and employees, for violations of laws or regulations and for engaging in unsafe and unsound practices. Formal enforcement actions include the issuance of a capital directive or cease and desist order, civil money penalties, removal of officers and/or directors and receivership or conservatorship of the institution. Insurance of Accounts and Regulation by the FDIC. The deposit insurance fund of the FDIC insures deposit accounts in HomeTrust Bank up to $250,000 per separately insured deposit ownership right or category. Under the FDIC’s risk-based assessment system, insured institutions are assessed based on supervisory ratings and in general, stronger institutions pay lower rates while riskier institutions pay higher rates. Currently, assessment rates (inclusive of certain possible adjustments) for an institution with total assets of less than $10.0 billion range from 1.5 to 30.0 basis points of each institution’s total average consolidated 8 assets less average tangible equity (subject to upward adjustment for certain debt). Extraordinary growth in insured deposits during the first and second quarters of 2020 caused the Deposit Insurance Fund reserve ratio to decline below the statutory minimum of 1.35% as of June 30, 2020. In September 2020, the FDIC Board of Directors adopted a Restoration Plan to restore the reserve ratio to at least 1.35% within eight years, absent extraordinary circumstances, as required by the Federal Deposit Insurance Act. The Restoration Plan maintained the assessment rate schedules in place at the time and required the FDIC to update its analysis and projections for the deposit insurance fund balance and reserve ratio at least semiannually. In the semiannual update for the Restoration Plan in June 2022, the FDIC projected that the reserve ratio was at risk of not reaching the statutory minimum of 1.35% by September 30, 2028. Based on this update, the FDIC Board of Directors approved an Amended Restoration Plan, and concurrently proposed an increase in initial base deposit insurance assessment rate schedules uniformly by 2 basis points, applicable to all insured depository institutions. In October 2022, the FDIC Board of Directors finalized the increase with an effective date of January 1, 2023, applicable to the first quarterly assessment period of 2023 (i.e., January 1 through March 31, 2023, with an invoice payment date of June 30, 2023). The revised assessment rate schedules are intended to increase the likelihood that the reserve ratio of the DIF reaches the statutory minimum level of 1.35% by September 30, 2028. Revised assessment rate schedules will remain in effect unless and until the reserve ratio meets or exceeds 2%, absent further action by the FDIC Board of Directors. Increases in the assessment rates for deposit insurance adversely affect the Company's results of operations. Management cannot predict what assessment rates will be in the future. Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition, or violation that may lead to termination of our deposit insurance. Transactions with Related Parties. Federal laws strictly limit the ability of banks to engage in certain transactions with their affiliates, including their bank holding companies. Transactions between the Bank and its affiliates are required to be on terms as favorable to the Bank as transactions with non-affiliates. Certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the Bank's capital, and loans to affiliates require eligible collateral in specified amounts. HomeTrust Bancshares, Inc. is an affiliate of the Bank. Federal law generally prohibits loans by HomeTrust Bancshares to its executive officers and directors, but there is an exception for loans made by HomeTrust Bank to its executive officers and directors in compliance with federal banking laws. However, HomeTrust Bank’s authority to extend credit to its executive officers, directors and 10% stockholders (“insiders”), as well as entities those insiders control, is limited. The individual and aggregate amounts of loans that HomeTrust Bank may make to insiders are based, in part, on HomeTrust Bank’s capital level and require that certain Board approval procedures be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are subject to additional limitations based on the type of loan involved. Capital Requirements for HomeTrust Bank. The Bank is required to maintain specified levels of regulatory capital under federal banking regulations. The capital adequacy requirements are quantitative measures established by regulation that require the Bank to maintain minimum amounts and ratios of capital. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by bank regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under the capital regulations, the minimum required capital ratios for the Company and the Bank are (i) a CETI capital ratio of 4.50%; (ii) a Tier 1 capital ratio of 6.00%; (iii) a total capital ratio of 8.00%; and (iv) a leverage ratio (the ratio of Tier 1 capital to average total consolidated assets) of 4.00%. CET1 generally consists of common stock and retained earnings. Tier 1 capital generally consists of CET1 and noncumulative perpetual preferred stock. Tier 2 capital generally consists of other preferred stock and subordinated debt meeting certain conditions plus an amount of the ACL up to 1.25% of assets. Total capital is the sum of Tier 1 and Tier 2 capital. The CET1 capital ratio, the Tier 1 capital ratio and the total capital ratio are sometimes referred to as the risk-based capital ratios and are determined based on risk- weightings of assets and certain off-balance sheet items that range from 0% to 1,250%. Mortgage servicing and deferred tax assets over designated percentages of CET1 are deducted from capital. Because of our asset size, we were eligible to elect, and have elected, to permanently opt-out of the inclusion of unrealized gains and losses on available for sale debt and equity securities in our capital calculations. In addition to the risk-based capital ratios, the Bank must maintain a capital conservation buffer consisting of additional CET1 capital greater than 2.50% of risk-weighted assets above the minimum levels for such ratios in order to avoid limitations on paying dividends, engaging in share repurchases and paying discretionary bonuses based on percentages of eligible retained income that could be utilized for such actions. To meet the minimum capital ratios and the capital conservation buffer requirements, the capital ratios applicable to the Company and the Bank are (i) a CETI capital ratio greater than 7.00%; (ii) a Tier 1 capital ratio greater than 8.50%; (iii) a total capital ratio greater than 10.50%; and (iv) a Tier 1 leverage ratio greater than 4.00%. As of December 31, 2023, the Bank's risk-based capital exceeded the required capital contribution buffer. To be considered “well capitalized,” a depository institution must have a Tier 1 capital ratio of at least 8.00%, a total capital ratio of at least 10.00%, a CET1 capital ratio of at least 6.50% and a leverage ratio of at least 5.00% and not be subject to an individualized order, directive or agreement under which its primary federal banking regulator requires it to maintain a specific capital level. Institutions that are not well capitalized are subject to certain restrictions on brokered deposits and interest rates on deposits. Under certain circumstances, regulators are required to take certain actions against banks that fail to meet the minimum required capital ratios. Any such institution must submit a capital restoration plan and, until such plan is approved, may not increase its assets, acquire another depository institution, establish a branch or engage in any new activities, or make capital distributions. As of December 31, 2023, HomeTrust Bank met the requirements to be “well capitalized” and met the capital conservation buffer requirement. For additional information regarding the Bank’s required and actual capital levels at December 31, 2023, see “Note 18 – Regulatory Capital Matters” of the Notes to Consolidated Financial Statements included in Item 8 in this report. 9

Federal Home Loan Bank System. HomeTrust Bank is a member of the FHLB of Atlanta, which is one of the 11 regional banks in the FHLB System that administer the home financing credit function of financial institutions. The FHLBs are subject to the oversight of the FHFA and each FHLB serves as a reserve or central bank for its members within its assigned region. The FHLBs are funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System and make loans or advances to members in accordance with policies and procedures established by the Board of Directors of the FHLB, which are subject to the oversight of the FHFA. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing. At December 31, 2023, the Bank held $10.1 million in FHLB stock that was in compliance with the holding requirements. The FHLBs continue to contribute to low- and moderately-priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of FHLB stock in the future. A reduction in value of the Bank’s FHLB stock may result in a decrease in net income and possibly capital. Commercial Real Estate Lending Concentrations. The federal banking agencies have issued guidance on sound risk management practices for concentrations in commercial real estate lending. The particular focus is on exposure to commercial real estate loans that are dependent on the cash flows from the real estate held as collateral and that are likely to be sensitive to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is not to limit a bank’s commercial real estate lending but to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance directs the Federal Reserve and other bank regulatory agencies to focus their supervisory resources on institutions that may have significant commercial real estate loan concentration risk. A bank that has experienced rapid growth in commercial real estate lending, has notable exposure to a specific type of commercial real estate loan, or is approaching or exceeding the following supervisory criteria may be identified for further supervisory analysis with respect to real estate concentration risk: • Total reported loans for construction, land development and other land represent 100% or more of the bank’s total regulatory capital; or • Total commercial real estate loans (as defined in the guidance) represent 300% or more of the bank’s total regulatory capital and the outstanding balance of the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. The guidance provides that the strength of an institution’s lending and risk management practices with respect to such concentrations will be taken into account in supervisory guidance on evaluation of capital adequacy. As of December 31, 2023, HomeTrust Bank’s aggregate recorded loan balances for construction, land development and land loans were 76.4% of regulatory capital. In addition, at December 31, 2023, HomeTrust Bank’s commercial real estate loans, as defined by the guidance, were 258.6% of regulatory capital. See "Risk Factors – The level of our commercial real estate portfolio may subject us to additional regulatory scrutiny." Community Reinvestment and Consumer Protection Laws. In connection with its deposit-taking, lending and other activities, the Bank is subject to federal laws designed to protect consumers and promote lending for various purposes. The CFPB issues regulations and standards under these federal consumer protection laws, which include the Equal Credit Opportunity Act, the Truth-in-Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act and others. The CFPB has promulgated a number of proposed and final regulations under these laws that affect our consumer businesses. Among these regulatory initiatives are final regulations setting “ability to repay” and “qualified mortgage” standards for residential mortgage loans and establishing new mortgage loan servicing and loan originator compensation standards. In addition, customer privacy regulations limit the ability of the Bank to disclose nonpublic consumer information to non-affiliated third-parties. These regulations require disclosure of privacy policies and allow consumers to prevent certain personal information from being shared with non-affiliated parties. The Community Reinvestment Act of 1977 (“CRA”) requires the appropriate federal bank regulatory agency to assess a bank’s performance under the CRA in meeting the credit needs of the community serviced by the bank, including low- and moderate-income neighborhoods. The regulatory agency’s assessment of the bank’s CRA record is made available to the public. Further, a bank’s CRA performance must be considered in connection with an application by the bank to, among other things, establish a new branch office that will accept deposits, relocate an existing office or merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. An unsatisfactory rating may be the basis for denial of certain applications. The Bank received a “satisfactory” rating during its most recent CRA examination. On October 24, 2023, the federal banking agencies issued a final rule designed to strengthen and modernize regulations implementing the CRA. The changes are designed to encourage banks to expand access to credit, investment and banking services in low and moderate income communities, adapt to changes in the banking industry including mobile and internet banking, provide greater clarity and consistency in the application of the CRA regulations and tailor CRA evaluations and data collection to bank size and type. The Bank currently cannot predict the impact the changes to the CRA regulations will have on its operations. BSA / Anti-Money Laundering Laws. The Bank is subject to the BSA and other anti-money laundering laws and regulations, including the USA PATRIOT Act of 2001. These laws and regulations require the Bank to implement policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of its customers. Violations of these requirements can result in substantial civil and criminal sanctions. In addition, provisions of the USA PATRIOT Act require the federal financial institution regulatory agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing mergers and acquisitions. The AMLA, which amends the BSA, was enacted in January 2021. The AMLA is intended to be a comprehensive reform and modernization to U.S. bank secrecy and anti-money laundering laws. Among other things, it codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the development of standards for evaluating technology and internal processes for BSA compliance; expands enforcement- and investigation-related authority, including increasing available sanctions for certain BSA violations and instituting BSA whistleblower incentives and protections. Environmental Issues Associated with Real Estate Lending. The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) is a federal statute that generally imposes strict liability on all prior and present “owners and operators” of sites containing 10 hazardous waste. However, Congress acted to protect secured creditors by providing that the term “owner and operator” excludes a person whose ownership is limited to protecting its security interest in the site. Since the enactment of the CERCLA, this “secured creditor exemption” has been the subject of judicial interpretations which have left open the possibility that lenders could be liable for cleanup costs on contaminated property that they hold as collateral for a loan. To the extent that legal uncertainty exists in this area, all creditors, including the Bank, that have made loans secured by properties with potential hazardous waste contamination could be subject to liability for cleanup costs, which could substantially exceed the value of the collateral property. Limitations on Dividends. NCCOB and Federal Reserve regulations impose various restrictions on the ability of the Bank to pay dividends. The Bank generally may pay dividends during any calendar year in an amount up to 100% of net income for the year-to-date plus retained net income for the two preceding years, without the approval of the Federal Reserve. If the Bank proposes to pay a dividend that will exceed this limitation, it must obtain the Federal Reserve's prior approval. The Federal Reserve may object to a proposed dividend based on safety and soundness concerns. No insured depository institution may pay a dividend if, after paying the dividend, the institution would be undercapitalized. In addition, as noted above, if the Bank does not have the required capital conservation buffer, its ability to pay dividends to HomeTrust Bancshares, Inc. will be limited. Holding Company Regulation As a bank holding company under the BHCA, HomeTrust Bancshares, Inc. is subject to regulation, supervision and examination by the Federal Reserve. The Federal Reserve has enforcement authority with respect to HomeTrust Bancshares, Inc. similar to its enforcement authority over the Bank. We are required to file quarterly reports with the Federal Reserve and provide additional information as the Federal Reserve may require. The Federal Reserve may examine us, and any of our subsidiaries, and charge us for the cost of the examination. The Federal Reserve also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a bank holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices. HomeTrust Bancshares, Inc. is also required to file certain reports with, and otherwise comply with the rules and regulations of, the SEC. The Bank Holding Company Act. Under the BHCA, we are supervised by the Federal Reserve. The Federal Reserve has a policy that requires a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, the Dodd-Frank Act and earlier Federal Reserve policy provide that a bank holding company should serve as a source of strength to its subsidiary banks by having the ability to provide financial assistance to its subsidiary banks during periods of financial distress to the banks. A bank holding company's failure to meet its obligation to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of the Federal Reserve's regulations or both. No regulations have yet been proposed by the Federal Reserve to implement the source of strength doctrine required by the Dodd-Frank Act. HomeTrust Bancshares, Inc. and any subsidiaries that it may control are considered “affiliates” within the meaning of the Federal Reserve Act, and transactions between HomeTrust Bancshares, Inc. and its affiliates are subject to numerous restrictions. With some exceptions, HomeTrust Bancshares, Inc. and its subsidiaries are prohibited from tying the provision of various services, such as extensions of credit, to other services offered by HomeTrust Bancshares, Inc. or by its affiliates. Permissible Activities. The business activities of HomeTrust Bancshares, Inc. are generally limited to those activities permissible for bank holding companies under Section 4(c)(8) of the BHCA, those permitted for a financial holding company under Section 4(f) of the BHCA, and certain additional activities authorized by regulation. The BHCA generally prohibits a financial holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company. A bank holding company must obtain Federal Reserve approval before acquiring directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares). Capital Requirements for HomeTrust Bancshares. As a bank holding company, HomeTrust Bancshares, Inc. is subject to the minimum regulatory capital requirements established by Federal Reserve regulation, which generally are the same as the capital requirements for the Bank. These capital requirements include provisions that might impact the ability of the Company to pay dividends to stockholders or repurchase shares. For a description of the capital regulations, see "Regulation of HomeTrust Bank – Capital Requirements for HomeTrust Bank" and “Note 18 – Regulatory Capital Matters” of the Notes to Consolidated Financial Statements included in Item 8 in this report. At December 31, 2023, HomeTrust Bancshares, Inc. exceeded its minimum regulatory capital requirements under Federal Reserve regulations. Federal Securities Law. The common stock of HomeTrust Bancshares, Inc. is registered with the SEC under the Exchange Act. HomeTrust Bancshares, Inc. is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Exchange Act. The SEC has adopted regulations and policies under the Exchange Act that seek to increase corporate responsibility, provide for enhanced penalties for accounting and auditing improprieties and protect investors by improving the accuracy and reliability of corporate disclosures in SEC filings. These regulations and policies include very specific additional disclosure requirements and mandate corporate governance practices. Dividends. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses its view that although there are no specific regulations restricting dividend payments by bank holding companies other than state corporate laws, a bank holding company must maintain an adequate capital position and generally should not pay cash dividends unless the company's net income for the past year is sufficient to fully fund the cash dividends and that the prospective rate of earnings appears consistent with the company's capital needs, asset quality and overall financial condition. The Federal Reserve policy statement also indicates that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. As described above under "Regulation of HomeTrust Bank – Capital Requirements for HomeTrust Bank," the capital conservation buffer requirement can also restrict the ability of HomeTrust Bancshares, Inc. and the Bank to pay dividends. Stock Repurchases. A bank holding company, except for certain “well-capitalized” and highly rated bank holding companies, is required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for 11 the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding twelve months, is equal to 10% or more of its consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order or any condition imposed by, or written agreement with, the Federal Reserve. No shares were repurchased during either the six-month transition period ended December 31, 2023 or the year ended June 30, 2023. Legislative and Regulatory Proposals. Any changes in the extensive regulatory scheme to which HomeTrust Bancshares, Inc. and the Bank are subject, whether by any of the federal banking agencies or Congress, the North Carolina legislature or NCCOB, or the legislatures or regulatory agencies of other states, could have a material effect on us, and we cannot predict what, if any, future actions may be taken by legislative or regulatory authorities or what impact such actions may have on us. Federal Taxation General. HomeTrust Bancshares Inc. and the Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to HomeTrust Bancshares and HomeTrust Bank. See “Note 12 – Income Taxes" in the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-KT for additional information. Method of Accounting. For federal income tax purposes, the Company currently reports its income and expenses on the accrual method of accounting and uses a fiscal year ending on December 31st for filing its federal income tax return (updated from June 30th consistent with the Company's change in fiscal year end). Net Operating Loss Carryovers. A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. This provision applies to losses incurred in taxable years beginning after August 6, 1997. In 2009, IRC 172 (b) (1) was amended to allow businesses to carry back losses incurred in 2008 and 2009 for up to five years to offset 50% of the available income from the fifth year and 100% of the available income for the other four years. At December 31, 2023, we had $10.4 million of net operating loss carryforwards for federal income tax purposes. Corporate Dividends-Received Deduction. HomeTrust Bancshares, Inc. files a consolidated return with the Bank. As a result, any dividends HomeTrust Bancshares, Inc. receives from the Bank will not be included as income to HomeTrust Bancshares, Inc. The corporate dividends- received deduction is 100%, or 65% in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, depending on the level of stock ownership of the payer of the dividend. State Taxation Georgia. The state of Georgia requires banks to file a bank tax return. As a multi-state bank, we pay taxes on the portion of revenue generated within the state. In 2023 and 2022 the tax rate was 5.75%. North Carolina. The state of North Carolina requires all corporations chartered or doing business in the state to pay a corporate tax. In 2023 and 2022 the tax rate was 2.5%. If a corporation in North Carolina does business in North Carolina and in one or more other states, North Carolina taxes a fraction of the corporation’s income based on the amount of sales, payroll and property it maintains within North Carolina. North Carolina franchise tax is levied on business corporations at the rate of $1.50 per $1,000 of the largest of the following three alternate bases: (i) the amount of the corporation’s capital stock, surplus and undivided profits apportionable to the state; (ii) 55% of the appraised value of the corporation’s property in the state subject to local taxation; or (iii) the book value of the corporation’s real and tangible personal property in the state less any outstanding debt that was created to acquire or improve real property in the state. Any cash dividends, in excess of a certain exempt amount, that would be paid with respect to HomeTrust Bancshares common stock to a stockholder (including a partnership and certain other entities) who is a resident of North Carolina will be subject to the North Carolina income tax. Any distribution by a corporation from earnings according to percentage ownership is considered a dividend, and the definition of a dividend for North Carolina income tax purposes may not be the same as the definition of a dividend for federal income tax purposes. A corporate distribution may be treated as a dividend for North Carolina income tax purposes if it is paid from funds that exceed the corporation’s earned surplus and profits under certain circumstances. South Carolina. The state of South Carolina requires banks to file a bank tax return. As a multi-state bank, we pay taxes on the portion of revenue generated within the state. In 2023 and 2022 the tax rate was 4.5%. Tennessee. The state of Tennessee requires banks to file a franchise and excise tax form for financial institutions. The franchise tax is based on the portion of revenue generated in the state, the net worth of the Bank and the applicable franchise tax, which was $0.25 per $100 in 2023 and 2022. The excise tax is based on the taxable income (as defined by the state), the portion of revenue generated in the state and the applicable excise tax, which was 6.5% in 2023 and 2022. Virginia. The state of Virginia requires banks to file a bank franchise tax. The tax is based on the portion of capital deployed within the state and county level (as defined by the state) and was taxed at $1 per $100 of taxable value in 2023 and 2022. The Company is subject to taxation via nexus in several other states where we do not have physical locations. The amount paid to these states is immaterial to the financial statements. If the percentage of Company revenues were to increase in these states, our state income tax provision would have an increased effect on our effective tax rate and results of operations. Available Information The Company’s internet address is www.htb.com. The information contained on our website is not included as a part of, or incorporated by reference into, this Transition Report on Form 10-KT. Other than an investor’s own Internet access charges, we make available free of charge through our website our Transition Report on Form 10-KT, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we have electronically filed such material with, or furnished such material to, the SEC. 12

Item 1A. Risk Factors An investment in our common stock is subject to risks inherent in our business. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included in this report. In addition to the risks and uncertainties described below, other risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition and results of operations. The value or market price of our common stock could decline due to any of these identified or other risks, and you could lose all or part of your investment. Risks Related to Macroeconomic Conditions Adverse economic conditions in the market areas we serve could adversely impact our earnings and could increase the credit risk associated with our loan portfolio. Our primary market areas are concentrated in North Carolina (the Asheville metropolitan area, the "Piedmont" region, Charlotte and Raleigh/ Cary), South Carolina (Greenville and Charleston), East Tennessee (Kingsport/Johnson City, Knoxville and Morristown), Southwest Virginia (the Roanoke Valley) and Georgia (Greater Atlanta). Adverse economic conditions in our market areas can reduce our rate of growth, affect our customers’ ability to repay loans and adversely impact our financial condition and earnings. General economic conditions, including inflation, unemployment and money supply fluctuations, also may adversely affect our profitability. A deterioration in economic conditions, particularly within our primary market areas, could result in the following consequences among others, any of which could materially hurt our business: • loan delinquencies, problem assets and foreclosures may increase; • we may need to increase our ACL; • the slowing of sales and/or the reduction in value of foreclosed assets; • demand for our products and services may decline, possibly resulting in a decrease in our total loans or assets; • collateral for loans may decline further in value, exposing us to increased risk of loss on existing loans and reducing customers’ borrowing power; • the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us; and • the amount of our deposits may decrease and the composition of our deposits may be adversely affected. At December 31, 2023, the most significant portion of our loans located outside of our primary market areas were equipment finance, SBA and purchased HELOCs. As a result, our financial condition and results of operations are subject to general and regional economic conditions and the real estate conditions prevailing in the markets in which the underlying properties securing these loans are located, as well as the conditions in our primary market areas. If economic conditions or the real estate markets decline in the areas where these properties are located, we may suffer decreased net income or losses associated with higher default rates and decreased collateral values on our existing portfolio. Further, because of their geographical diversity, these loans can be more difficult to oversee than loans in our market areas in the event of delinquency. A decline in economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse. Many of the loans in our portfolio are secured by real estate. Deterioration in the real estate markets where collateral for a mortgage loan is located could negatively affect the borrower’s ability to repay the loan and the value of the collateral securing the loan. Real estate values are affected by various other factors, including changes in governmental rules or policies and natural disasters. If we are required to liquidate a significant amount of collateral during a period of reduced real estate values, our financial condition and profitability could be adversely affected. A continued weak economic recovery or recessionary conditions could increase our level of nonperforming assets, lower real estate values and reduce demand for loans, which would result in increased loan losses and lower earnings. Recessionary conditions and/or negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans and investments and our ongoing operations, costs and profitability. Declines in real estate values and sales volumes and higher unemployment levels may result in higher than expected loan delinquencies and a decline in demand for our products and services. These negative events may cause us to incur reduced earnings or even losses, and may adversely affect our capital, liquidity and financial condition. Inflationary pressures and rising prices may adversely affect our results of operations and financial condition. Inflation rose sharply starting at the end of calendar year 2021 to levels not seen in more than 40 years. This rise continued through early calendar year 2023 and remained elevated at the end of 2023. Small- and medium-sized businesses may be impacted more during periods of high inflation, as they are not able to leverage economies of scale to mitigate cost pressures compared to larger businesses. Consequently, the ability of our business customers to repay their loans may deteriorate, and in some cases this deterioration may occur quickly, which would adversely impact our results of operations and financial condition. Furthermore, a prolonged period of inflation could cause wages and other costs to the Company to increase, which could adversely affect our results of operations and financial condition. The economic impact of the COVID-19 pandemic could continue to adversely affect us. The COVID-19 pandemic has adversely impacted the global and national economy and certain industries and geographies in which our customers reside and operate. As a result of its ongoing and dynamic nature, it is difficult to predict the full impact of the COVID-19 pandemic on the Company and its customers, employees and third-party service providers. The extent of this impact will depend on future developments which are highly uncertain. Additionally, the responses of various governmental and nongovernmental authorities and consumers to the pandemic may have material long-term effects on the Company and its customers, which are difficult to quantify in the near- term or long-term. We could be subject to a number of risks as the result of the COVID-19 pandemic, any of which could have a material adverse effect on our business, financial condition, liquidity and/or results of operations. These risks include, but are not limited to, changes in demand for our products and services; increased loan losses or other impairments in our loan portfolios and increases in our ACL; a decline in collateral for our loans, especially real estate; unanticipated unavailability of employees; increased cyber security risks to the extent employees work 13 remotely; a prolonged weakness in economic conditions; and increased costs as we and our regulators, customers and third-party service providers adapt to evolving pandemic conditions. Severe weather and other natural disasters, acts of war or terrorism, new public health issues or other adverse external events could harm our business. Severe weather and other natural disasters, acts of war or terrorism, new public health issues or other adverse external events could have a significant impact on our ability to conduct business. Such events could harm our operations through interference with communications, including the interruption or loss of our computer systems, which could prevent or impede us from gathering deposits, originating loans and processing and controlling the flow of business, as well as through the destruction of our facilities and our operational, financial and management information systems. There is no assurance that our business continuity and disaster recovery program can adequately mitigate these risks. Such events could also affect the stability of our deposit base, cause significant property damage, adversely affect our employees, adversely impact the values of collateral securing our loans and/or interfere with our borrowers’ abilities to repay their debt obligations to us. Risks Related to Lending Activities Our business may be adversely affected by credit risk associated with residential property. At December 31, 2023, $584.4 million, or 16.1% of our total loan portfolio, was secured by liens on one-to-four family residential loans. These types of loans are generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. A decline in residential real estate values resulting from a downturn in the housing markets in which we operate may reduce the value of the real estate collateral securing these types of loans and increase our risk of loss if borrowers default on their loans. Recessionary conditions or declines in the volume of real estate sales and/or sales prices coupled with elevated unemployment rates may result in higher than expected loan delinquencies or problem assets, and a decline in demand for our products and services. These potential negative events may cause us to incur losses, adversely affect our capital and liquidity and damage our financial condition and business operations. A majority of our residential loans are “non-conforming” because they are adjustable rate mortgages that contain interest rate floors or do not satisfy credit or other requirements due to personal and financial reasons (e.g., divorce, bankruptcy, length of time employed, etc.), conforming loan limits (i.e., jumbo mortgages), and other requirements imposed by secondary market purchasers. Some of these borrowers have higher debt-to-income ratios, or the loans are secured by unique properties in rural markets for which there are no sales of comparable properties to support the value according to secondary market requirements. We may require additional collateral or lower loan-to-value ratios to reduce the risk of these loans. We believe that these loans satisfy a need in our local market areas. As a result, subject to market conditions, we intend to continue to originate these types of loans. High loan-to-value ratios on a portion of our residential mortgage loan portfolio expose us to greater risk of loss. Many of our one-to-four family loans and home equity lines of credit are secured by liens on mortgage properties in which the borrowers have little or no equity because of home value declines in our market areas in prior years. Residential loans with high combined loan-to-value ratios will be more sensitive to declining property values than those with lower combined loan-to-value ratios and therefore may experience a higher incidence of default and severity of losses. In addition, if the borrowers sell their homes, they may be unable to repay their loans in full from the sale proceeds. Further, a majority of our home equity lines of credit consist of second mortgage loans. For those home equity lines secured by a second mortgage, it is unlikely that we will be successful in recovering all or a portion of our loan proceeds in the event of default unless we are prepared to repay the first mortgage loan and such repayment and the costs associated with a foreclosure are justified by the value of the property. For these reasons, we may experience higher rates of delinquency, default and loss. Our non-owner occupied real estate loans may expose us to increased credit risk. At December 31, 2023, $151.3 million, or 25.9% of our one-to-four family loans and 4.2% of our total loan portfolio, consisted of loans secured by non-owner occupied residential properties. Loans secured by non-owner occupied properties generally expose a lender to greater risk of non-payment and loss than loans secured by owner occupied properties because repayment of such loans depends primarily on the tenant’s continuing ability to pay rent to the property owner who is our borrower, or, if the property owner is unable to find a tenant, the property owner’s ability to repay the loan without the benefit of a rental income stream. In addition, the physical condition of non-owner occupied properties is often below that of owner occupied properties due to lax property maintenance standards, which has a negative impact on the value of the collateral properties. Furthermore, some of our non-owner occupied residential loan borrowers have more than one loan outstanding with the Bank, which may expose us to a greater risk of loss compared to an adverse development with respect to an owner occupied residential mortgage loan. Our construction and land development loans have a higher risk of loss than residential or commercial real estate loans. At December 31, 2023, construction and land development loans in our residential real estate loan portfolio were $96.6 million, or 2.7% of our total loan portfolio, and consisted primarily of construction to permanent loans to homeowners building a residence or developing lots in residential subdivisions intending to construct a residence within one year. Construction and development loans in our commercial real estate loan portfolio at December 31, 2023, totaled $305.3 million, or 8.4% of our total loan portfolio, and consisted of loans to contractors and builders primarily to finance the construction of single and multifamily homes, subdivisions, as well as commercial properties. We originate these loans whether or not the collateral property underlying the loan is under contract for sale. Construction and land development lending involves additional risks when compared with permanent residential or commercial real estate lending because funds are advanced based on an estimate of costs that will produce a future value at completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the complete project and the effects of governmental regulation on real property, it is relatively difficult to accurately evaluate the total funds required to complete a project and the completed project loan-to- value ratio. Changes in demand for new housing or commercial buildings and higher than anticipated building costs, may cause actual results to vary significantly from those estimated. This type of lending also typically involves higher loan principal amounts and is often concentrated with loans to a small number of builders. For these reasons, a downturn in housing or the real estate market could increase loan delinquencies, defaults and foreclosures and significantly impair the value of the collateral underlying our construction and land development loans and our 14 ability to sell the collateral upon foreclosure. Some of the builders we deal with have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss. In addition, during the term of some of our construction and land development loans, no payment from the borrower is required since the accumulated interest is added to the principal of the loan through an interest reserve. As a result, these loans often involve the disbursement of funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. Because construction loans require active monitoring of the building process, including cost comparisons and on-site inspections, these loans are more difficult and costly to monitor. In addition, increases in market rates of interest may have a more pronounced effect on construction loans by rapidly increasing the end-purchasers' borrowing costs, thereby reducing the overall demand for the project. Properties under construction are often difficult to sell and typically must be completed in order to be successfully sold, which also complicates the process of working out problem construction loans. This may require us to advance additional funds and/or contract with another builder to complete construction and assume the market risk of selling the project at a future market price, which may or may not enable us to fully recover unpaid loan funds and associated construction and liquidation costs. Furthermore, in the case of speculative construction loans, there is the added risk associated with identifying an end-purchaser for the finished project. At December 31, 2023, $86.2 million of our construction and land development loans were for speculative construction and none were classified as nonaccruing. Loans on land under development or held for future construction as well as lot loans made to individuals for the future construction of a residence also pose additional risk because the length of time from financing to completion of a development project is significantly longer than for a traditional construction loan. This makes them more susceptible to declines in real estate values, declines in overall economic conditions, which may delay the development of the land, changes in the political landscape that could affect the permitted and intended use of the land being financed, and the potential illiquid nature of the collateral. In addition, during this long period of time from financing to completion, the collateral often does not generate any cash flow to support debt service. Our commercial real estate loans involve higher principal amounts than other loans and repayment of these loans may be dependent on factors outside our control or the control of our borrowers. While commercial real estate lending may potentially be more profitable than single-family residential lending, it is generally more sensitive to regional and local economic conditions, making loss levels more difficult to predict. Collateral evaluation and financial statement analysis in these types of loans require a more detailed analysis at the time of loan underwriting and on an ongoing basis. At December 31, 2023, commercial real estate loans were $1.8 billion, or 49.6% of our total loan portfolio, including multifamily loans totaling $88.6 million or 2.4% of our total loan portfolio. These loans typically involve higher principal amounts than other types of loans and some of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one-to-four family residential mortgage loan. Repayment of these loans is dependent upon income being generated from the property securing the loan in amounts sufficient to cover operating expenses and debt service, which may be adversely affected by changes in the economy or local market conditions. Commercial real estate loans also expose a lender to greater credit risk than loans secured by one-to-four family residential real estate because the collateral securing these loans typically cannot be sold as easily as residential real estate. In addition, many of our commercial real estate loans are not fully amortizing and contain large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, which may increase the risk of default or non- payment. At December 31, 2023, commercial real estate loans that were nonperforming totaled $5.0 million, or 25.9% of our total nonperforming loans. A secondary market for most types of commercial real estate loans is not readily available, so we have less opportunity to mitigate credit risk by selling part or all of our interest in these loans. As a result of these characteristics, if we foreclose on a commercial real estate loan, our holding period for the collateral typically is longer than for one-to-four family residential loans because there are fewer potential purchasers of the collateral. Additionally, charge-offs on commercial real estate loans may be larger on a per loan basis than those incurred with our residential and consumer loan portfolios. The level of our commercial real estate loan portfolio may subject us to additional regulatory scrutiny. The FDIC, the Federal Reserve and the Office of the Comptroller of the Currency have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under this guidance, a financial institution that, like us, is actively involved in commercial real estate lending should perform a risk assessment to identify concentrations. A financial institution may have a concentration in commercial real estate lending if, among other factors (i) total reported loans for construction, land development and other land represent 100% or more of total capital, or (ii) total reported loans secured by multifamily and non-farm/non-residential properties, loans for construction, land development and other land and loans otherwise sensitive to the general commercial real estate market, including loans to commercial real estate related entities, represent 300% or more of total capital. Our total loans for multifamily, non-farm/non-residential, construction, land development and other land represented 258.6% of total risk-based capital at December 31, 2023. The particular focus of the guidance is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be at greater risk to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is to assist banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance states that management should employ heightened risk management practices including Board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. While not exceeding the 300% of capital threshold, we have implemented what we believe are policies and procedures with respect to our commercial real estate loan portfolio consistent with this guidance. Bank regulators could, however, require us to implement additional policies and procedures pursuant to their interpretation of the guidance that may result in additional costs to us. 15

Our equipment finance and auto finance lending increases our exposure to lending risks. At December 31, 2023, $465.6 million and $107.0 million, or 12.8% and 2.9% of our total loan portfolio, consisted of equipment finance and indirect auto finance loans, respectively. Equipment finance and indirect auto finance loans are inherently risky as they are secured by assets that depreciate rapidly. In some cases, repossessed collateral for transportation and construction loans, and manufacturing equipment for equipment finance loans may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency may not warrant further substantial collection efforts against the borrower. Equipment finance loan collections depend on the borrower's continuing financial stability and, therefore, are more likely to be adversely affected by the cash flows of the borrower's business within certain industries. Specific to the equipment finance portfolio, during the six months ended December 31, 2023, our balances of both nonaccrual loans and net charge-offs increased significantly due to pressure in the over-the-road trucking sector. These pressures were most prevalent in loans to smaller operators which had an outstanding balance of $56.2 million as of December 31, 2023. Of this amount, $34.4 million of loans originated in calendar years 2021 and 2022 currently present the greatest risk as equipment prices were elevated during that time and have since declined. See "Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations", specifically the "Nonperforming Assets" section, for additional information about changes in problem loans and actions taken to address this risk. Lastly, as announced in our Current Report on Form 8-K filed on January 24, 2024, we decided to cease indirect auto originations effective by the end of the quarter ending March 31, 2024. The collectibility of the existing portfolio of auto loans depends on the borrower’s continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy. Repayment of our municipal leases is dependent on fire departments receiving tax revenues from counties/municipalities. At December 31, 2023, municipal leases were $150.3 million, or 4.1% of our total loan portfolio. We offer ground and equipment lease financing to fire departments located throughout North Carolina and, to a lesser extent, South Carolina. Repayment of our municipal leases is often dependent on the tax revenues collected by the county/municipality on behalf of the fire department. Although a municipal lease does not constitute a general obligation of the county/municipality for which the county/municipality's taxing power is pledged, a municipal lease is ordinarily backed by the county/municipality's covenant to budget for, appropriate and pay the tax revenues to the fire department. However, certain municipal leases contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for that purpose on a yearly basis. In the case of a "non- appropriation" lease, our ability to recover under the lease in the event of non-appropriation or default will be limited solely to the repossession of the leased property, without recourse to the general credit of the lessee, and disposition or releasing of the property might prove difficult. At December 31, 2023, $24.2 million of our municipal leases contained a non-appropriation clause. Our allowance for credit losses may prove to be insufficient to absorb losses in our loan portfolio. Lending money is a substantial part of our business, and each loan carries a certain risk that it will not be repaid in accordance with its terms, or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things: • cash flow of the borrower and/or the project being financed; • in the case of a collateralized loan, changes and uncertainties as to the future value of the collateral; • the duration of the loan; • the character and creditworthiness of a particular borrower; and • changes in economic and industry conditions. We maintain an ACL, established through a provision for expected losses charged against income, which we believe is appropriate to provide for lifetime ECLs in our loan portfolio. The amount of this ACL is determined by our management through periodic reviews and consideration of several factors, including, but not limited to: • our reserve on loans collectively evaluated, based on peer loss experience, which management believes provides the best basis for its assessment of ECLs, and consideration of the effects of past events, current conditions and reasonable and supportable forecasts on the collectability of the loan portfolio; • a qualitative reserve based on factors that are relevant within the qualitative framework; and • our reserve on loans individually evaluated for loans no longer sharing similar risk characteristics, which is based on a DCF analysis unless the loan meets the criteria for use of the fair value of collateral, either by virtue of an expected foreclosure or through meeting the definition of collateral dependent. Our determination of the appropriate level of the ACL inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. If our estimates are incorrect, the ACL may not be sufficient to cover the expected losses in our loan portfolio, resulting in the need for increases in our ACL. Management also recognizes that significant new growth in loan portfolios, new loan products and the refinancing of existing loans can result in portfolios comprised of unseasoned loans that may not perform in a historical or projected manner and will increase the risk that our ACL may be insufficient to absorb losses without significant additional provisions. In addition, bank regulatory agencies periodically review our ACL and may require an increase in the provision for credit losses or the recognition of further loan charge-offs based on judgments different than those of management. If charge-offs in future periods exceed the ACL, we may need additional provisions to increase the ACL. Any increases in the ACL will result in a decrease in net income and possibly capital and may have a material adverse effect on our financial condition and results of operations. If our nonperforming assets increase, our earnings will be adversely affected. Our nonperforming assets (which consist of nonaccruing loans and OREO) were $19.3 million, or 0.41% of total assets, at December 31, 2023, compared to $8.3 million, or 0.18% of total assets, at June 30, 2023, respectively. Our nonperforming assets adversely affect our net income in various ways: • we record interest income only on a cash basis for nonaccrual loans and any nonperforming debt securities, and do not record interest income for OREO; • we must provide for ECLs through a current period charge to the provision for credit losses; 16

• noninterest expense increases when we write down the value of properties in our OREO portfolio to reflect changing market values or recognize credit impairment on nonperforming debt securities; • there are legal fees associated with the resolution of problem assets, as well as carrying costs such as taxes, insurance and maintenance fees related to our OREO; and • the resolution of nonperforming assets requires the active involvement of management, a distraction from more profitable activity. If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our nonperforming assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our financial condition and results of operations. If our OREO is not properly valued or sufficiently reserved to cover actual losses, or if we are required to increase our valuation reserves, our earnings could be reduced. We obtain updated valuations in the form of appraisals and broker price opinions when a loan has been foreclosed upon and the property is taken in as OREO, and at certain other times during the asset’s holding period. Our NBV in the loan at the time of foreclosure and thereafter is compared to the updated market value of the foreclosed property less estimated selling costs (fair value). A charge-off is recorded for any excess in the asset’s NBV over its fair value. If our valuation process is incorrect, or if property values decline, the fair value of our OREO may not be sufficient to recover our carrying value in such assets, resulting in the need for additional charge-offs. Significant charge-offs to our OREO could have a material adverse effect on our financial condition and results of operations. In addition, bank regulators periodically review our OREO and may require us to recognize further charge-offs. Any increase in our write- downs may have a material adverse effect on our financial condition, liquidity and results of operations. Risks Related to Market Interest Rates Fluctuating interest rates can adversely affect our profitability. Our earnings and cash flows are largely dependent upon our net interest income, which is the difference, or spread, between the interest earned on loans, securities and other interest-earning assets and the interest paid on deposits, borrowings and other interest-bearing liabilities. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. In March 2020, in response to the COVID-19 pandemic, the Federal Open Market Committee (“FOMC”) of the Federal Reserve reduced the targeted federal funds rate 150 basis points to a range of 0.00% to 0.25%. The reduction in the targeted federal funds rate resulted in a decline in overall interest rates which negatively impacted our net interest income. Starting in March 2022, the FOMC has increased the targeted federal funds rate 11 separate times, raising the rate by 525 basis points to a range of 5.25% to 5.50%. If the FOMC further increases the targeted federal funds rates, overall interest rates will likely rise, which may continue to negatively impact both the housing market, by reducing refinancing activity and new home purchases, and the U.S. economy. In addition, deflationary pressures, while possibly lowering our operational costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of collateral securing loans, which could negatively affect our financial performance. We principally manage interest rate risk by managing our volume and mix of earning assets and funding liabilities. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings, but also (i) our ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities, which could negatively impact stockholders' equity and our ability to realize gains from the sale of such assets; (iii) our ability to obtain and retain deposits in competition with other available investment alternatives; (iv) the ability of our borrowers to repay adjustable or variable rate loans; and (v) the average duration of our debt securities portfolio and other interest-earning assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. In a changing interest rate environment we may not be able to manage this risk effectively. If we are unable to manage interest rate risk effectively, our business, financial condition and results of operations could be materially affected. Changes in interest rates could also have a negative impact on our results of operations by reducing the ability of borrowers to repay their current loan obligations (generally, if rates increase) or by reducing our margins and profitability (generally, if rates decrease). Our net interest margin is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates, up or down, could adversely affect our net interest margin and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. When we anticipate a rising-rate environment, we work to adjust our assets to be shorter in duration than our liabilities, so they may adjust faster in response to changes in interest rates. As a result, when interest rates decline, the yield we earn on our assets may decline faster than the rate we pay on funding, causing our net interest margin to contract until the interest rates on interest-bearing liabilities catch up. When we anticipate a declining-rate environment, we work to adjust our liabilities to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yields on interest-earning assets catch up. Changes in the slope of the “yield curve”, or the spread between short-term and long-term interest rates, could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets in periods where we anticipate a declining-rate environment, when the yield curve flattens or even inverts, we will experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets. Also, interest rate decreases can lead to increased prepayments of loans and mortgage-backed securities as borrowers refinance their loans to reduce borrowing costs. Under these circumstances, we are subject to reinvestment risk as we may have to redeploy such repayment proceeds into lower yielding investments, which would likely hurt our income. A sustained increase in market interest rates, such as the increases experienced during calendar year 2022 and early 2023, could adversely affect our earnings. A significant portion of our loans have fixed interest rates and longer terms than our deposits and borrowings. As is the 17 case with many other financial institutions, our emphasis on increasing the development of core deposits, those deposits bearing no or a relatively low rate of interest with no stated maturity date, resulted in our having a significant amount of these deposits, which have a shorter duration than our assets. At December 31, 2023, we had $813.0 million in certificates of deposit that mature within one year and $2.8 billion in checking, savings and money market accounts with no stated maturity. We have incurred and may continue to incur a higher cost of funds to retain these deposits in a rising interest rate environment or one that is maintained for a significant period of time at a historically high rate of interest, as well as supplementing any runoff with other types of borrowings also at a higher cost of funds. Our net interest income has been and could continue to be adversely affected if the rates we pay on deposits and borrowings increase more rapidly than the rates we earn on loans and other investments. In addition, a substantial amount of our loans have adjustable interest rates. As a result, these loans may experience a higher rate of default in a rising interest rate environment. Further, a significant portion of our adjustable rate loans have interest rate floors below which the loan’s contractual interest rate may not adjust. As of December 31, 2023, our loans with interest rate floors totaled approximately $650.9 million, or 17.9% of our total loan portfolio, and had a weighted average floor rate of 5.14%, of which $46.9 million were at their floor rate. The inability of our loans to adjust downward can contribute to increased income in periods of declining interest rates, although this result is subject to the risks that borrowers may refinance these loans during such periods. Also, when loans are at their floors, there is a further risk that our interest income may not increase as rapidly as our cost of funds during periods of increasing interest rates, which could have a material adverse effect on our results of operations. Changes in interest rates also affect the value of our interest-earning assets and in particular our debt securities portfolio. Generally, the fair values of fixed-rate debt securities fluctuate inversely with changes in interest rates. Unrealized gains and losses on debt securities available for sale are reported as a separate component of stockholders' equity, net of tax. Decreases in the fair value of debt securities available for sale resulting from increases in interest rates could have an adverse effect on stockholders’ equity. Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected or prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our consolidated balance sheet or projected operating results. For further discussion of how changes in interest rates could impact us, see "Part II, Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for additional information about our interest rate risk management. We may incur losses on our securities portfolio due to factors beyond our control, including changes in interest rates. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by, or other adverse events affecting the issuer or the underlying securities, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, and any changes to the Company's intent or ability to hold the securities until such securities recover in value could cause impairments and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could have an adverse effect on our business, financial condition and results of operations. The process for determining whether the decline in fair value below the amortized cost basis (impairment) is due to credit-related factors or noncredit-related factors usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security to assess the probability of receiving all contractual principal and interest payments on the security. Furthermore, there can be no assurance that the declines in market value will not result in impairments of these assets and lead to accounting charges that could have a material adverse effect on our net income and capital levels. Any impairment that is not credit-related is recognized in other comprehensive income, net of applicable taxes. Credit-related impairment is recognized as an ACL on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings. As of December 31, 2023, an ACL was not deemed necessary by the Company for credit-related impairment on our securities portfolio. Changes in the programs offered by GSEs, our ability to qualify for such programs, and changes in interest rates may affect our gains on sale of loans held for sale, which could negatively impact our noninterest income. Our mortgage banking and SBA lending operations provide a significant portion of our noninterest income. We generate mortgage revenues primarily from gains on the sale of single-family residential loans pursuant to programs currently offered by Fannie Mae, Freddie Mac, Ginnie Mae and other investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. We also generate commercial business loan revenues from gains on the sale of the guaranteed portion of SBA and business and industry loans pursuant to programs currently offered by the SBA and USDA B&I. Any future changes in these programs, significant impairment of our eligibility to participate in such programs, the criteria for loans to be accepted or laws that significantly affect the activity of such entities could, in turn, result in a lower volume of corresponding loan originations or increase other administrative costs, which may materially adversely affect our results of operations. Mortgage production, especially refinancing, generally declines in rising interest rate environments, resulting in fewer loans that are available to be sold to investors. When interest rates rise, or even if they do not, there can be no assurance that our mortgage production will continue at current levels. The profitability of our mortgage banking operations depends in large part upon our ability to aggregate a high volume of loans and sell them in the secondary market at a gain. Thus, in addition to the interest rate environment, our mortgage business is dependent upon (i) the existence of an active secondary market and (ii) our ability to profitably sell loans into that market. Similar to mortgage production, our SBA and USDA B&I operations are dependent upon (i) and (ii) previously mentioned. The loans in our held-for-sale portfolio are carried at either fair market value or the lower of cost or fair market value less estimated costs to sell, with changes recognized in our statement of operations. Carrying the loans at fair value may also increase the volatility in our earnings. In addition, our results of operations are affected by the amount of noninterest expense associated with mortgage banking and SBA lending activities, such as salaries and employee benefits, occupancy, equipment and data processing expense and other operating costs. During periods of reduced loan demand, our results of operations may be adversely affected to the extent that we are unable to reduce expenses commensurate with the decline in loan originations. Also, although we sell loans into the secondary market without recourse, we are required 18 to give customary representations and warranties about the loans to the buyers. If we breach those representations and warranties, the buyers may require us to repurchase the loans and we may incur a loss on the repurchase. Risks Related to Acquisition Activities Our strategy of pursuing acquisitions exposes us to financial, execution and operational risks that could adversely affect us. We have implemented a strategy of supplementing organic growth by acquiring other financial institutions or other businesses that we believe will help us fulfill our strategic objectives and enhance our earnings; however, there are risks associated with this strategy, including the following: • we may be exposed to potential asset quality issues or unknown or contingent liabilities of the banks, businesses, assets and liabilities we acquire. If these issues or liabilities exceed our estimates, our results of operations and financial condition may be materially negatively affected. • prices at which future acquisitions can be made may not be acceptable to us. • our growth initiatives may require us to recruit experienced personnel to assist in such initiatives. The failure to identify and retain such personnel would place significant limitations on our ability to execute our growth strategy. • our strategic efforts may divert resources or management’s attention from ongoing business operations and may subject us to additional regulatory scrutiny. • the acquisition of other entities generally requires integration of systems, procedures and personnel of the acquired entity into our company to make the transaction economically successful. This integration process is complicated and time-consuming and can also be disruptive to the customers of the acquired business. If the integration process is not conducted successfully and with minimal effect on the acquired business and its customers, we may not realize the anticipated economic benefits of particular acquisitions to the extent expected or within the expected time frame, and we may lose customers or employees of the acquired business. We may also experience greater than anticipated customer losses even if the integration process is successful. • to finance a future acquisition, we may borrow funds, thereby increasing our leverage and diminishing our liquidity, or raise additional capital, which could dilute the interests of our existing stockholders. • we have completed six acquisitions during the past 10 years that enhanced our rate of growth. We may not be able to continue to maintain our past rate of growth or to grow at all in the future, even if we do have additional acquisitions. • we expect our net income will increase following our acquisitions; however, we also expect our general and administrative expenses, and consequently our efficiency rates, will also increase. Ultimately, we would expect our efficiency ratio to improve; however, if we are not successful in our integration process, this may not occur, and our acquisitions or branching activities may not be accretive to earnings in the short or long-term. We have faced many of these risks in connection with our recently completed merger with Quantum. The required accounting treatment of loans we acquire through acquisitions, including purchased financial assets with credit deterioration, could result in higher net interest margins and interest income in current periods and lower net interest margins and interest income in future periods. Under US GAAP, we are required to record loans acquired through acquisitions, including PCD, at fair value. Estimating the fair value of such loans requires management to make estimates based on available information and facts and circumstances as of the acquisition date. Actual performance could differ from management's initial estimates. If these loans outperform our original fair value estimates, the difference between our original estimate and the actual performance of the loan (the “discount”) is accreted into net interest income. Thus, our net interest margins may initially increase due to the discount. We expect the yields on our loans to decline as our acquired loan portfolio pays down or matures and the discount decreases, and we expect downward pressure on our interest income to the extent that the runoff on our acquired loan portfolio is not replaced with comparable high-yielding loans. This could result in lower net interest margins and lower interest income in future periods. We may experience future goodwill impairment, which could reduce our earnings. Our annual goodwill impairment test, the timing of which was adjusted to occur within the six-month transition period, did not identify any impairment for the period from June 30, 2023 to December 31, 2023. In testing goodwill for impairment, the Company has the option to assess either qualitative or quantitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. If we elect to perform a qualitative assessment and determine that an impairment is more likely than not, we are then required to perform a quantitative impairment test; otherwise, no further analysis is required. Under the quantitative impairment test, the evaluation involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. Our evaluation of the fair value of goodwill involves a substantial amount of judgment. If our judgment was incorrect, or if events or circumstances change, and an impairment of goodwill is deemed to exist, we would be required to write down our goodwill resulting in a charge to earnings, which would adversely affect our results of operations, perhaps materially; however, it would have no impact on our liquidity, operations or regulatory capital. Risks Related to Regulation We operate in a highly regulated environment and may be adversely affected by changes in federal and state laws and regulations. The financial services industry is extensively regulated. Federal and state banking regulations are designed primarily to protect the deposit insurance funds and consumers, not to benefit a company’s stockholders. These regulations may sometimes impose significant limitations on operations. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution’s ACL. Bank regulators also have the ability to impose conditions in the approval of merger and acquisition transactions. The significant federal and state banking regulations that affect us are described under the heading "Business – How We Are Regulated” in Item 1 of this Form 10-KT. These regulations, along with the currently existing tax, accounting, securities, insurance and monetary laws, regulations, rules, standards, policies and interpretations control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance and govern financial reporting and disclosures. These laws, regulations, rules, standards, policies and 19 interpretations are constantly evolving and may change significantly over time. Any new regulations or legislation, change in existing regulations or oversight, whether a change in regulatory policy or a change in a regulator’s interpretation of a law or regulation, may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on our business, financial condition and results of operations. Additionally, actions by regulatory agencies or significant litigation against us may lead to penalties that materially affect us. Further, changes in accounting standards can be both difficult to predict and involve judgment and discretion in their interpretation by us and our independent registered public accounting firm. These accounting changes could materially impact, potentially even retroactively, how we report our financial condition and results of our operations as could our interpretation of those changes. Non-compliance with the USA PATRIOT Act, Bank Secrecy Act or other laws and regulations could result in fines or sanctions and limit our ability to get regulatory approval of acquisitions. The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent them from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury’s Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions and limit our ability to get regulatory approval of acquisitions. Banking institutions continue to receive large fines for non-compliance with these laws and regulations. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that these policies and procedures will be effective in preventing violations of these laws and regulations. Our framework for managing risks may not be effective in mitigating risk and loss to us. We have established processes and procedures intended to identify, measure, monitor, report, analyze and control the types of risk to which we are subject. These risks include liquidity risk, credit risk, market risk, interest rate risk, operational risk, legal and compliance risk and reputational risk, among others. We also maintain a compliance program to identify, measure, assess and report on our adherence to applicable laws, policies and procedures. While we assess and improve these programs on an ongoing basis, there can be no assurance that our risk management or compliance programs, along with other related controls, will effectively mitigate all risk and limit losses in our business. As with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. If our risk management framework proves ineffective, we could suffer unexpected losses, which could have a material adverse effect on our financial condition and results of operations. Risks Related to Cybersecurity, Data and Fraud We are subject to certain risks in connection with our use of technology. Our security measures may not be sufficient to mitigate the risk of a cyber attack. Communications and information systems are essential to the conduct of our business, as we use these systems to manage our customer relationships, our general ledger and virtually all other aspects of our business. Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, the security of our computer systems, software and networks may be vulnerable to breaches, fraudulent or unauthorized access, denial or degradation of service attacks, misuse, computer viruses, malware or other malicious code and cyber-attacks that could have a security impact. If one or more of these events occur, this could jeopardize our or our customers' confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations or the operations of our customers or counterparties. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us. We could also suffer significant reputational damage. Further, our cardholders use their debit and credit cards to make purchases from third-parties or through third-party processing services. As such, we are subject to risk from data breaches of a third-party’s information systems or their payment processors. Such a data security breach could compromise our account information. The payment methods that we offer also subject us to potential fraud and theft by criminals who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data is compromised due to a breach or misuse of data, we may be liable for losses associated with reimbursing our clients for fraudulent transactions on clients’ card accounts, as well as costs incurred by payment card issuing banks and other third-parties, we may be subject to fines and higher transaction fees, and our ability to accept or facilitate certain types of payments may be impaired. We may also incur other costs related to data security breaches, such as replacing cards associated with compromised card accounts. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. Breaches of information security also may occur through intentional or unintentional acts by those having access to our systems or our clients’ or counterparties’ confidential information, including employees. The Company is continuously working to install new, and upgrade its existing, information technology systems and provide employee awareness training around phishing, malware and other cyber risks to further protect the Company against cyber risks and security breaches. There continues to be a rise in electronic fraudulent activity, security breaches and cyber-attacks within the financial services industry, especially in the commercial banking sector, due to cyber criminals targeting commercial bank accounts. We are regularly the target of attempted cyber and other security threats and must continuously monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact. Insider or employee cyber and security threats are increasingly a concern for companies, including ours. We are not aware that we have experienced any material misappropriation, loss or other unauthorized disclosure of confidential or personally identifiable information as a result of a cyber-security breach or other act; however, some of our clients may have been affected by these breaches, which could increase their risks of identity theft, credit card fraud and other fraudulent activity that could involve their accounts with us. 20

Security breaches in our internet banking activities could further expose us to possible liability and damage our reputation. Increases in criminal activity levels and sophistication, advances in computer capabilities, new discoveries, vulnerabilities in third-party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and to protect data about us, our clients and underlying transactions. Any compromise of our security could deter customers from using our internet banking services that involve the transmission of confidential information. We rely on standard internet security systems to provide the security and authentication necessary to effect secure transmission of data. Although we have developed and continue to invest in systems and processes that are designed to detect and prevent security breaches and cyber-attacks and periodically test our security, these precautions may not protect our systems from compromises or breaches of our security measures, and could result in losses to us or our customers, our loss of business and/or customers, damage to our reputation, the incurrence of additional expenses, disruption to our business, our inability to grow our online services or other businesses, additional regulatory scrutiny or penalties or our exposure to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition and results of operations. Our security measures may not protect us from system failures or interruptions of our own systems or those of our third-party vendors. While we have established policies and procedures to prevent or limit the impact of systems failures and interruptions, there can be no assurance that such events will not occur or that they will be adequately addressed if they do. In addition, we outsource certain aspects of our data processing and other operational functions to certain third-party providers. While the Company selects third-party vendors carefully, it does not control their actions. If our third-party providers encounter difficulties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher transaction volumes, cyber-attacks or security breaches or if we otherwise have difficulty in communicating with them, our ability to adequately process and account for transactions could be affected, and our ability to deliver products and services to our customers and otherwise conduct business operations could be adversely impacted. Replacing these third-party vendors could also entail significant delay and expense. Threats to information security also exist in the processing of customer information through various other vendors and their personnel. We cannot assure you that such breaches, failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us or the third-parties on which we rely. We may not be insured against all types of losses as a result of third-party failures, and insurance coverage may be inadequate to cover all losses resulting from breaches, system failures or other disruptions. If any of our third-party service providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to identify alternative sources of such services, and we cannot assure you that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all. Further, the occurrence of any systems failure or interruption could damage our reputation and result in a loss of customers and business, could subject us to additional regulatory scrutiny or could expose us to legal liability. Any of these occurrences could have a material adverse effect on our financial condition and results of operations. Our business may be adversely affected by an increasing prevalence of fraud and other financial crimes. As a bank, we are susceptible to fraudulent activity that may be committed against us or our clients, which may result in financial losses or increased costs to us or our clients, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Nationally, reported incidents of fraud and other financial crimes have increased. We have also experienced losses due to apparent fraud and other financial crimes. While we have policies and procedures designed to prevent or reduce the severity of such losses, there can be no assurance that such losses will not occur. Risks Related to Our Business and Industry Generally Ineffective liquidity management could adversely affect our financial results and condition. Liquidity is essential to our business. We rely on a number of different sources in order to meet our potential liquidity demands. Our primary sources of liquidity are increases in deposit accounts, cash flows from loan payments and our securities portfolio. Borrowings also provide us with a source of funds to meet liquidity demands. An inability to raise funds through deposits, borrowings, the sale of loans or debt securities and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities or on terms which are acceptable to us could be impaired by factors that affect us specifically, or the financial services industry or economy in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the Georgia, North Carolina, South Carolina, Tennessee and/or Virginia markets in which the majority of our loans are concentrated or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry or deterioration in credit markets. In particular, our liquidity position could be significantly constrained if we are unable to access funds from the FHLB Atlanta or other wholesale funding sources, or if adequate financing is not available at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources, our revenues may not increase proportionately to cover our costs. Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses or fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could, in turn, have a material adverse effect on our business, financial condition and results of operations. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity” of this Form 10-KT. Additionally, collateralized public funds are bank deposits of state and local municipalities. These deposits are required to be secured by certain investment grade securities to ensure repayment, which on the one hand tends to reduce our contingent liquidity risk by making these funds somewhat less credit sensitive, but on the other hand reduces standby liquidity by restricting the potential liquidity of the pledged collateral. Although these funds historically have been a relatively stable source of funds for us, availability depends on the individual municipality’s fiscal policies and cash flow needs. Competition with other financial institutions could adversely affect our profitability. Although we consider ourselves competitive in our market areas, we face intense competition in both making loans and attracting deposits. 21

Price competition for loans and deposits might result in our earning less on our loans and paying more on our deposits, which reduces net interest income. Some of the institutions with which we compete have substantially greater resources than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability will depend upon our continued ability to compete successfully in our market areas. Our ability to retain and recruit key management personnel and bankers is critical to the success of our business strategy and any failure to do so could impair our customer relationships and adversely affect our business and results of operations. Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of, and experience in, the community banking industry where the Bank conducts its business. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. Our ability to retain and grow our loans, deposits and fee income depends upon the business generation capabilities, reputation and relationship management skills of our bankers. If we were to lose the services of any of our bankers, including successful bankers employed by banks that we may acquire, to a new or existing competitor, or otherwise, we may not be able to retain valuable relationships and some of our customers could choose to use the services of a competitor instead of our services. In addition, our success has been and continues to be highly dependent upon the services of our directors, several of whom are nearing retirement age, and we may not be able to identify and attract suitable candidates to replace such directors. The financial services market is undergoing rapid technological changes, and if we are unable to stay current with those changes, we will not be able to effectively compete. The financial services market, including banking services, is undergoing rapid changes with frequent introductions of new technology-driven products and services. Our future success will depend, in part, on our ability to keep pace with technological changes and to use technology to satisfy and grow customer demand for our products and services and to create additional efficiencies in our operations. We expect that we will need to make substantial investments in our technology and information systems to compete effectively and to stay current with technological changes. Some of our competitors have substantially greater resources to invest in technological improvements and will be able to invest more heavily in developing and adopting new technologies, which may put us at a competitive disadvantage. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. As a result, our ability to effectively compete to retain or acquire new business may be impaired, and our business, financial condition or results of operations may be adversely affected. We rely on other companies to provide key components of our business infrastructure. We rely on numerous external vendors to provide us with products and services necessary to maintain our day-to-day operations. Accordingly, our operations are exposed to the risk that these vendors will not perform in accordance with the contracted arrangements under service level agreements. The failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements because of changes in the vendor’s organizational structure, financial condition, support for existing products and services or strategic focus or for any other reason, could be disruptive to our operations, which in turn could have a material negative impact on our financial condition and results of operations. We also could be adversely affected to the extent such an agreement is not renewed by the third- party vendor or is renewed on terms less favorable to us. Additionally, the bank regulatory agencies expect financial institutions to be responsible for all aspects of a vendor’s performance, including aspects which the vendor delegates to third-parties. Disruptions or failures in the physical infrastructure or operating systems that support our business and clients could result in client attrition, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensation costs and/or additional compliance costs, any of which could materially adversely affect our results of operations or financial condition. As a community bank, maintaining our reputation in our market areas is critical to the success of our business, and the failure to do so may materially adversely affect our performance. We are a community bank, and our reputation is one of the most valuable aspects of our business. A key component of our business strategy is to utilize our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our current market and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies and questionable or fraudulent activities of our customers. We have policies and procedures in place to protect our reputation and promote ethical conduct, but these policies and procedures may not be fully effective. Negative publicity regarding our business, employees or customers, with or without merit, may result in the loss of customers, investors and employees, costly litigation, a decline in revenues and increased governmental regulation. Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be very high. We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance. Accordingly, we cannot make assurances that we will be able to raise additional capital, if needed, on terms that are acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations could be materially impaired and our financial condition and liquidity could be materially and adversely affected. In addition, any additional capital we obtain may dilute the interests of existing holders of our common stock. Further, if we are unable to raise additional capital when required by our bank regulators, we may be subject to adverse regulatory action. 22

We rely on dividends from the Bank for substantially all of our revenue at the holding company level. We are an entity separate and distinct from our principal subsidiary, the Bank, and derive substantially all of our revenue at the holding company level in the form of dividends from that subsidiary. Accordingly, we are, and will be, dependent upon dividends from the Bank to pay the principal of and interest on our indebtedness, to satisfy our other cash needs and to pay dividends on our common stock. The Bank’s ability to pay dividends is subject to its ability to earn net income and to meet certain regulatory requirements. In the event the Bank is unable to pay dividends to us, we may not be able to pay dividends on our common stock or continue stock repurchases. Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. Increasing scrutiny and evolving expectations from customers, regulators, investors and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks. Companies are facing increasing scrutiny from customers, regulators, investors and other stakeholders related to their environmental, social and governance (“ESG”) practices and disclosures. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. Increased ESG related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners and our stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence and disclosure. Item 1B. Unresolved Staff Comments None. Item 1C. Cybersecurity Risk Management, Strategy and Governance There continues to be a rise in electronic fraudulent activity, security breaches and cyber-attacks within the financial services industry, especially in the commercial banking sector where our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we are not aware that we have experienced any material misappropriation, loss or other unauthorized disclosure of confidential or personally identifiable information as a result of a cybersecurity breach or other act, we are regularly the target of attempted threats such as ransomware and denial-of-service attacks. In addition, our customers, vendors and other third parties also face the same threats, and a cybersecurity incident impacting any of these parties could also impact our operations. For these reasons, cybersecurity is critical to supporting our business and protecting our customers. Our Chief Information Officer is responsible for monitoring and coordinating the Company’s Information Security Program, which is managed on a day-to-day basis by our Physical and Information Security Officer. This program has been designed to: • Ensure appropriate security of all information systems data, equipment and processes; • Ensure the security and confidentiality of nonpublic customer information; • Protect against any anticipated threats or hazards; and • Protect against unauthorized access to, or use of, such information. Operationally, the information security team employs numerous security tools such as threat detection, alerting and monitoring, data loss prevention, vulnerability remediation, anti-malware and email security protections. Consistent with our Business Continuity and Security Incident Response Policies, the Company engages in annual disaster recovery and information security tabletop exercises to simulate threats and events, and engages third parties on an annual basis to conduct and report on penetration testing exercises. We administer mandatory annual security awareness training, routine employee email phishing testing, and provide regular updates across the Company to highlight recent examples of risks as they are identified. Our Board of Directors is responsible for overseeing the Company’s cybersecurity strategies and setting the acceptable cybersecurity risk appetite as part of its oversight of the Company’s risk management activities. The Board has designated the Executive and Risk Committee to oversee the Company’s Enterprise Risk Management Program, which includes the framework for identifying, measuring, monitoring and controlling cybersecurity risk. Between updates provided by the Chief Information Officer and Chief Risk Officer, who leads the Company’s Enterprise Risk Management function, the Committee receives quarterly updates over assessed internal and external risks, cyber threats, industry trends in the cyber area, security operations and incident response, threat and vulnerability management activities, identity and access management controls, and the results of third-party audits and examinations. To ensure this focus is properly disseminated, the Enterprise Risk Management Program includes a Management Risk Committee, made up of executive officers, to ensure proper oversight of risk-related decision making and communication by executive management. In addition to internal monitoring procedures, the Company maintains a vendor risk management program that is designed to identify and manage risks, including cybersecurity risks, posed by our third-party vendors, particularly those with access to, or possession of, sensitive information. Vendor contract negotiations require the inclusion of data protection terms and responsibilities regarding information breach notifications and reporting. The program also includes due diligence and risk assessment procedures occurring prior to and during the life of these contractual relationships, to evaluate the vendor’s management of data transmission, storage of information, encryption practices, vulnerability testing and general strength of the vendor’s information security policy and practices. The Company’s information security team has a defined escalation path for issues and events as outlined in our Security Incident Response Policy. Our information security, IT infrastructure, IT support, and system analyst teams will take the lead role in evaluating, escalating, investigating and remediating a potential cybersecurity event, including formulating the initial response, and bringing in individuals from other departments as deemed appropriate. Any incident assessed as potentially being or becoming material is further escalated to the Operating Committee which includes all executive officers, and may be elevated to the Board of Directors if the incident is deemed material or otherwise appropriate. Outside legal counsel and forensic analysts may also be engaged to assist in evaluating and remediating cybersecurity issues and events. 23

In spite of the Company's investments in systems and processes to address cyber risk, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material effect on the Company. For further discussion, see "Item 1A. Risk Factors – Risks Related to Cybersecurity, Data and Fraud."

Item 2. Properties

We maintain our administrative office, which is owned by us, in Asheville, North Carolina. In total, as of December 31, 2023, we have 37 locations in five states, which include: North Carolina (including the Asheville metropolitan area, the "Piedmont" region, Charlotte and Raleigh/Cary), South Carolina (Greenville and Charleston), East Tennessee (including Kingsport/Johnson City, Knoxville and Morristown), Southwest Virginia (including the Roanoke Valley) and Georgia (Greater Atlanta). Of those offices, 8 are leased facilities. We also own an operations center located in Asheville, North Carolina. We lease additional space, which is adjacent to the facility we own in Asheville, for administrative and operations personnel. The lease terms for our branch offices, operations center and other offices are not individually material. Lease expirations range from two to 18 years. In the opinion of management, all properties are adequately covered by insurance, are in a good state of repair and are appropriately designed for their present and future use. See "Note 7 – Premises and Equipment" and "Note 11 – Leases" of the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-KT for additional information.

We maintain depositor and borrower customer files on an online basis, utilizing a telecommunications network, portions of which are leased. Management has a disaster recovery plan in place with respect to the data processing system, as well as our operations as a whole.

Item 3. Legal Proceedings

The "Litigation" section of "Note 17 – Commitments and Contingencies" of the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-KT is incorporated herein by reference.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's common stock is listed on the Nasdaq Global Market under the symbol "HTBI." As of the close of business on March 8, 2024, there were 17,444,787 shares of common stock outstanding held by 997 holders of record. Certain shares are held in "nominee" or "street" name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.

The Company began paying its first cash dividends during the second quarter of fiscal year 2019. The timing and amount of cash dividends paid depends on our earnings, capital requirements, financial condition and other relevant factors. We also have the ability to receive dividends or capital distributions from HomeTrust Bank, our wholly owned subsidiary. There are regulatory restrictions on the ability of HomeTrust Bank to pay dividends. See Item 1, "How We Are Regulated," for more information regarding the restrictions on the Company's and the Bank's abilities to pay dividends.

Purchases of Equity Securities by the Issuer

The following table provides information about repurchases of common stock by the Company during the quarter ended December 31, 2023:

Period	Total # of Shares Purchased	Average Price Paid per Share	Total # of Shares Purchased as Part of Publicly Announced Plans	Maximum # of Shares that May Yet Be Purchased Under Publicly Announced Plans
October 1 - October 31, 2023	—	$ —	—	266,639
November 1 - November 30, 2023	—	—	—	266,639
December 1 - December 31, 2023	—	—	—	266,639
Total	—	$ —	—	266,639

On April 2, 2020, the Company's Board of Directors authorized the repurchase of up to 851,004 shares of the Company's common stock, representing 5% of its outstanding shares at the time of the announcement. This repurchase plan was completed on July 26, 2021. On July 28, 2021, 825,941 shares of common stock were authorized for repurchase representing 5% of the Company's outstanding shares at the time of the announcement. This repurchase plan was completed on February 28, 2022. On February 28, 2022, an additional 806,000 shares of common stock were authorized for repurchase representing approximately 5% of the Company's outstanding shares at the time of the announcement. As of December 31, 2023, 539,361 of these shares had been purchased at an average price of $28.93 per share, although no shares were repurchased during the six-month transition period ended December 31, 2023. The shares may be purchased in the open market or in privately negotiated transactions, from time to time depending upon market conditions and other factors.

24

Stockholder Return Performance Graph Presentation The performance graph below compares the Company’s cumulative stockholder return on its common stock since June 30, 2018 to the cumulative total return of the S&P US BMI Bank Index and the Nasdaq Composite for the periods indicated. The information presented below assumes the reinvestment of all dividends and that the value of common stock and each index was $100 on June 30, 2018. Historical stock price performance is not necessarily indicative of future stock price performance. HomeTrust Bancshares, Inc. S&P US BMI Bank Index NASDAQ Composite 6/30/18 6/30/19 6/30/20 6/30/21 6/30/22 6/30/23 12/31/23 50 100 150 200 250 Year Ended June 30, Six Months Ended December 31, 20232018 2019 2020 2021 2022 2023 HomeTrust Bancshares, Inc. 100.00 88.37 56.72 101.24 90.56 75.67 95.18 S&P US BMI Bank Index 100.00 97.17 74.17 124.88 100.77 93.08 111.79 NASDAQ Composite 100.00 107.88 137.61 203.61 155.66 196.35 217.73 Item 6. [Reserved] Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations This discussion and analysis reviews our consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the Consolidated Financial Statements and notes thereto which are included in Item 8 of this Form 10-KT. You should read the information in this section in conjunction with the business and financial information regarding us as provided in this Form 10-KT. Financial Highlights (Dollars in thousands) December 31, 2023 June 30, 2023 June 30, 2022 June 30, 2021 Selected financial condition data Total assets $ 4,672,633 $ 4,607,487 $ 3,549,204 $ 3,524,723 Cash and cash equivalents 347,140 303,497 105,119 50,990 Commercial paper, net — — 194,427 189,596 Certificates of deposit in other banks 34,722 33,152 23,551 40,122 Debt securities available for sale, at fair value 126,950 151,926 126,978 156,459 Loans, net of ACL and deferred loan fees and costs 3,591,381 3,611,630 2,734,605 2,697,799 Deposits 3,661,373 3,601,168 3,099,761 2,955,541 Junior subordinated debt 10,021 9,971 — — Borrowings 433,763 457,263 — 115,000 Stockholders’ equity 499,893 471,186 388,845 396,519 25

(Dollars in thousands, except per share data)	Six Months Ended December 31, 2023	Year Ended June 30, 2023	2022	2021
Selected operations data				
Total interest and dividend income	$ 124,684	$ 187,126	$ 116,114	$ 118,733
Total interest expense	40,601	29,711	5,340	15,411
Net interest income	84,083	157,415	110,774	103,322
Provision (benefit) for credit losses	5,930	15,392	(592)	(7,135)
Net interest income after provision (benefit) for credit losses	78,153	142,023	111,366	110,457
Service charges and fees on deposit accounts	4,686	9,510	9,462	9,083
Loan income and fees	982	2,571	3,185	2,208
Gain on sale of loans held for sale	2,330	5,608	12,876	17,352
BOLI income	3,901	2,116	2,000	2,156
Operating lease income	3,377	5,471	6,392	5,601
Gain on sale of debt securities available for sale	—	—	1,895	—
Gain (loss) on sale of premises and equipment	(248)	2,097	(87)	(1,311)
Other	1,847	3,677	3,386	4,732
Total noninterest income	16,875	31,050	39,109	39,821
Total noninterest expense	59,345	115,909	105,097	131,182
Income before income taxes	35,683	57,164	45,378	19,096
Income tax expense	7,386	12,560	9,725	3,421
Net income	$ 28,297	$ 44,604	$ 35,653	$ 15,675
Net income per common share – basic	$ 1.67	$ 2.82	$ 2.27	$ 0.96
Net income per common share – diluted	$ 1.67	$ 2.80	$ 2.23	$ 0.94

	At or For the Six Months Ended December 31, 2023	At or For the Year Ended June 30, 2023	2022	2021
Performance ratios				
Return on assets (ratio of net income to average total assets)[1]	1.27 %	1.16 %	1.01 %	0.42 %
Return on equity (ratio of net income to average equity)[1]	11.51	10.43	9.00	3.88
Yield on earning assets[1]	5.96	5.20	3.54	3.45
Rate paid on interest-bearing liabilities[1]	2.66	1.17	0.23	0.57
Average interest rate spread[1]	3.30	4.03	3.31	2.88
Net interest margin[1][2]	4.02	4.38	3.38	3.00
Average interest-earning assets to average interest-bearing liabilities	136.76	141.23	138.30	128.01
Noninterest expense to average total assets[1]	2.66	3.01	2.97	3.55
Efficiency ratio	58.78	61.50	70.12	91.64
Efficiency ratio – adjusted[3]	59.81	59.12	69.19	73.41

	At or For the Six Months Ended December 31, 2023	At or For the Year Ended June 30, 2023	2022	2021
Asset quality ratios				
Nonperforming assets to total assets[4]	0.41 %	0.18 %	0.18 %	0.36 %
Nonperforming loans to total loans[4]	0.53	0.23	0.22	0.46
Total classified assets to total assets	0.90	0.53	0.61	0.64
Allowance for credit losses to nonperforming loans[4]	251.60	567.56	566.83	281.38
Allowance for credit losses to total loans	1.34	1.29	1.25	1.30
Net charge-offs to average loans[1]	0.28	0.10	(0.02)	0.01
Capital ratios				
Equity to total assets at end of period	10.70 %	10.23 %	10.96 %	11.25 %
Tangible equity to total tangible assets[3]	9.91	9.39	10.31	10.59
Average equity to average assets	11.03	11.11	11.20	10.91
Dividend payout ratio	12.53	13.97	15.30	32.01
Dividends declared per common share	$ 0.21	$ 0.39	$ 0.35	$ 0.31

(1) Ratio is annualized for the six months ended December 31, 2023.
(2) Net interest income divided by average interest-earning assets.
(3) See "GAAP Reconciliation of Non-GAAP Financial Measures" section below for additional details.
(4) Nonperforming assets and loans include nonaccruing loans and OREO. There were no accruing loans more than 90 days past due at the dates indicated. At December 31, 2023, $2.4 million, or 12.3%, of nonperforming loans were current on their loan payments.

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GAAP Reconciliation of Non-GAAP Financial Measures

We believe the non-GAAP financial measures included above provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, we acknowledge that our non-GAAP financial measures have a number of limitations. The following reconciliation tables provide detailed analyses of these non-GAAP financial measures.

Set forth below is a reconciliation to US GAAP of our efficiency ratio:

	Six Months Ended	Year Ended June 30,		
(Dollars in thousands)	December 31, 2023	2023	2022	2021
Noninterest expense	$ 59,345	$ 115,909	$ 105,097	$ 131,182
Less: branch closure and restructuring expenses	—	—	—	1,513
Less: officer transition agreement expense	—	—	1,795	—
Less: merger-related expenses	—	5,465	—	—
Less: prepayment penalties on borrowings	—	—	—	22,690
Noninterest expense – adjusted	$ 59,345	$ 110,444	$ 103,302	$ 106,979
Net interest income	$ 84,083	$ 157,415	$ 110,774	$ 103,322
Plus: tax equivalent adjustment	656	1,163	1,231	1,267
Plus: noninterest income	16,875	31,050	39,109	39,821
Less: BOLI death benefit proceeds in excess of cash surrender value	2,646	—	—	—
Less: gain on sale of available for sale and equity securities	—	721	1,895	—
Less: gain (loss) on sale of premises and equipment	(248)	2,097	(87)	(1,311)
Net interest income plus noninterest income – adjusted	$ 99,216	$ 186,810	$ 149,306	$ 145,721
Efficiency ratio	58.78 %	61.50 %	70.12 %	91.64 %
Efficiency ratio – adjusted	59.81 %	59.12 %	69.19 %	73.41 %

Set forth below is a reconciliation to US GAAP of tangible book value and tangible book value per share:

(Dollars in thousands, except per share data)	December 31, 2023	June 30, 2023	June 30, 2022	June 30, 2021
Total stockholders' equity	$ 499,893	$ 471,186	$ 388,845	$ 396,519
Less: goodwill, core deposit intangibles, net of taxes	41,086	42,410	25,710	25,902
Tangible book value	$ 458,807	$ 428,776	$ 363,135	$ 370,617
Common shares outstanding	17,387,069	17,366,673	15,591,466	16,636,483
Book value per share	$ 28.75	$ 27.13	$ 24.94	$ 23.83
Tangible book value per share	$ 26.39	$ 24.69	$ 23.29	$ 22.28

Set forth below is a reconciliation to US GAAP of tangible equity to tangible assets:

(Dollars in thousands)	December 31, 2023	June 30, 2023	June 30, 2022	June 30, 2021
Tangible equity[(1)]	$ 458,807	$ 428,776	$ 363,135	$ 370,617
Total assets	4,672,633	4,607,487	3,549,204	3,524,723
Less: goodwill, core deposit intangibles, net of taxes	41,086	42,410	25,710	25,902
Total tangible assets	$ 4,631,547	$ 4,565,077	$ 3,523,494	$ 3,498,821
Tangible equity to tangible assets	9.91 %	9.39 %	10.31 %	10.59 %

(1) Tangible equity (or tangible book value) is equal to total stockholders' equity less goodwill and core deposit intangibles, net of related deferred tax liabilities.

Overview

The following discussion and analysis presents the more significant factors that affected our financial condition as of December 31, 2023 and June 30, 2023 and results of operations for the six-month transition period ended December 31, 2023 and each of the years in the three-year period ended June 30, 2023. Refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K filed with the SEC on September 11, 2023 (the "2023 Form 10-K") for a discussion and analysis of the more significant factors that affected periods prior to the six-month transition period ended December 31, 2023.

Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. A secondary source of income is noninterest income, which includes revenue we receive from providing products and services including service charges and fees on deposit accounts, loan income and fees, gains on sale of loans held for sale, BOLI income and operating lease income.

An offset to net interest income is the provision for credit losses to establish the ACL at a level that provides for ECLs inherent in our loan portfolio, off balance sheet commitments and available for sale debt securities. See "Note 1 – Summary of Significant Accounting Policies" of the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-KT for further discussion.

Our noninterest expenses consist primarily of salaries and employee benefits, occupancy expenses, marketing and computer services and FDIC deposit insurance premiums. Salaries and benefits consist primarily of the salaries and wages paid to our employees, payroll taxes,

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expenses for retirement and other employee benefits. Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of lease payments, property taxes, depreciation charges, maintenance and costs of utilities. Critical Accounting Policies and Estimates Certain of our accounting policies are important to the portrayal of our financial condition, since they require management to make difficult, complex, or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances which could include, but are not limited to, changes in interest rates, changes in the performance of the economy and changes in the financial condition of borrowers. The following represent our critical accounting policies: Allowance for Credit Losses, or ACL, on Loans. The ACL on loans held for investment reflects our estimate of credit losses that will result from the inability of our borrowers to make required loan payments. We charge off loans against the ACL and subsequent recoveries, if any, increase the ACL when they are recognized. We use a systematic methodology to determine our ACL for loans held for investment and certain off-balance-sheet credit exposures. The ACL on loans held for investment is a valuation account that is deducted from the amortized cost basis to present the net amount expected to be collected on the loan portfolio. The estimate of our ACL on loans held for investment involves a high degree of judgment including consideration of the effects of past events, current conditions and reasonable and supportable forecasts on the collectability of the loan portfolio. We recognize in net income the amount needed to adjust the ACL on loans held for investment and certain off-balance-sheet credit exposures for management’s current estimate of ECLs. Our ACL on loans held for investment is calculated using collectively evaluated and individually evaluated loans. Business Combinations, Core Deposit Intangible and Acquired Loans. ASC 805 requires that we use the acquisition method of accounting for all business combinations. The acquisition method of accounting requires us as the acquirer to recognize the fair value of assets acquired and liabilities assumed at the acquisition date, as well as, recognize goodwill or a gain from a bargain purchase, if appropriate. Any acquisition-related costs and restructuring costs are recognized as period expenses as incurred. The primary identifiable intangible asset we typically record in connection with a whole bank or branch acquisition is the value of the core deposit intangible which represents the estimated value of the long-term deposit relationships acquired in the transaction. Determining the amount of identifiable intangible assets and their average lives involves multiple assumptions and estimates and is typically determined by performing a DCF analysis, which involves a combination of any or all of the following assumptions: customer attrition/runoff, alternative funding costs, deposit servicing costs and discount rates. The core deposit intangibles are amortized using an accelerated method over the estimated useful lives of the related deposits, typically between five and 10 years. We review identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The fair value for acquired loans at the time of acquisition is based on a variety of factors including discounted expected cash flows, adjusted for estimated prepayments and credit losses. In accordance with ASC 326, the fair value adjustment is recorded as premium or discount to the unpaid principal balance of each acquired loan. Loans that have been identified as having experienced a more-than-insignificant deterioration in credit quality since origination are PCD loans. An ACL on PCD loans is established at the time of acquisition as part of the purchase accounting adjustments, while the remaining net premium or discount is accreted or amortized into interest income over the remaining life of the loan using the level yield method. The net premium or discount on non-PCD loans, that includes credit quality and interest rate considerations, is accreted or amortized into interest income over the remaining life of the loan using the level yield method. The Company then records the necessary ACL on the non-PCD loans through provision for credit losses expense. Recent Accounting Pronouncements For a discussion of recent accounting pronouncements, see “Note 1 – Summary of Significant Accounting Policies" of the Notes to the Consolidated Financial Statements in Item 8 of this report on Form 10-KT for further discussion. Comparison of Results of Operations for the Six Months Ended December 31, 2023 and December 31, 2022 Net Income. Net income totaled $28.3 million, or $1.67 per diluted share, for the six months ended December 31, 2023 compared to $22.9 million, or $1.50 per diluted share, for the six months ended December 31, 2022, an increase of $5.4 million, or 23.8%. The results for the six months ended December 31, 2023 compared to the same period last year were positively impacted by a $12.0 million, or 16.7%, increase in net interest income, partially offset by a $3.5 million, or 11.8%, increase in salaries and employee benefits expense and a $1.7 million increase in core deposit intangible amortization as a result of the Company's February 12, 2023 merger with Quantum as is further described in "Note 3 – Merger with Quantum" of the Notes to the Consolidated Financial Statements in Item 8 of this report on Form 10-KT. Details of the changes in the various components of net income are further discussed below. 28

Net Interest Income. The following table presents the distribution of average assets, liabilities and equity, as well as interest income earned on average interest-earning assets and interest expense paid on average interest-bearing liabilities. All average balances are daily average balances. Nonaccruing loans have been included in the table as loans carrying a zero yield.

	Six Months Ended December 31,					
	2023			2022		
(Dollars in thousands)	Average Balance Outstanding	Interest Earned/ Paid	Yield/ Rate	Average Balance Outstanding	Interest Earned/ Paid	Yield/ Rate
Assets						
Interest-earning assets						
Loans receivable[(1)]	$ 3,870,776	$ 118,565	6.08 %	$ 2,939,677	$ 72,240	4.87 %
Commercial paper	—	—	—	124,351	1,300	2.07
Debt securities available for sale	141,911	2,516	3.52	151,417	1,829	2.40
Other interest-earning assets[(2)]	134,876	3,603	5.30	100,125	1,960	3.88
Total interest-earning assets	4,147,563	124,684	5.96	3,315,570	77,329	4.63
Other assets	273,989			239,636		
Total assets	$ 4,421,552			$ 3,555,206		
Liabilities and equity						
Interest-bearing liabilities						
Interest-bearing checking accounts	$ 596,330	$ 2,326	0.77 %	$ 640,851	$ 838	0.26 %
Money market accounts	1,236,771	16,657	2.67	961,045	2,456	0.51
Savings accounts	203,005	91	0.09	237,509	89	0.07
Certificate accounts	804,183	15,644	3.86	460,803	1,615	0.70
Total interest-bearing deposits	2,840,289	34,718	2.42	2,300,208	4,998	0.43
Junior subordinated debt	9,992	475	9.43	—	—	—
Borrowings	182,388	5,408	5.88	13,795	266	3.83
Total interest-bearing liabilities	3,032,669	40,601	2.66	2,314,003	5,264	0.45
Noninterest-bearing deposits	849,418			793,349		
Other liabilities	51,835			46,501		
Total liabilities	3,933,922			3,153,853		
Stockholders' equity	487,630			401,353		
Total liabilities and stockholders' equity	$ 4,421,552			$ 3,555,206		
Net earning assets	$ 1,114,894			$ 1,001,567		
Average interest-earning assets to average interest-bearing liabilities	136.76 %			143.28 %		
Non-tax-equivalent						
Net interest income		$ 84,083			$ 72,065	
Interest rate spread			3.30 %			4.18 %
Net interest margin[(3)]			4.02 %			4.31 %
Tax-equivalent[(4)]						
Net interest income		$ 84,739			$ 72,639	
Interest rate spread			3.33 %			4.21 %
Net interest margin[(3)]			4.05 %			4.35 %

(1) Average loans receivable balances include loans held for sale and nonaccruing loans.
(2) Average other interest-earning assets consist of FRB stock, FHLB stock, SBIC investments and deposits in other banks.
(3) Net interest income divided by average interest-earning assets.
(4) Tax-equivalent results include adjustments to interest income of $656 and $574 for the six months ended December 31, 2023 and 2022, respectively, calculated based on a combined federal and state tax rate of 24% for both years.

Total interest and dividend income for the six months ended December 31, 2023 increased $47.4 million, or 61.2%, compared to the six months ended December 31, 2022, which was driven by a $46.3 million, or 64.1%, increase in interest income on loans, a $1.6 million, or 83.8%, increase in interest income on other interest-earning assets, and a $687,000, or 37.6%, increase in interest income on debt securities available for sale, partially offset by a $1.3 million decrease in commercial paper as none was held during the current period. Accretion income on acquired loans, included in loan interest income, increased $410,000 to $783,000 for the six months ended December 31, 2023 compared to $373,000 recognized during the same period in the period year.

Total interest expense for the six months ended December 31, 2023 increased $35.3 million, or 671.3%, compared to the six months ended December 31, 2022. The increase was the result of both increases in the average cost of funds across funding sources and an increase in average deposits and borrowings outstanding.

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The following table shows the effects that changes in average balances (volume), including differences in the number of days in the periods compared, and average interest rates (rate) had on the interest earned on interest-earning assets and interest paid on interest-bearing liabilities:

(Dollars in thousands)	Increase / (Decrease) Due to Volume	Increase / (Decrease) Due to Rate	Total Increase/ (Decrease)
Interest-earning assets			
Loans receivable	$ 22,881	$ 23,444	$ 46,325
Commercial paper	(1,300)	—	(1,300)
Debt securities available for sale	(115)	802	687
Other interest-earning assets	680	963	1,643
Total interest-earning assets	22,146	25,209	47,355
Interest-bearing liabilities			
Interest-bearing checking accounts	(58)	1,546	1,488
Money market accounts	705	13,496	14,201
Savings accounts	(13)	15	2
Certificate accounts	1,203	12,826	14,029
Junior subordinated debt	475	—	475
Borrowings	3,251	1,891	5,142
Total interest-bearing liabilities	5,563	29,774	35,337
Increase in net interest income			$ 12,018

Provision for Credit Losses. The provision for credit losses is the amount of expense that, based on our judgment, is required to maintain the ACL at an appropriate level under the CECL model. The determination of the ACL is complex and involves a high degree of judgment and subjectivity. Refer to "Note 1 – Summary of Significant Accounting Policies" of the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-KT for detailed discussion regarding ACL methodologies for available for sale debt securities, loans held for investment and unfunded commitments. The following table presents a breakdown of the components of the provision for credit losses:

(Dollars in thousands)	Six Months Ended December 31, 2023	Six Months Ended December 31, 2022	$ Change	% Change
Loans	$ 6,900	$ 6,119	$ 781	13 %
Off-balance-sheet credit exposure	(970)	358	(1,328)	(371)
Commercial paper	—	(250)	250	100
Total provision for credit losses	$ 5,930	$ 6,227	$ (297)	(5)%

For the six months ended December 31, 2023, the "loans" portion of the provision for credit losses was the result of the following, offset by net charge-offs of $5.5 million during the period:

- $0.8 million benefit driven by changes in the loan mix.
- $1.1 million provision due to changes in the projected economic forecast, specifically the national unemployment rate, and changes in qualitative adjustments.
- $1.1 million increase in specific reserves on individually evaluated credits.

For the six months ended December 31, 2022, the "loans" portion of the provision for credit losses was the result of the following, offset by net charge-offs of $1.9 million during the period:

- $1.3 million provision specific to fintech portfolios which have a riskier credit profile than loans originated in-house. The elevated credit risk is offset by the higher yields earned on the portfolios.
- $2.9 million provision driven by loan growth and changes in the loan mix.
- $1.5 million provision due to changes in the projected economic forecast, specifically the national unemployment rate, and changes in qualitative adjustments.
- $1.5 million reduction of specific reserves on individually evaluated credits, which was tied to two relationships which were fully charged-off during the period.

For the six months ended December 31, 2023 and December 31, 2022, the amounts recorded for off-balance-sheet credit exposure were the result of changes in the balance of loan commitments, loan mix and the projected economic forecast as outlined above.

See further discussion in the "Comparison of Financial Condition at December 31, 2023 and June 30, 2023 – Allowance for Credit Losses on Loans" section below.

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Noninterest Income. Noninterest income for the six months ended December 31, 2023 increased $1.0 million, or 6.5%, when compared to the same period last year. Changes in the components of noninterest income are discussed below:

(Dollars in thousands)	Six Months Ended December 31, 2023	Six Months Ended December 31, 2022	$ Change	% Change
Noninterest income				
Service charges and fees on deposit accounts	$ 4,686	$ 4,861	$ (175)	(4)%
Loan income and fees	982	1,217	(235)	(19)
Gain on sale of loans held for sale	2,330	2,688	(358)	(13)
BOLI income	3,901	1,021	2,880	282
Operating lease income	3,377	2,741	636	23
Gain (loss) on sale of premises and equipment	(248)	1,115	(1,363)	(122)
Other	1,847	2,209	(362)	(16)
Total noninterest income	$ 16,875	$ 15,852	$ 1,023	6 %

- *Loan income and fees:* The decrease was driven by lower prepayment penalties, partially offset by an increase in other servicing fees during the period.
- *Gain on sale of loans held for sale:* The decrease was primarily driven by a decrease in the premium received on SBA loans sold during the current period. During the six months ended December 31, 2023, there were $68.7 million of HELOCs sold with gains of $519,000 compared to $64.2 million sold with gains of $542,000 in the same period in the prior year. There were $40.9 million of residential mortgages originated for sale sold with gains of $668,000 compared to $28.2 million sold with gains of $676,000 in the prior year. There were $18.0 million of sales of the guaranteed portion of SBA commercial loans with gains of $1.1 million in the current period compared to $20.3 million sold with gains of $1.5 million during the same period in the prior year.
- *BOLI income:* The increase was primarily the result of a $2.7 million tax-free gain on death benefit proceeds in excess of the cash surrender value of the policies. No such gains were recognized in the prior year.
- *Operating lease income:* The increase in operating lease income was the result of higher contractual earnings due to an increase in the average balance of assets being leased during the six months ended December 31, 2023 when compared to the prior period.
- *Gain (loss) on sale of premises and equipment:* During the six months ended December 31, 2023, the Company recognized $625,000 of expense to impair the remaining right of use asset associated with a previously closed branch, partially offset by a $380,000 gain on the sale of a parcel of land. During the six months ended December 31, 2022, two properties were sold for a combined gain of $1.6 million, partially offset by $420,000 of expense to partially impair the right of use asset associated with a previously closed branch.
- *Other:* The decrease was the result of a $721,000 gain recognized in the prior period on the sale of closely held equity securities which the Company obtained through a prior bank acquisition. No such sales occurred in the current year. Partially offsetting the prior period gain, investment services income increased $162,000 during the current prior period.

Noninterest Expense. Noninterest expense for the six months ended December 31, 2023 increased $7.2 million, or 13.8%, when compared to the same period last year. Changes in the components of noninterest expense are discussed below:

(Dollars in thousands)	Six Months Ended December 31, 2023	Six Months Ended December 31, 2022	$ Change	% Change
Salaries and employee benefits	$ 32,770	$ 29,299	$ 3,471	12 %
Occupancy expense, net	4,932	4,824	108	2
Computer services	6,175	5,559	616	11
Telephone, postage and supplies	1,255	1,178	77	7
Marketing and advertising	1,112	1,071	41	4
Deposit insurance premiums	1,419	1,088	331	30
Core deposit intangible amortization	1,719	60	1,659	2,765
Merger-related expense	—	724	(724)	(100)
Other	9,963	8,362	1,601	19
Total noninterest expense	$ 59,345	$ 52,165	$ 7,180	14 %

- *Salaries and employee benefits:* The year-over-year increase in expense can be tied primarily to the Quantum merger.
- *Computer services:* The increase in expense between periods was primarily due to a $377,000 increase in processing charges, partially related to operations acquired as a result of the Quantum merger, and further investments in technology.
- *Deposit insurance premium:* The increase in expense was due to increases in the assessment rate the Company is charged for deposit insurance as well as growth in the assessment base, mainly due to deposits assumed through the Quantum merger.
- *Core deposit intangible amortization:* The increase in amortization expense was a result of a $12.2 million core deposit intangible associated with the Quantum merger, which is being amortized on an accelerated basis over ten years.
- *Merger-related expense:* The prior year period included costs incurred related to due diligence and legal work performed which was associated with the Quantum merger. No such expense was incurred in the current period.
- *Other:* The increase period-over-period was primarily the result of $533,000 of additional depreciation expense on equipment subject to operating leases and a $183,000 increase in fraud losses, in addition to small increases across several other expense categories.

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Income Taxes. The amount of income tax expense is influenced by the amount of pre-tax income, tax-exempt income, changes in the statutory rate and the effect of changes in valuation allowances maintained against deferred tax benefits. The effective tax rates for the six months ended December 31, 2023 and 2022 were 20.7% and 22.6%, respectively. The decline in the effective tax rate during the current period was primarily driven by the tax-free gain on BOLI death benefit proceeds. For more information on income taxes and deferred taxes, see "Note 12 – Income Taxes" of the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-KT.

Comparison of Financial Condition at December 31, 2023 and June 30, 2023

Assets. Total assets were $4.7 billion and $4.6 billion at December 31, 2023 and June 30, 2023, respectively, an increase of $65.1 million, or 1.4%, period-over-period, the components of which are discussed below.

Debt Securities Available for Sale. Debt securities available for sale decreased $25.0 million, or 16.4%, to $127.0 million at December 31, 2023. Outside of changes in value, the changes between periods were the result of $45.9 million in proceeds from the maturity, call and paydown of securities offset by $17.0 million in purchases. The following table illustrates the changes in the fair value of the portfolio.

(Dollars in thousands)	December 31, 2023	June 30, 2023	$ Change	% Change
U.S. government agencies	$ —	$ 14,714	$ (14,714)	(100)%
MBS, residential	104,499	107,414	(2,915)	(3)
Municipal bonds	3,409	3,388	21	1
Corporate bonds	19,042	26,410	(7,368)	(28)
Total	$ 126,950	$ 151,926	$ (24,976)	(16)%

The composition and contractual maturities of our debt securities portfolio as of December 31, 2023 is indicated in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur. Weighted average yields were calculated using amortized cost on a fully-taxable equivalent basis. The Company did not hold any tax-exempt debt securities as of December 31, 2023.

(Dollars in thousands)	1 year or less	Over 1 year to 5 years	Over 5 to 10 years	Over 10 years	Total
MBS, residential					
Book value	$ 479	$ 44,965	$ 32,245	$ 27,788	$ 105,477
Fair value	$ 477	$ 44,555	$ 31,315	$ 28,152	$ 104,499
Weighted average yield	4.64 %	4.40 %	4.20 %	4.86 %	4.46 %
Municipal bonds					
Book value	$ —	$ 3,487	$ —	$ —	$ 3,487
Fair value	$ —	$ 3,409	$ —	$ —	$ 3,409
Weighted average yield	— %	3.83 %	— %	— %	3.83 %
Corporate bonds					
Book value	$ 15,000	$ —	$ 5,000	$ —	$ 20,000
Fair value	$ 14,848	$ —	$ 4,194	$ —	$ 19,042
Weighted average yield	0.50 %	— %	3.38 %	— %	1.22 %
Total					
Book value	$ 15,479	$ 48,452	$ 37,245	$ 27,788	$ 128,964
Fair value	$ 15,325	$ 47,964	$ 35,509	$ 28,152	$ 126,950
Weighted average yield	0.63 %	4.36 %	4.09 %	4.86 %	3.94 %

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Total Loans, Net of Deferred Loan Fees and Costs. Loans held for investment totaled $3.6 billion at December 31, 2023 compared to $3.7 billion at June 30, 2023, a decrease of $18,801 or 0.5%. The following table illustrates the changes within the portfolio.

(Dollars in thousands)	December 31, 2023	June 30, 2023	Change $	Change %	% of Total at December 31, 2023	% of Total at June 30, 2023
Commercial real estate loans						
Construction and land development	$ 305,269	$ 356,674	$ (51,405)	(14)%	8 %	10 %
Commercial real estate - owner occupied	536,545	529,721	6,824	1	15	15
Commercial real estate - non-owner occupied	875,694	901,685	(25,991)	(3)	24	25
Multifamily	88,623	81,827	6,796	8	2	2
Total commercial real estate loans	1,806,131	1,869,907	(63,776)	(3)	49	52
Commercial loans						
Commercial and industrial	237,255	245,428	(8,173)	(3)	7	7
Equipment finance	465,573	462,211	3,362	1	13	13
Municipal leases	150,292	142,212	8,080	6	4	4
Total commercial loans	853,120	849,851	3,269	—	24	24
Residential real estate loans						
Construction and land development	96,646	110,074	(13,428)	(12)	3	3
One-to-four family	584,405	529,703	54,702	10	16	14
HELOCs	185,878	187,193	(1,315)	(1)	5	5
Total residential real estate loans	866,929	826,970	39,959	5	24	22
Consumer loans	113,842	112,095	1,747	2	3	2
Loans, net of deferred loan fees and costs	$ 3,640,022	$ 3,658,823	$ (18,801)	(1)%	100 %	100 %

The principal categories of our loan portfolio are discussed below.

Commercial Real Estate – Construction and Land Development. We originate residential construction and development loans for the construction of single-family residences, condominiums, townhouses and residential developments. Our commercial construction development loans are for the development of business properties, including multifamily, retail, office/warehouse and office buildings. Our land, lots and development loans are predominately for the purchase or refinance of unimproved land held for future residential development, improved residential lots held for speculative investment purposes and for the future construction of one-to-four family (speculative and pre-sold) or commercial real estate.

Our expansion into larger metro markets combined with experienced commercial real estate relationship managers, credit officers and a construction risk management group to better manage construction risk, has resulted in the purposeful growth of this portfolio. Unfunded commitments at December 31, 2023 totaled $56.6 million compared to $59.8 million at June 30, 2023.

Land acquisition and development loans are included in the construction and land development loan portfolio and include completed residential lots where the borrower was not the developer, commercial improved and raw land for future development and residential development loans. Residential development loans are made to developers for the purpose of acquiring raw land for the subsequent development and sale of residential lots. Such loans typically finance land purchase and infrastructure development of properties (i.e., roads, utilities, etc.) into residential lots for sale. The end buyer for the majority of these lots are local, regional and national builders for the ultimate construction of residential units. The primary source of repayment is the sale of the lots or improved parcels of land, while personal guarantees may serve as secondary sources. These loans are generally secured by property in our primary market areas. In addition, these loans are secured by a first lien on the property, are generally limited to 65% of the lower of the acquisition price or the appraised value of the unimproved land and 75% of the improved land. Residential acquisition and development loans are generally paid out within three years unless there are multiple phases to the development.

The Bank provides funding to a number of builders for the construction of both speculative and pre-sold 1-4 family homes. Speculative construction loans are made to home builders and are termed "speculative" because the home builder does not have, at the time of loan origination, a signed contract with a home buyer who has a commitment for permanent financing with either us or another lender for the finished home. Loans to finance the construction of speculative single-family homes are generally offered to experienced builders with a proven track record of performance. These loans require interest-only payments during the construction phase. Unfunded commitments were $53.4 million at December 31, 2023 and $68.1 million at June 30, 2023.

Both adjustable and fixed rates are offered on commercial construction loans. Adjustable interest rate loans typically include a floor and ceiling interest rate and are indexed to *The Wall Street Journal* prime rate, plus or minus an interest rate margin. The initial construction period for owner occupied loans is generally limited to 12 to 24 months from the date of origination versus a construction and stabilization period for non-owner occupied loans of 24 to 36 months, both with amortization terms up to 25 years. Construction-to-permanent loans generally include a balloon maturity of five years or less; however, balloon maturities of greater than five years are allowed on a limited basis depending on factors such as property type, amortization term, lease terms, pricing or the availability of credit enhancements. Construction loan proceeds are disbursed based on the percent completion of budget as documented by periodic third-party inspections. The maximum loan-to-value limit applicable to these loans is generally 80% of the appraised post-construction value.

Commercial Real Estate Lending, including Multifamily. We originate commercial real estate loans, including loans secured by office buildings, retail/wholesale facilities, hotels, industrial facilities, medical and professional buildings, churches and multifamily residential

33

properties located primarily in our market areas. The average outstanding loan size was $837,000 as of December 31, 2023. We offer both fixed- and adjustable-rate commercial real estate loans. Our commercial real estate mortgage loans generally include a balloon maturity of five years or less. Amortization terms are generally limited to 20 years. Adjustable rate-based loans typically include a floor and ceiling interest rate and are indexed to The Wall Street Journal prime rate or the one-month term SOFR, plus or minus an interest rate margin and rates generally adjust daily. The maximum loan-to-value ratio for commercial real estate loans is generally up to 80% on purchases and refinances. Commercial – Commercial and Industrial Loans. We typically offer commercial and industrial loans to businesses located in our primary market areas. These loans are primarily originated as conventional loans to business borrowers, which include lines of credit, term loans and letters of credit. These loans are typically secured by collateral and are used for general business purposes, including working capital financing, equipment financing, capital investment and general investments. Loan terms typically vary from one to five years. The interest rates on such loans are either fixed rate or adjustable rate indexed to The Wall Street Journal prime rate plus a margin. We originate commercial business loans made under the SBA 7(a) and USDA B&I programs to small businesses located throughout the country. Loans made by the Bank under the SBA 7(a) and USDA B&I programs generally are made to small businesses to provide working capital needs, to refinance existing debt or to provide funding for the purchase of businesses, real estate, machinery and equipment. These loans generally are secured by a combination of assets that may include receivables, inventory, furniture, fixtures, equipment, business real property, commercial real estate and sometimes additional collateral such as an assignment of life insurance and a lien on personal real estate owned by the guarantor(s). Typical maturities for this type of loan vary up to 25 years and can be 30 years in some circumstances. Under the SBA 7(a) and USDA B&I loan program the loans carry a government guaranty up to 90% of the loan in some cases. SBA 7(a) and USDA B&I loans will normally be adjustable rate loans based upon The Wall Street Journal prime lending rate. Under the loan programs, we will typically sell in the secondary market the guaranteed portion of these loans to generate noninterest income and retain the related unguaranteed portion of these loans. In March 2022, the Company began purchasing commercial small business loans originated by a fintech partner, although in 2023 we elected to cease further purchases. At December 31, 2023, the outstanding balance of these loans totaled $19.6 million, or 0.5% of our loan portfolio. The credit risk characteristics of these loans are different from the remainder of the portfolio as they were not originated by the Company and the collateral may be located outside the Company's market area. The Company will continue to monitor the performance of these loans and adjust the ACL as necessary. Commercial – Equipment Finance. Our equipment finance line of business offers companies that are purchasing equipment for their business various products to help manage tax and accounting issues, while offering flexible and customizable repayment terms. These products are primarily made up of commercial finance agreements and commercial loans for transportation, construction, healthcare and manufacturing equipment. The loans have terms ranging from 24 to 96 months, with an average of five years, and are secured by the financed equipment. Typical transaction sizes range from $10,000 to $4.0 million, with an average outstanding loan size of $141,000. Commercial – Municipal Leases. We offer ground and equipment lease financing to fire departments located primarily throughout North Carolina, South Carolina and, to a lesser extent, Virginia. Municipal leases are secured primarily by a ground lease in our name with a sublease to the borrower for a fire station or an equipment lease for fire trucks and firefighting equipment. We originate and underwrite all leases prior to funding. These leases are at a fixed rate of interest and may have a term to maturity of up to 20 years. At December 31, 2023, $95.1 million, or 63.3%, of our municipal leases were secured by fire trucks, $46.6 million, or 31.0%, were secured by fire stations, with the remaining $8.6 million, or 5.7%, secured by miscellaneous firefighting equipment and land. At December 31, 2023, the average outstanding municipal lease size was $427,000. Residential Real Estate – Construction and Land Development. We originate construction-to-permanent loans to homeowners building a residence. In addition, we originate land/lot loans predominately for the purchase or refinance of an improved lot for the construction of a residence to be occupied by the borrower. All of our construction and land/lot loans were made on properties located within our market area. Unfunded loan commitments totaled $60.4 million and $93.0 million at December 31, 2023 and June 30, 2023, respectively. Construction-to-permanent loans are made for the construction of a one-to-four family property which is intended to be occupied by the borrower as either a primary or secondary residence. Construction-to-permanent loans are originated to the homeowner rather than the homebuilder and are structured to be converted to a first lien fixed- or adjustable-rate permanent loan at the completion of the construction phase. During the construction phase, which typically lasts six to 12 months, we make periodic inspections of the construction site and loan proceeds are disbursed directly to the contractors or borrowers as construction progresses. Typically, disbursements are made in monthly draws during the construction period. Loan proceeds are disbursed based on a percentage of completion. Construction-to-permanent loans require payment of interest only during the construction phase. Construction loans may be originated up to 90% of the cost or of the appraised value upon completion, whichever is less; however, we generally do not originate conforming construction loans which exceed an 80% loan-to-value without securing adequate private mortgage insurance. Included in our construction and land/lot loan portfolio are land/lot loans, which are typically loans secured by developed lots in residential subdivisions located in our market areas. We originate these loans to individuals intending to construct their primary or secondary residence on the lot within one year of the origination date. This portfolio may also include loans for the purchase or refinance of unimproved land that is generally less than or equal to five acres and for which the purpose is to commence the improvement of the land and construction of an owner occupied primary or secondary residence within one year of the origination date. Land/lot loans are typically originated in an amount up to 70% of the lower of the purchase price or appraisal, are secured by a first lien on the property, for up to a 20-year term, require payments of interest only and are structured with an adjustable rate of interest on terms similar to our one-to-four family residential mortgage loans. Residential Real Estate – One-to-Four Family. We originate loans secured by first mortgages on one-to-four family residences typically for the purchase or refinance of owner occupied primary or secondary residences located primarily in our market areas. We originate both fixed-rate loans and adjustable-rate loans. We generally originate fixed rate mortgage loans with terms greater than 10 years for sale to 34 various secondary market investors, currently on a servicing retained basis. We also originate adjustable-rate mortgage, or ARM, loans which have interest rates that adjust to the average 30-day yield on the SOFR plus a margin. Most of our ARM loans are hybrid loans, which after an initial fixed rate period of one, five, seven or 10 years will convert to an annual adjustable interest rate for the remaining term of the loan. Our ARM loans have terms up to 30 years.

Residential Real Estate – Home Equity Lines of Credit. Our HELOCs consist primarily of adjustable-rate lines of credit. The lines of credit may be originated in amounts, together with the amount of the existing first mortgage, typically up to 85% of the value of the property securing the loan (less any prior mortgage loans) with an adjustable-rate of interest based on *The Wall Street Journal* prime rate plus a margin. HELOCs generally have up to a 10-year draw period and amounts may be reborrowed after payment at any time during the draw period. Once the draw period has lapsed, the payment is amortized over a 15-year period based on the loan balance at that time. At December 31, 2023, unfunded commitments on these lines of credit, including loans held for sale, totaled $478.0 million.

Consumer Lending. Our consumer loans consist of loans secured by deposit accounts or personal property such as automobiles, boats and motorcycles, as well as unsecured consumer debt. This portfolio includes indirect auto finance installment contracts sourced through our relationships with automobile dealerships, both manufacturer franchised dealerships and independent dealerships, who utilize our origination platform to provide automotive financing through installment contracts on new and used vehicles. At December 31, 2023, the outstanding balance of indirect auto finance loans was $107.1 million, although, as stated earlier in this document, we recently made the decision to cease indirect auto originations, which will take effect by the end of the quarter ended March 31, 2024.

The following table details the contractual maturity ranges of our loan portfolio without factoring in scheduled payments or potential prepayments. Loan balances do not include undisbursed loan proceeds, unearned discounts, unearned income or the ACL. In addition, we have disclosed those loans with predetermined (fixed) and floating interest rates at December 31, 2023.

(Dollars in thousands)	1 Year or Less	After 1 but Within 5 Years	After 5 but Within 15 Years	Over 15 Years	Total
Commercial real estate loans					
Construction and land development	$ 139,423	$ 144,636	$ 21,210	$ —	$ 305,269
Commercial real estate - owner occupied	51,634	302,738	126,947	55,226	536,545
Commercial real estate - non-owner occupied	73,216	528,343	243,677	30,458	875,694
Multifamily	10,919	41,467	34,000	2,237	88,623
Total commercial real estate loans	275,192	1,017,184	425,834	87,921	1,806,131
Commercial loans					
Commercial and industrial	53,092	125,327	58,036	800	237,255
Equipment finance	12,287	357,799	95,487	—	465,573
Municipal leases	1,488	29,836	86,232	32,736	150,292
Total commercial loans	66,867	512,962	239,755	33,536	853,120
Residential real estate loans					
Construction and land development	573	793	1,247	94,033	96,646
One-to-four family	25,725	119,490	69,477	369,713	584,405
HELOCs	1,294	5,355	7,619	171,610	185,878
Total residential real estate loans	27,592	125,638	78,343	635,356	866,929
Consumer loans	2,770	61,660	49,095	317	113,842
Loans, net of deferred loan fees and costs	$ 372,421	$ 1,717,444	$ 793,027	$ 757,130	$ 3,640,022
Commercial real estate loans					
Fixed rate loans	$ 91,823	$ 721,853	$ 73,571	$ 4,473	$ 891,720
Adjustable rate loans	183,369	295,331	352,263	83,448	914,411
Commercial loans					
Fixed rate loans	28,866	483,921	199,028	33,094	744,909
Adjustable rate loans	38,001	29,041	40,727	442	108,211
Residential real estate loans					
Fixed rate loans	17,795	106,970	48,131	167,415	340,311
Adjustable rate loans	9,797	18,668	30,212	467,941	526,618
Consumer loans					
Fixed rate loans	1,868	61,657	49,095	317	112,937
Adjustable rate loans	902	3	—	—	905
Total fixed rate loans	$ 140,352	$ 1,374,401	$ 369,825	$ 205,299	$ 2,089,877
Total adjustable rate loans	$ 232,069	$ 343,043	$ 423,202	$ 551,831	$ 1,550,145

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Nonperforming Assets. Nonperforming assets include nonaccrual loans and OREO. Loans are placed on nonaccrual status when the collection of principal and/or interest becomes doubtful or other factors involving the loan warrant placing the loan on nonaccrual status. Total nonperforming assets were $19.3 million, or 0.41% of total assets, at December 31, 2023, compared to $8.3 milion, or 0.18% of total assets, at June 30, 2023. The following table sets forth the composition of our nonperforming assets among our different asset categories. (Dollars in thousands) December 31, 2023 June 30, 2023 Nonaccruing loans Commercial real estate loans Construction and land development $ — $ 23 Commercial real estate - owner occupied 912 517 Commercial real estate - non-owner occupied 4,032 — Multifamily 74 84 Total commercial real estate loans 5,018 624 Commercial loans Commercial and industrial 2,774 1,222 Equipment finance 6,463 2,862 Municipal leases — 106 Total commercial loans 9,237 4,190 Residential real estate loans Construction and land development 132 132 One-to-four family 2,205 1,935 HELOCs 2,173 957 Total residential real estate loans 4,510 3,024 Consumer 568 477 Total nonaccruing loans $ 19,333 $ 8,315 Total foreclosed assets — — Total nonperforming assets $ 19,333 $ 8,315 Total nonperforming assets as a percentage of total assets 0.41% 0.18 % This increase was primarily driven by increases of $4.0 million in non-owner occupied commercial real estate, $3.6 million in equipment finance, and $1.2 million in home equity loans. One non-owner occupied commercial real estate hotel loan represented $3.1 million of this change, while the increase in equipment finance loans was due to pressure in the over-the-road trucking sector. Within "Item 1A. Risk Factors", specifically the "Our equipment finance and auto finance lending increases our exposure to lending risks" section, we provided further context behind our exposure to the over-the-road trucking sector. Since December 31, 2023, management has elected to cease further originations within this sector and has devoted additional attention towards resolving loans within the existing portfolio. The ratio of nonperforming loans to total loans was 0.53% at December 31, 2023 and 0.23% at June 30, 2023. Allowance for Credit Losses on Loans. The ACL on loans held for investment is a valuation account that reflects our estimation of the credit losses that will result from the inability of our borrowers to make required loan payments. The ACL is maintained through provisions for credit losses that are charged to earnings in the period they are established. We charge losses on loans against the ACL when we believe the collection of loan principal is unlikely. Recoveries on loans previously charged off are added back to the ACL. See "Note 1 – Summary of Significant Accounting Policies" of the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-KT for discussion of our ACL methodology on loans. 36

The following table summarizes the distribution of the ACL by loan category at the dates indicated.

(Dollars in thousands)	December 31, 2023 Allocated Allowance	December 31, 2023 % of Loan Portfolio	December 31, 2023 ACL to Loans	June 30, 2023 Allocated Allowance	June 30, 2023 % of Loan Portfolio	June 30, 2023 ACL to Loans
Commercial real estate loans						
Construction and land development	$ 4,591	8 %	0.13 %	$ 5,866	10 %	0.16 %
Commercial real estate - owner occupied	5,647	15	0.16	4,837	15	0.13
Commercial real estate - non-owner occupied	9,187	24	0.25	9,230	25	0.26
Multifamily	898	2	0.02	757	2	0.02
Total commercial real estate loans	20,323	49	0.56	20,690	52	0.57
Commercial loans						
Commercial and industrial	4,994	7	0.14	4,738	7	0.13
Equipment finance	11,843	13	0.32	10,299	13	0.28
Municipal leases	189	4	0.01	179	4	0.01
Total commercial loans	17,026	24	0.47	15,216	24	0.42
Residential real estate loans						
Construction and land development	1,203	3	0.03	1,689	3	0.05
One-to-four family	6,302	16	0.17	5,612	14	0.15
HELOCs	1,779	5	0.05	1,983	5	0.05
Total residential real estate loans	9,284	24	0.25	9,284	22	0.25
Consumer loans	2,008	3	0.06	2,003	2	0.05
Total loans	$ 48,641	100 %	1.34 %	$ 47,193	100 %	1.29 %

	At or For the Six Months Ended December 31, 2023	At or For the Year Ended June 30, 2023	For the Six Months Ended December 31, 2022
Asset quality ratios			
Nonaccruing loans to total loans[(1)]	0.53 %	0.23 %	0.21 %
ACL to nonaccruing loans[(1)]	251.60	567.56	629.40
Net charge-offs (recoveries) to average loans	0.28	0.10	0.13

(1) At December 31, 2023, $2.4 million, or 12.3%, of nonaccruing loans were current on their loan payments. At June 30, 2023, $3.3 million, or 40.0%, of nonaccruing loans were current on their loan payments. At December 31, 2022, $3.2 million, or 52.0%, of nonaccruing loans were current on their loan payments.

The ACL on loans increased $1.4 million, or 3.1%, between December 31, 2023 and June 30, 2023. See further discussion of the drivers of the change in the "Comparison of Results of Operations for the Six Months Ended December 31, 2023 and December 31, 2022 – Provision (Benefit) for Credit Losses" section above.

Our individually evaluated loans are comprised of loans meeting certain thresholds including those on nonaccrual status. Individually evaluated loans may be evaluated for reserve purposes using either the cash flow or the collateral valuation method. As of December 31, 2023, there were $8.8 million of loans individually evaluated compared to $6.8 million at June 30, 2023.

The following table summarizes net charge-offs (recoveries) to average loans outstanding by loan category as of the dates indicated.

(Dollars in thousands)	Six Months Ended December 31, 2023 Net Charge-Offs (Recoveries)	Six Months Ended December 31, 2023 Average Loans Outstanding	Six Months Ended December 31, 2023 Net Charge-Off (Recovery) Ratio	Six Months Ended December 31, 2022 Net Charge-Offs (Recoveries)	Six Months Ended December 31, 2022 Average Loans Outstanding	Six Months Ended December 31, 2022 Net Charge-Off (Recovery) Ratio
Commercial real estate loans	$ 285	$ 1,949,204	0.03 %	$ (3)	$ 1,427,358	— %
Commercial loans	4,817	903,711	1.07	1,950	757,654	0.51
Residential real estate loans	(80)	898,209	(0.02)	(70)	655,294	(0.02)
Consumer loans	430	119,652	0.72	73	99,371	0.15
Total	$ 5,452	$ 3,870,776	0.28 %	$ 1,950	$ 2,939,677	0.13 %

BOLI. The BOLI balance declined by $18.3 million, or 17.2%, to $88.3 million at December 31, 2023 from $106.6 million at June 30, 2023. The main driver of the change between periods was a partial restructuring of our BOLI portfolio where we redeemed $47.9 million of policies and reinvested $31.3 million in higher-yielding policies. The proceeds from the redemption of these policies had not been received as of December 31, 2023 and was therefore recorded as a receivable reflected in other assets.

Liabilities. Total liabilities were $4.2 billion at December 31, 2023, compared to $4.1 billion at June 30, 2023, an increase of $36.4 million, or 0.9%, period-over-period, the components of which are discussed below.

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Deposits. The following table summarizes the composition of our deposit portfolio as of the dates indicated.

(Dollars in thousands)	December 31, 2023	June 30, 2023	$ Change	% Change
Core deposits				
Noninterest-bearing deposits	$ 784,950	$ 825,481	$ (40,531)	(5)%
NOW accounts	591,270	611,105	(19,835)	(3)
Money market accounts	1,246,807	1,241,840	4,967	—
Savings accounts	194,486	212,220	(17,734)	(8)
Total core deposits	$ 2,817,513	2,890,646	(73,133)	(3)
Certificates of deposit	843,860	710,522	133,338	19
Total	$ 3,661,373	$ 3,601,168	$ 60,205	2 %

The following bullet points provide further information regarding the composition of our deposit portfolio as of December 31, 2023:

- The balance of uninsured deposits was $907.4 million, or 24.8% of total deposits, which included $268.0 million of collateralized deposits to municipalities.
- The balance of brokered deposits was $355.8 million, or 9.7% of total deposits.
- Commercial and consumer depositors represented 51% and 49% of total deposits, respectively.
- The average balance of our deposit accounts was $34,000.
- Our largest 25 depositors made up $579.7 million, or 15.8% of total deposits.

Specific to time deposits, we held approximately $118.0 million in uninsured CDs as of December 31, 2023. The uninsured amount is an estimate consistent with the methodology used for the Company's regulatory reporting disclosures.

The following table indicates the amount of our CDs, both within and in excess of the $250,000 FDIC insurance limit, by time remaining until maturity as of December 31, 2023.

(Dollars in thousands)	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 Months	Total
CDs less than $250,000	$ 238,823	$ 289,678	$ 169,492	$ 27,832	$ 725,825
CDs of $250,000 or more	26,822	54,226	33,945	3,042	118,035
Total certificates of deposit	$ 265,645	$ 343,904	$ 203,437	$ 30,874	$ 843,860

Borrowings. Although deposits are our primary source of funds, we may utilize borrowings to manage interest rate risk or as a cost-effective source of funds. Our borrowings typically consist of advances from the FHLB of Atlanta and FRB. We may obtain advances from the FHLB of Atlanta upon the security of certain of our commercial and residential real estate loans and/or securities as well as obtain advances from the FRB upon the security of certain of our commercial and consumer loans. These advances may be made pursuant to several different credit programs, each of which has its own interest rate, range of maturities and call features.

In addition to borrowings deemed necessary to address funding needs, as a result of our merger with Quantum, we assumed $11.3 million of junior subordinated debentures, which carried a purchase accounting discount of $1.3 million as of December 31, 2023. See "Note 10 – Borrowings" of the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-KT for discussion of the origin and terms of the debt.

The following tables set forth information regarding our borrowings at the end of and during the periods indicated.

(Dollars in thousands)	Six Months Ended December 31, 2023	Six Months Ended December 31, 2022
Average balances		
Junior subordinated debentures	$ 9,992	$ —
FHLB advances	133,560	8,913
FRB advances	29,172	4,882
Revolving lines of credit	19,656	—
Weighted average interest rate		
Junior subordinated debentures	9.43 %	— %
FHLB advances	5.49	3.91
FRB advances	5.50	3.67
Revolving lines of credit	9.09	—

38

(Dollars in thousands)	December 31, 2023	June 30, 2023
Balance outstanding at end of period		
Junior subordinated debentures	$ 10,021	$ 9,971
FHLB advances	105,000	180,000
FRB advances	310,000	257,000
Revolving lines of credit	18,763	20,263
Weighted average interest rate		
Junior subordinated debentures	7.59 %	7.49 %
FHLB advances	5.44	5.19
FRB advances	5.50	5.25
Revolving lines of credit	9.00	8.75

All qualifying one-to-four family loans, HELOCs, commercial real estate loans and FHLB of Atlanta stock are pledged as collateral to secure outstanding FHLB advances while commercial construction, indirect auto and municipal leases are pledged as collateral to secure outstanding FRB advances. At December 31, 2023 and June 30, 2023, the Company had the ability to borrow $72.8 million and $22.7 million, respectively, through FHLB advances and $55.3 million and $91.3 million, respectively, through the unused portion of a line of credit with the FRB.

At December 31, 2023 and June 30, 2023, the Company maintained revolving lines of credit with three unaffiliated banks, the unused portion of which totaled $146.2 million and $144.7 million, respectively. At December 31, 2023, HomeTrust had drawn $18.8 million on a $40.0 million revolving line of credit which bears interest at *The Wall Street Journal* prime rate plus 50 basis points, maturing on January 28, 2025, although the term may be extended for an additional year if no events of default have occurred.

Capital Resources

Stockholders' equity increased $28.7 million, or 6.1%, to $499.9 million at December 31, 2023 as compared to $471.2 million at June 30, 2023, primarily as a result of $28.3 million in net income, less dividends paid. In addition, the improvement in the accumulated other comprehensive loss was driven by a $2.5 million reduction of the unrealized loss on available for sale securities as a result of movement in market interest rates.

As of December 31, 2023, the Bank was considered "well capitalized" in accordance with its regulatory capital guidelines and exceeded all regulatory capital requirements. See "Business – How We are Regulated" included in Item 1 and "Note 18 – Regulatory Capital Matters" of the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-KT for additional details on our capital requirements.

Liquidity Management

Management maintains a liquidity position that it believes will adequately provide for funding of loan demand and deposit run-off that may occur in the normal course of business. We rely on a number of different sources in order to meet our potential liquidity demands. The primary sources are increases in deposit accounts, wholesale borrowings and cash flows from loan payments and the securities portfolio.

In addition to these primary sources of funds, management has several secondary sources available to meet potential funding requirements as outlined in the "Comparison of Financial Condition at December 31, 2023 and June 30, 2023 – Borrowings" section above. Additionally, we classify our securities portfolio as available for sale, providing an additional source of liquidity. Management believes that our securities portfolio is of high quality, of short duration, and the securities would therefore be readily marketable. In addition, we have historically sold fixed-rate mortgage loans in the secondary market to reduce interest rate risk and to create still another source of liquidity. From time to time we also utilize brokered time deposits to supplement our other sources of funds. Brokered time deposits are obtained by utilizing an outside broker that is paid a fee. This funding requires advance notification to structure the type of deposit desired by us. Brokered deposits can vary in term from one month to several years and have the benefit of being a source of longer-term funding. We also utilize brokered deposits to help manage interest rate risk by extending the term to repricing of our liabilities, enhance our liquidity and fund asset growth. Brokered deposits are typically from outside our primary market areas, and our brokered deposit levels may vary from time to time depending on competitive interest rate conditions and other factors. At December 31, 2023, brokered deposits totaled $355.8 million, or 9.7% of total deposits.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as overnight deposits and federal funds. On a longer term basis, we maintain a strategy of investing in various lending products and debt securities, including MBS. On a stand-alone level we are a separate legal entity from the Bank and must provide for our own liquidity and pay our own operating expenses. Our primary source of funds consists of dividends or capital distributions from the Bank, although there are regulatory restrictions on the ability of the Bank to pay dividends. At December 31, 2023, we (on an unconsolidated basis) had liquid assets of $1.2 million.

At the Bank level, we use our sources of funds primarily to meet our ongoing commitments, pay maturing deposits and fund withdrawals and to fund loan commitments. At December 31, 2023, the total approved loan commitments and unused lines of credit outstanding amounted to $240.9 million and $690.6 million, respectively, as compared to $307.2 million and $608.2 million as of June 30, 2023. Certificates of deposit scheduled to mature in one year or less at December 31, 2023 totaled $813.0 million. It is management's policy to manage deposit rates that are competitive with other local financial institutions. Based on this strategy, we believe that a majority of maturing deposits will be retained.

Off-Balance Sheet Activities

In the normal course of operations, we engage in a variety of financial transactions that are not recorded in our financial statements, mainly to manage customers' requests for funding. These transactions primarily take the form of loan commitments and lines of credit and involve varying degrees of off-balance sheet credit, interest rate and liquidity risks. For further information, see "Note 17 – Commitments and Contingencies" of the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-KT.

39

Asset/Liability Management and Interest Rate Risk Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Our loans generally have longer maturities than our deposits. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk. How We Measure Our Risk of Interest Rate Changes. As part of our process to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In monitoring interest rate risk we continually analyze and manage assets and liabilities based on market conditions, their payment streams and interest rates, the timing of their maturities, their sensitivity to actual or potential changes in market interest rates and interest rate sensitivities of our non-maturity deposits with respect to interest rates paid and the level of balances. The Board of Directors sets the asset and liability policy of HomeTrust Bank, which is implemented by management and an asset/liability committee whose members include certain members of senior management. The purpose of this committee is to communicate, coordinate and control asset/liability management consistent with our business plan and Board approved policies. The committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The committee generally meets on a quarterly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to net present value of portfolio equity analysis and income simulations. The committee recommends strategy changes based on this review. The committee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the Board of Directors at least quarterly. Among the techniques we have used at various times to manage interest rate risk are: (i) increasing our portfolio of hybrid and adjustable-rate one-to-four family residential loans and commercial loans; (ii) maintaining a strong capital position, which provides for a favorable level of interest-earning assets relative to interest-bearing liabilities; and (iii) emphasizing less interest rate sensitive and lower-costing “core deposits.” We also maintain a portfolio of short-term or adjustable-rate assets and use fixed-rate FHLB advances and brokered deposits to extend the term to repricing of our liabilities. We consider the relatively short duration of our deposits in our overall asset/liability management process. As short-term rates increase, we have assets and liabilities that increase with the market. This is reflected in the change in our PVE when rates increase (see the table below). PVE is defined as the net present value of our existing assets and liabilities. In addition, we have historically demonstrated an ability to maintain retail deposits through various interest rate cycles. If local retail deposit rates increase dramatically, we also have access to wholesale funding through our lines of credit with the FHLB and FRB and the brokered deposit market to replace retail deposits, as needed. Depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the committee may in the future determine to increase our interest rate risk position somewhat in order to maintain or increase our net interest margin. In particular, during certain periods of stable or declining interest rates, we believe that the increased net interest income resulting from a mismatch in the maturity of our assets and liabilities portfolios may provide high enough returns to justify increased exposure to sudden and unexpected increases in interest rates. As a result of this philosophy, our results of operations and the economic value of our equity will remain vulnerable to increases in interest rates and to declines due to differences between long- and short- term interest rates. The committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and our PVE. The committee also evaluates these impacts against the potential changes in net interest income and market value of our portfolio equity that are monitored by the Board of Directors of HomeTrust Bank generally on a quarterly basis. 40

Our asset/liability management strategy sets limits on the change in PVE given certain changes in interest rates. The table presented here, as of December 31, 2023, is forward-looking information about our sensitivity to changes in interest rates. The table incorporates data from an independent service, as it relates to maturity repricing and repayment/withdrawal of interest-earning assets and interest-bearing liabilities. Interest rate risk is measured by changes in PVE for instantaneous parallel shifts in the yield curve up and down 400 basis points. An increase in rates would increase our PVE because the repricing of nonmaturing deposits tend to lag behind the increase in market rates. This positive impact is partially offset by the negative effect from our loans with interest rate floors which will not adjust until such time as a loan's current interest rate adjusts to an increase in market rates which exceeds the interest rate floor. Conversely, in a falling interest rate environment these interest rate floors will assist in maintaining our net interest income. As of December 31, 2023, our loans with interest rate floors totaled approximately $650.9 million, or 17.9% of our total loan portfolio, and had a weighted average floor rate of 5.14%, of which $46.9 million were at their floor rate.

	December 31, 2023			
	Present Value Equity (Dollars in Thousands)			
Change in Interest Rates in Basis Points	Amount	$ Change	% Change	PVE Ratio
+ 400	$ 1,090,111	$ 105,346	11 %	25 %
+ 300	1,076,577	91,812	9	25
+ 200	1,058,347	73,582	7	24
+ 100	1,025,517	40,752	4	23
Base	984,765	—	—	22
- 100	923,915	(60,850)	(6)	20
- 200	811,501	(173,264)	(18)	17
- 300	666,433	(318,332)	(32)	14
- 400	614,240	(370,525)	(38)	13

In evaluating our exposure to interest rate movements, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or repricing periods, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in interest rates. Additionally, certain assets, such as adjustable rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed above. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. We consider all of these factors in monitoring our exposure to interest rate risk.

The Board of Directors and management of HomeTrust Bank believe that certain factors afford HomeTrust Bank the ability to operate successfully despite its exposure to interest rate risk. HomeTrust Bank may manage its interest rate risk by originating and retaining adjustable rate loans in its portfolio, by borrowing from the FHLB to match the duration of our funding to the duration of originated fixed rate one-to-four family and commercial loans held in portfolio and by selling on an ongoing basis certain currently originated longer term fixed rate one-to-four family real estate loans.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises principally from interest rate risk inherent in our lending, investing, deposit and borrowings activities. Management actively monitors and manages its interest rate risk exposure. In addition to other risks that we manage in the normal course of business, such as credit quality and liquidity, management considers interest rate risk to be a significant market risk that could have a potentially material effect on our financial condition and results of operations. The information contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Asset Liability Management and Interest Rate Risk" in this Form 10-KT is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data

41

Report of Independent Registered Public Accounting Firm To the Stockholders and the Board of Directors HomeTrust Bancshares, Inc. and Subsidiary Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting We have audited the accompanying consolidated balance sheets of HomeTrust Bancshares, Inc. and Subsidiary (the “Company”) as of December 31, 2023 and June 30, 2023, and 2022, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the six-month period ended December 31, 2023 and each of the years in the three-year period ended June 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). We have also audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and June 30, 2023 and 2022, and the results of its operations and its cash flows for the six-month period ended December 31, 2023 and each of the years in the three-year period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO. Basis for Opinions The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, including in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material aspects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Allowance for Credit Losses on Loans As described in Note 6 to the consolidated financial statements, the Company’s allowance for credit losses, on loans (“ACL”) was $48.6 million as of December 31, 2023. The allowance is estimated by management using information about past events, current conditions and reasonable and supportable forecasts on the collectability of the loan portfolio. The Company collectively evaluates loan pools that share similar risk characteristics which results in the most significant portion of the ACL. A discounted cash flow method is used to evaluate the cash flows for each loan in each collectively evaluated pool which relies on a periodic tendency to default and absolute loss given default applied to a projective model of the pool’s cash flow while considering prepayment and principal curtailment effects. Management has 42 determined that peer loss data provides the best basis for assessing expected credit losses and has incorporated macroeconomic drivers using a statistical regression modeling methodology, where considered appropriate, to adjust historical loss information for current conditions and reasonable and supportable forecasts. Included in management’s systematic methodology is consideration of the need to qualitatively adjust the ACL for risks not already incorporated within the loss estimation process. The Company considers qualitative adjustments which can either increase or decrease the quantitative model within their qualitative framework. We identified the allowance for credit losses, on loans as a critical audit matter. The principal considerations for our determination included the high degree of judgment and subjectivity related to management’s determination of reasonable and supportable forecasts and the identification and measurement of qualitative adjustments. This required a high degree of auditor effort, specialized skills and knowledge, and significant auditor judgment. The primary procedures we performed to address this critical audit matter included: • We obtained an understanding of the Company’s model and process for determining the ACL, and evaluated the design and operating effectiveness of controls relating to the ACL, including: • Controls over the completeness and accuracy of data input into the model used to determine the ACL, and • Controls over management’s review and approval of the ACL, including management’s determination of a reasonable and supportable forecast and qualitative factor adjustments applied within the qualitative framework to address risks not already incorporated within the model. • We evaluated management’s determination of reasonable and supportable forecasts, including comparing key factors to independent sources, as well as involving our internal specialists in testing the application of forecasts in the model calculation. • We evaluated the reasonableness and adequacy of management’s qualitative factor adjustment framework, including substantively testing management’s identification of risks not already incorporated within the model, the application of qualitative factor adjustments within the framework, and assessing the completeness and accuracy of data utilized in development of the qualitative adjustments. • We evaluated management’s judgments and assumptions related to the qualitative adjustments for reasonableness by assessing relevant trends in credit quality and evaluating the relationship of the trends to the qualitative adjustments applied to the ACL. /s/ FORVIS, LLP We have served as the Company's auditor since 2005. Atlanta, Georgia March 12, 2024 43

December 31, 2023 June 30, 2023 June 30, 2022 Assets Cash $ 18,307 $ 19,266 $ 20,910 Interest-bearing deposits 328,833 284,231 84,209 Cash and cash equivalents 347,140 303,497 105,119 Commercial paper, net — — 194,427 Certificates of deposit in other banks 34,722 33,152 23,551 Debt securities available for sale, at fair value (amortized cost of $128,964, $157,251 and $130,099 at December 31, 2023, June 30, 2023 and June 30, 2022, respectively) 126,950 151,926 126,978 FHLB and FRB stock 18,393 20,208 9,326 SBIC investments, at cost 13,789 14,927 12,758 Loans held for sale, at fair value 3,359 6,947 — Loans held for sale, at lower of cost or fair value 198,433 161,703 79,307 Loans, net of deferred loan fees and costs 3,640,022 3,658,823 2,769,295 Allowance for credit losses – loans (48,641) (47,193) (34,690) Loans, net 3,591,381 3,611,630 2,734,605 Premises and equipment, net 70,937 73,171 69,094 Accrued interest receivable 16,902 14,829 8,573 Deferred income taxes, net 11,796 10,912 11,487 BOLI 88,257 106,572 95,281 Goodwill 34,111 34,111 25,638 Core deposit intangibles, net 9,059 10,778 93 Other assets 107,404 53,124 52,967 Total assets $ 4,672,633 $ 4,607,487 $ 3,549,204 Liabilities and stockholders’ equity Liabilities Deposits $ 3,661,373 $ 3,601,168 $ 3,099,761 Junior subordinated debt 10,021 9,971 — Borrowings 433,763 457,263 — Other liabilities 67,583 67,899 60,598 Total liabilities 4,172,740 4,136,301 3,160,359 Commitments and contingencies – see Note 17 Stockholders’ equity Preferred stock, $0.01 par value, 10,000,000 shares authorized, none issued or outstanding — — — Common stock, $0.01 par value, 60,000,000 shares authorized, 17,387,069, 17,366,673 and 15,591,466 shares issued and outstanding at December 31, 2023, June 30, 2023 and June 30, 2022, respectively 174 174 156 Additional paid in capital 172,366 171,222 126,106 Retained earnings 333,401 308,651 270,276 Unearned ESOP shares (4,497) (4,761) (5,290) Accumulated other comprehensive loss (1,551) (4,100) (2,403) Total stockholders’ equity 499,893 471,186 388,845 Total liabilities and stockholders’ equity $ 4,672,633 $ 4,607,487 $ 3,549,204 The accompanying notes are an integral part of these consolidated financial statements. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Consolidated Balance Sheets (Dollars in thousands, except per share data) 44

Six Months Ended December 31, 2023 Year Ended June 30, 2023 2022 2021 Interest and dividend income Loans $ 118,565 $ 176,270 $ 109,603 $ 111,798 Commercial paper, net — 1,300 1,721 1,206 Debt securities available for sale 2,516 4,350 1,802 2,024 Other investments and interest-bearing deposits 3,603 5,206 2,988 3,705 Total interest and dividend income 124,684 187,126 116,114 118,733 Interest expense Deposits 34,718 25,524 5,260 9,370 Junior subordinated debt 475 327 — — Borrowings 5,408 3,860 80 6,041 Total interest expense 40,601 29,711 5,340 15,411 Net interest income 84,083 157,415 110,774 103,322 Provision (benefit) for credit losses 5,930 15,392 (592) (7,135) Net interest income after provision (benefit) for credit losses 78,153 142,023 111,366 110,457 Noninterest income Service charges and fees on deposit accounts 4,686 9,510 9,462 9,083 Loan income and fees 982 2,571 3,185 2,208 Gain on sale of loans held for sale 2,330 5,608 12,876 17,352 BOLI income 3,901 2,116 2,000 2,156 Operating lease income 3,377 5,471 6,392 5,601 Gain on sale of debt securities available for sale — — 1,895 — Gain (loss) on sale of premises and equipment (248) 2,097 (87) (1,311) Other 1,847 3,677 3,386 4,732 Total noninterest income 16,875 31,050 39,109 39,821 Noninterest expense Salaries and employee benefits 32,770 62,221 59,591 62,956 Occupancy expense, net 4,932 9,891 9,692 9,521 Computer services 6,175 11,772 10,629 9,607 Telephone, postage and supplies 1,255 2,468 2,545 3,122 Marketing and advertising 1,112 2,139 2,583 1,626 Deposit insurance premiums 1,419 2,249 1,712 1,799 Core deposit intangible amortization 1,719 1,525 250 735 Branch closure and restructuring expenses — — — 1,513 Officer transition agreement expense — — 1,795 — Merger-related expenses — 5,465 — — Prepayment penalties on borrowings — — — 22,690 Other 9,963 18,179 16,300 17,613 Total noninterest expense 59,345 115,909 105,097 131,182 Income before income taxes 35,683 57,164 45,378 19,096 Income tax expense 7,386 12,560 9,725 3,421 Net income $ 28,297 $ 44,604 $ 35,653 $ 15,675 Per share data Net income per common share Basic $ 1.67 $ 2.82 $ 2.27 $ 0.96 Diluted $ 1.67 $ 2.80 $ 2.23 $ 0.94 Average shares outstanding Basic 16,806,273 15,698,618 15,516,173 16,078,066 Diluted 16,814,176 15,781,506 15,810,409 16,495,115 The accompanying notes are an integral part of these consolidated financial statements. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Consolidated Statements of Income (Dollars in thousands, except per share data) 45

Six Months Ended December 31, 2023 Year Ended June 30, 2023 2022 2021 Net income $ 28,297 $ 44,604 $ 35,653 $ 15,675 Other comprehensive income (loss) Unrealized holding gains (losses) on debt securities available for sale Gains (losses) arising during the period 3,311 (2,204) (5,087) (653) Deferred income tax (expense) benefit (762) 507 1,170 150 Total other comprehensive gain (loss) 2,549 (1,697) (3,917) (503) Comprehensive income $ 30,846 $ 42,907 $ 31,736 $ 15,172 The accompanying notes are an integral part of these consolidated financial statements. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Consolidated Statements of Comprehensive Income (Dollars in thousands) 46

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity
(Dollars in thousands)

	Common Stock		Additional Paid In	Retained	Unearned ESOP	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Earnings	Shares	Income (Loss)	Equity
Balance at June 30, 2020	17,021,357	$ 170	$ 169,648	$ 242,776	$ (6,348)	$ 2,017	$ 408,263
Net income	—	—	—	15,675	—	—	15,675
Cumulative-effect adjustment due to the adoption of ASU 2016-13	—	—	—	(13,358)	—	—	(13,358)
Cash dividends declared on common stock, $0.31/common share	—	—	—	(5,018)	—	—	(5,018)
Common stock repurchased	(733,347)	(8)	(16,147)	—	—	—	(16,155)
Forfeited restricted stock	(6,575)	—	—	—	—	—	—
Retired stock	(9,106)	—	(204)	—	—	—	(204)
Granted restricted stock	45,260	—	—	—	—	—	—
Exercised stock options	318,894	5	4,587	—	—	—	4,592
Share-based compensation expense	—	—	2,102	—	—	—	2,102
ESOP compensation expense	—	—	596	—	529	—	1,125
Other comprehensive loss	—	—	—	—	—	(503)	(503)
Balance at June 30, 2021	16,636,483	$ 167	$ 160,582	$ 240,075	$ (5,819)	$ 1,514	$ 396,519
Net income	—	—	—	35,653	—	—	35,653
Cash dividends declared on common stock, $0.35/common share	—	—	—	(5,452)	—	—	(5,452)
Common stock repurchased	(1,482,959)	(15)	(43,333)	—	—	—	(43,348)
Forfeited restricted stock	(13,600)	—	—	—	—	—	—
Retired stock	(11,335)	—	(345)	—	—	—	(345)
Granted restricted stock	42,123	—	—	—	—	—	—
Exercised stock options	413,636	4	6,077	—	—	—	6,081
Stock issued for RSUs	7,118	—	—	—	—	—	—
Share-based compensation expense	—	—	2,152	—	—	—	2,152
ESOP compensation expense	—	—	973	—	529	—	1,502
Other comprehensive loss	—	—	—	—	—	(3,917)	(3,917)
Balance at June 30, 2022	15,591,466	$ 156	$ 126,106	$ 270,276	$ (5,290)	$ (2,403)	$ 388,845
Net income	—	—	—	44,604	—	—	44,604
Cash dividends declared on common stock, $0.39/common share	—	—	—	(6,229)	—	—	(6,229)
Forfeited restricted stock	(10,090)	—	—	—	—	—	—
Retired stock	(13,145)	—	(344)	—	—	—	(344)
Granted restricted stock	57,839	—	—	—	—	—	—
Stock issued for RSUs	13,861	—	—	—	—	—	—
Exercised stock options	352,096	4	5,136	—	—	—	5,140
Shares issued for Quantum merger	1,374,646	14	37,720	—	—	—	37,734
Share-based compensation expense	—	—	1,854	—	—	—	1,854
ESOP compensation expense	—	—	750	—	529	—	1,279
Other comprehensive loss	—	—	—	—	—	(1,697)	(1,697)
Balance at June 30, 2023	17,366,673	$ 174	$ 171,222	$ 308,651	$ (4,761)	$ (4,100)	$ 471,186

47

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity (continued)
(Dollars in thousands)

	Common Stock		Additional Paid In Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount					
Balance at June 30, 2023	17,366,673	174	171,222	308,651	(4,761)	(4,100)	471,186
Net income	—	—	—	28,297	—	—	28,297
Cash dividends declared on common stock, $0.21/common share	—	—	—	(3,547)	—	—	(3,547)
Forfeited restricted stock	(2,560)	—	—	—	—	—	—
Retired stock	(6,038)	—	(139)	—	—	—	(139)
Granted restricted stock	1,000	—	—	—	—	—	—
Stock issued for RSUs	18,494	—	—	—	—	—	—
Exercised stock options	9,500	—	152	—	—	—	152
Share-based compensation expense	—	—	755	—	—	—	755
ESOP compensation expense	—	—	376	—	264	—	640
Other comprehensive income	—	—	—	—	—	2,549	2,549
Balance at December 31, 2023	17,387,069	$ 174	$ 172,366	$ 333,401	$ (4,497)	$ (1,551)	$ 499,893

The accompanying notes are an integral part of these consolidated financial statements.

48

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Six Months Ended December 31, 2023	Year Ended June 30, 2023	2022	2021
Operating activities				
Net income	$ 28,297	$ 44,604	$ 35,653	$ 15,675
Adjustments to reconcile net income to net cash provided by (used in) operating activities				
Provision (benefit) for credit losses	5,930	15,392	(592)	(7,135)
Depreciation and amortization of premises and equipment and equipment for operating leases	4,894	9,063	9,348	9,499
Deferred income tax expense (benefit)	(1,638)	(433)	6,584	3,573
Net accretion of purchase accounting adjustments on loans	(783)	(1,698)	(1,628)	(2,088)
Net amortization and accretion	3,563	4,346	2,450	2,717
SBIC investments income	(701)	(1,740)	(1,673)	(1,127)
Prepayment penalties paid on borrowings	—	—	—	22,690
Loss (gain) on sale of premises and equipment	248	(2,097)	87	1,311
Loss (gain) on sale of OREO	—	89	7	(65)
Loss (gain) incurred at the end of operating leases - lessor	141	451	12	(43)
BOLI income	(3,901)	(2,116)	(2,000)	(2,156)
Gain on sale of debt securities available for sale	—	—	(1,895)	—
Gain on sale of loans held for sale	(2,330)	(5,608)	(12,876)	(17,352)
Origination of loans held for sale	(171,273)	(311,198)	(465,263)	(622,400)
Proceeds from sales of loans held for sale	130,335	213,482	463,603	600,784
New deferred loan origination (costs) fees, net	(838)	(2,824)	(316)	1,698
Increase in accrued interest receivable and other assets	(5,970)	(7,467)	(3,604)	(756)
Share-based compensation expense	755	1,854	2,152	2,102
ESOP compensation expense	640	1,279	1,502	1,125
Increase in other liabilities	1,201	2,225	1,577	1,507
Net cash provided by (used in) operating activities	(11,430)	(42,396)	33,128	9,559
Investing activities				
Purchase of debt securities available for sale	(17,036)	(81,687)	(41,649)	(107,988)
Proceeds from maturities, calls and paydowns of debt securities available for sale	45,928	65,585	65,399	76,663
Proceeds from sale of debt securities available for sale	—	—	1,895	—
Purchases of commercial paper	—	(210,292)	(558,482)	(715,635)
Proceeds from maturities and calls of commercial paper	—	406,269	555,472	831,862
Purchases of CDs in other banks	(6,202)	(18,166)	(1,244)	(7,321)
Proceeds from maturities of CDs in other banks	4,632	8,565	17,815	22,888
Net (purchases) redemptions of FHLB and FRB stock	1,815	(9,757)	4,213	17,138
Net capital (contributions in) distributions from SBIC investments, at cost	1,839	(429)	(914)	(775)
Net (increase) decrease in loans	23,039	(313,690)	(6,462)	56,296
Purchase of BOLI	(31,323)	(109)	(173)	(72)
Proceeds from redemption of BOLI policies	—	—	—	1,307
Death benefit proceeds from BOLI policies	5,616	—	—	—
Purchase of equipment for operating leases - lessor	(14,025)	(11,333)	(2,901)	(11,879)
Proceeds from sale of equipment for operating leases - lessor	6,994	8,607	5,981	2,647
Purchase of premises and equipment	(431)	(3,420)	(6,608)	(16,081)
Proceeds from sale of premises and equipment and assets held for sale	1,056	8,012	2,322	—
Proceeds from sale of OREO	—	111	181	449
Net cash received in merger	—	30,601	—	—
Net cash provided by (used in) investing activities	21,902	(121,133)	34,845	149,499

49

Six Months Ended December 31, 2023 Year Ended June 30, 2023 2022 2021 Financing activities Net increase (decrease) in deposits 60,205 (69,195) 144,220 169,785 Net increase (decrease) in revolving lines of credit (1,500) 20,263 — — Net increase (decrease) in short-term borrowings (22,000) 437,000 (115,000) 115,000 Proceeds from long-term borrowings — — 60,000 — Repayment of long-term borrowings — (24,728) (60,000) (497,690) Common stock repurchased — — (43,348) (16,155) Cash dividends paid (3,547) (6,229) (5,452) (5,018) Retired stock (139) (344) (345) (204) Exercised stock options 152 5,140 6,081 4,592 Net cash provided by (used in) financing activities 33,171 361,907 (13,844) (229,690) Net increase (decrease) in cash and cash equivalents 43,643 198,378 54,129 (70,632) Cash and cash equivalents at beginning of period 303,497 105,119 50,990 121,622 Cash and cash equivalents at end of period $ 347,140 $ 303,497 $ 105,119 $ 50,990 Six Months Ended December 31, 2023 Year Ended June 30, 2023 2022 2021 Supplemental disclosures Cash paid during the period for Interest $ 37,331 $ 26,212 $ 5,312 $ 16,446 Income taxes 7,321 7,679 684 532 Noncash transactions Unrealized gain (loss) in value of debt securities available for sale, net of income taxes 2,549 (1,697) (3,917) (503) Transfers of loans held for investment to OREO — — — 235 Transfers of loans held for sale to loans held for investment 11,671 18,337 43,083 23,106 Transfers of loans held for investment to loans held for sale — — 12,825 — Establish receivable for proceeds from redemption of BOLI policies (included in other assets) 47,923 — — — ROU asset and lease liabilities for operating lease accounting 864 5,179 1,186 2,586 ACL due to the adoption of ASU 2016-13 — — — 17,347 Transfer of premises and equipment to assets held for sale (included in other assets) — — 3,229 — Business combinations Fair value of assets acquired $ — $ 665,090 $ — $ — Fair value of liabilities assumed — 610,188 — — Net assets acquired $ — $ 54,902 $ — $ — The accompanying notes are an integral part of these consolidated financial statements. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Consolidated Statements of Cash Flows (continued) (Dollars in thousands) 50

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies

Nature of Operations

The consolidated financial statements presented in this report include the accounts of HomeTrust Bancshares, Inc., a Maryland corporation ("HomeTrust"), and its wholly-owned subsidiary, HomeTrust Bank (the "Bank"). As used throughout this report, the term the "Company" refers to HomeTrust and its consolidated subsidiary, unless the context otherwise requires. HomeTrust is a bank holding company primarily engaged in the business of planning, directing and coordinating the business activities of the Bank. The Bank is a North Carolina state chartered bank and provides a wide range of retail and commercial banking products within its geographic footprint, which includes: North Carolina (the Asheville metropolitan area, the "Piedmont" region, Charlotte and Raleigh/Cary), South Carolina (Greenville and Charleston), East Tennessee (Kingsport/Johnson City, Knoxville and Morristown), Southwest Virginia (the Roanoke Valley) and Georgia (Greater Atlanta). The Bank operates under a single set of corporate policies and procedures and is recognized as a single banking segment for financial reporting purposes.

As a result of its merger with Quantum on February 12, 2023, HomeTrust became the 100% successor owner of the Quantum Capital Statutory Trust II Delaware trust. The sole assets of the trust represent the proceeds of offerings loaned in exchange for subordinated debentures with similar terms to the trust preferred securities.

Principles of Consolidation and Subsidiary Activities

The accompanying consolidated financial statements include the accounts of HomeTrust, the Bank, and its wholly-owned subsidiary, WNCSC, at or for the six months ended December 31, 2023 and years ended June 30, 2023, 2022 and 2021. WNCSC owns office buildings in Asheville, North Carolina that are leased to the Bank. All intercompany items have been eliminated.

Change in Fiscal Year

The Board of Directors approved a change in the Company's fiscal year end from June 30 to December 31, commencing January 1, 2024. As a result of this change, we are filing this Transition Report on Form 10-KT for the six-month transition period ended December 31, 2023. The change in fiscal year end is applied on a prospective basis and does not adjust operating results for prior periods. References to our previous fiscal years mean the fiscal years ending on June 30th. The Company's fiscal year 2024 commenced on January 1, 2024. References herein to "Transition Period" refer to the six-month period ended December 31, 2023.

The following tables present certain comparative transition period condensed financial information for the six months ended December 31, 2023 and 2022, respectively.

	Six Months Ended December 31,			
				(Unaudited)
(Dollars in thousands, except per share data)		2023		2022
Total interest and dividend income	$	124,684	$	77,329
Total interest expense		40,601		5,264
Net interest income		84,083		72,065
Provision for credit losses		5,930		6,227
Net interest income after provision for credit losses		78,153		65,838
Total noninterest income		16,875		15,852
Total noninterest expense		59,345		52,165
Income before income taxes		35,683		29,525
Income tax expense		7,386		6,668
Net income	$	28,297	$	22,857
Net income per common share – basic	$	1.67	$	1.51
Net income per common share – diluted	$	1.67	$	1.50
Net cash provided by (used in) operating activities	$	(11,430)	$	20,431
Net cash provided by (used in) investing activities		21,902		(36,883)
Net cash provided by financing activities		33,171		76,367
Net increase in cash and cash equivalents		43,643		59,915
Cash and cash equivalents, beginning of period		303,497		105,119
Cash and cash equivalents, end of period	$	347,140	$	165,034

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through March 12, 2024, which is the date the financial statements were available to be issued.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

51

Cash Flows Cash and cash equivalents include cash and interest-bearing deposits with initial terms to maturity of 90 days or less. Net cash flows are reported for customer loan and deposit transactions, FHLB and FRB stock, SBIC investments at cost, revolving lines of credit and short-term borrowings. Commercial Paper Commercial paper includes highly liquid short-term debt of investment graded corporations with maturities less than one year. These instruments are typically purchased at a discount based on prevailing interest rates and do not exceed $15,000 per issuer. Debt Securities Debt securities available for sale are carried at fair value. These securities are used to execute asset/liability management strategies, manage liquidity and leverage capital, and therefore may be sold prior to maturity. Adjustments for unrealized gains or losses, net of the income tax effect, are made to accumulated other comprehensive income (loss), a separate component of total stockholders’ equity. Securities held to maturity are stated at cost, net of unamortized balances of premiums and discounts. When these securities are purchased, the Company intends to and has the ability to hold such securities until maturity. Premiums and discounts are amortized or accreted over the life of the security as an adjustment to yield. Dividend and interest income are recognized when earned. Gains or losses on the sale of securities are recognized on the trade date using the specific identification method. ACL – Available for Sale Securities For available for sale debt securities in an unrealized loss position, the Company evaluates the securities to determine whether the decline in the fair value below the amortized cost basis (impairment) is due to credit-related factors or noncredit-related factors. Any impairment that is not credit related is recognized in other comprehensive income, net of applicable taxes. Credit-related impairment is recognized as an ACL on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings. Both the ACL and the adjustment to net income may be reversed if conditions change; however, if the Company intends to sell an impaired available for sale debt security, or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount must be recognized in earnings with a corresponding adjustment to the security’s amortized cost basis. As the security’s amortized cost basis is adjusted to fair value, there is no ACL in such a situation. In evaluating available for sale debt securities in unrealized loss positions for impairment and the criteria regarding its intent or requirement to sell such securities, the Company considers the extent to which fair value is less than amortized cost, whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and the results of reviews of the issuers’ financial condition, among other factors. Changes in the ACL are recorded as a provision for (or reversal of) credit loss expense. Losses are charged against the ACL when management believes the uncollectability of an available for sale debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Accrued interest receivable is excluded from the estimate of credit losses. ACL – Held to Maturity Securities The ACL on held to maturity securities is estimated on a collective basis by major security type. ECLs are estimated using a DCF methodology which considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Accrued interest receivable is excluded from the estimate of credit losses. FHLB and FRB Stock As a requirement for membership, the Bank invests in the stock of both the FHLB of Atlanta and the FRB. No ready market exists for these securities so carrying value, or cost, approximates their fair value based on the redemption provisions of the FHLB of Atlanta and the FRB, respectively. Both cash and stock dividends are reported as income. SBIC Investments, At Cost SBIC investments are equity interests in limited partnerships which are investments the Company has classified as VIEs, legal entities that either do not have sufficient equity to finance their activities without the support from other parties or whose equity investors lack a controlling financial interest. A controlling financial interest is defined as a group that has the power to direct the activities that most significantly impact the VIEs' economic performance, the obligation to absorb the expected losses or the right to receive the expected residual returns. As the Company is not the primary beneficiary, nor does it hold a controlling interest in the VIEs, these investments have not been consolidated. The SBIC investments do not have readily determinable fair values and are recorded under the equity method of accounting at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment. Adjustments to the cost basis occur as a result of capital contributions, distributions, the Company's share of earnings or changes in the value of the Company's equity position. The Company's share of earnings is included in interest and dividend income with a one- quarter lag period. Loans Held for Sale Residential mortgages originated and intended for sale in the secondary market through mandatory delivery contracts are recorded at fair value (fair value option elected). Fair value includes the servicing value of the loans as well as any accrued interest, with changes in value recorded through the gain on sale of loans held for sale. Conversely, residential mortgages originated and intended for sale in the secondary HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 52 market on a best efforts basis are sold with servicing released and carried at the lower of cost or fair value as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. The Company originates loans guaranteed by the SBA for the purchase of businesses, business startups, business expansion, equipment and working capital. All SBA loans are underwritten and documented as prescribed by the SBA. SBA loans are generally fully amortizing and have maturity dates and amortizations of up to 25 years. SBA loans are classified as held for sale and are carried at the lower of cost or fair value. The guaranteed portion of the loan is typically sold in the secondary market and the servicing rights are retained. A gain is recorded for any premium received in excess of the carrying value of the net assets transferred in the sale and is included in the gain on sale of loans held for sale. The portion of SBA loans that are retained are adjusted to fair value and reclassified to total loans, net of deferred loan fees and costs (loans held for investment). The net value of the retained loans is included in the appropriate loan classification for disclosure purposes. HELOCs held for sale are originated through a third-party in various states outside the Company's geographic footprint, but are underwritten to the Company's underwriting guidelines. The loans are generally held for sale by the Company over a 90 to 180 day period and are serviced by the third-party. The loans are marketed by the third-party to investors in pools and once sold the Company recognizes a gain or loss on the sale which is recorded through the gain on sale of loans held for sale. Loans Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are carried at their outstanding principal amount, less unearned income and deferred nonrefundable loan fees, net of certain origination costs. The Company has made a policy election to exclude accrued interest from the amortized cost basis of loans and report accrued interest separately from the related loan balance on the consolidated balance sheets. Interest income is recorded as earned on an accrual basis based on the contractual rate and the outstanding balance, except for nonaccruing loans where interest is recorded as earned on a cash basis. Net deferred loan origination fees/ costs are deferred and amortized to interest income over the life of the related loan. The Company’s policies related to when loans are placed on nonaccruing status conform to guidelines prescribed by bank regulatory authorities. Generally, the Company suspends the accrual of interest on loans (i) that are maintained on a cash basis because of the deterioration of the financial condition of the borrower, (ii) for which payment in full of principal or interest is not expected (impaired loans) or (iii) on which principal or interest has been in default for a period of 90 days or more, unless the loan is both well secured and in the process of collection. Under the Company’s cost recovery method, interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accruing status when all principal and interest amounts contractually due are brought current and concern no longer exists as to the future collectability of principal and interest, which is generally confirmed when the loan demonstrates performance for six consecutive months or payment cycles. ACL – Loans and Leases The Company adopted the CECL model under ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” on July 1, 2020 using the modified retrospective approach. Results for the periods beginning after July 1, 2020 are presented under ASU 2016-13 while prior period amounts are reported in accordance with the incurred loss model previously applicable US GAAP. The ACL reflects management’s estimate of losses that will result from the inability of its borrowers to make required loan payments. ECLs are reflected in the ACL through a provision for credit losses. Management records loans charged off against the ACL and subsequent recoveries, if any, increase the ACL when they are recognized. Management uses a systematic methodology to determine its ACL for loans held for investment and certain off-balance sheet credit exposures. The ACL is a valuation account that is deducted from the amortized costs basis to present the net amount expected to be collected on the loan portfolio. Management considers the effects of past events, current conditions and reasonable and supportable forecasts on the collectability of the loan portfolio. The Company has identified the following loan pools with similar risk characteristics for measuring ECLs: Commercial real estate – This category of loans consists of the following loan types: Construction and land development – These loans finance the ground up construction, improvement, carrying for sale and loans secured by raw or improved land. The repayment of construction loans is generally dependent upon the successful completion of the improvements by the builder for the end user, or sale of the property to a third-party. Commercial real estate – owner and non-owner occupied – These loans include real estate loans for a variety of commercial property types and purposes, including those secured by commercial office or industrial buildings, warehouses, retail buildings and various special purpose properties. Multifamily – These are investment real estate loans, primarily secured by non-owner occupied apartment or multifamily residential buildings. Generally, these types of loans are thought to involve a greater degree of credit risk than owner occupied commercial real estate as they are more sensitive to adverse economic conditions. Commercial – This category of loans consists of the following loan types: Commercial and industrial – These loans are for commercial, corporate and business purposes across a variety of industries. These loans include general commercial and industrial loans, loans to purchase capital equipment and other business loans for working capital and operational purposes. These loans are generally secured by accounts receivable, inventory and other business assets. Equipment finance – These loans are primarily made up of commercial finance agreements and commercial leases provided by our Equipment Finance line of business, primarily for transportation, construction, healthcare and manufacturing equipment. These loans have average terms of five years or less and are secured by the financed equipment. Municipal leases – These loans are primarily made to fire departments and depend on the tax revenues received from the applicable county or municipality. These leases are mainly secured by vehicles, fire stations, land or equipment. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 53

Residential real estate – This category of loans consists of the following loan types: Construction and land development – These loans are to individuals and are typically secured by a one-to-four family residential property under construction or undeveloped or partially developed land in anticipation of the construction of a personal residence. One-to-four family – These loans are to individuals and are typically secured by one-to-four family residential property. HELOCs – These loans include both loans originated by the Company and those purchased from a third-party and are often secured by second liens on residential real estate. Consumer – Consumer loans include loans secured by deposit accounts or personal property such as automobiles, boats and motorcycles, as well as unsecured consumer debt. For collectively evaluated loans, the Company uses a DCF method for each loan in a pool, and the results are aggregated at the pool level. A periodic tendency to default and absolute loss given default are applied to a projective model of the pool’s cash flows while considering prepayment and principal curtailment effects. The analysis produces expected cash flows for each instrument in the pool by pairing loan-level term information (maturity date, payment amount, interest rate, etc.) with top-down pool assumptions (default rates and prepayment speeds). Management considers the historical loss experience of both the Company and its peers in its assessment of ECLs to determine the ACL. The Company utilized peer call report data to measure historical credit loss experience with similar risk characteristics within the segments over an economic cycle. Management reviewed the historical loss information to appropriately adjust for differences in current asset specific risk characteristics. Management also considered further adjustments to historical loss information for current conditions and reasonable and supportable forecasts that differ from the conditions that existed for the period over which historical information was evaluated. For collectively evaluated loans, the Company has incorporated a combination of three macroeconomic drivers using a statistical regression modeling methodology: the national unemployment rate, one-year change in the national home price index and one-year change in national real gross domestic product. The macroeconomic drivers utilized vary by loan segment, although the national unemployment rate is incorporated for the majority of the segments. Due to the low loss rates of municipal leases and the expectation of them remaining low, management has elected to separately pool these loans. Management has elected to use readily available municipal default rates and loss given defaults in order to calculate ECLs. Management considers forward-looking information in estimating ECLs. The Company uses both Fannie Mae and Federal Reserve Bank quarterly economic forecast data which are baseline outlooks for the United States economy. For the contractual term that extends beyond the reasonable and supportable forecast period, the Company reverts to historical loss information within four quarters using a straight-line approach. Management may apply different reversion techniques depending on the economic environment for the financial asset portfolio and as of the current period has utilized a linear reversion technique. Included in its systematic methodology to determine its ACL for loans held for investment and certain off-balance sheet credit exposures, management considers the need to qualitatively adjust ECLs for risks not already captured in the loss estimation process. These qualitative adjustments can either increase or decrease the quantitative model estimation (i.e. formulaic model results). Each period the Company considers qualitative factors that are relevant within the qualitative framework consistent with the regulatory interagency policy statement on the ACL. When a loan no longer shares similar risk characteristics with its segment, the asset is assessed to determine whether it should be included in another pool or should be individually evaluated, which includes consideration of the materiality of the loan. Generally, individually evaluated loans are on nonaccrual status. The ECLs on individually evaluated loans will be estimated based on a DCF analysis unless the loan meets the criteria for use of the fair value of collateral, either by virtue of an expected foreclosure or through meeting the definition of collateral dependent. Financial assets that have been individually evaluated can be returned to a pool for purposes of estimating the ECL insofar as their credit profile improves and that the repayment terms are not considered to be unique to the asset. Management identifies loans as modifications to borrowers experiencing financial difficulty when a borrower is experiencing financial difficulties and the Company has altered the cash flow of the loan as part of a modification or in the loan renewal process. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of the borrower's debt in the foreseeable future without the modification. This evaluation is performed in accordance with the Company’s internal underwriting policy. The starting point for the estimate of the ACL is historical loss information, which includes losses from modifications of loans to borrowers experiencing financial difficulty. As a result, the effect of most modifications made to borrowers experiencing financial difficulty is already included in the ACL and a change to the ACL is generally not recorded upon modification. When principal forgiveness is provided, however, the amount of forgiveness is charged off against the ACL. Acquired Loans Acquired loans are recorded at fair value at the date of acquisition based on a DCF methodology that considers various factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and a discount rate reflecting the Company’s assessment of risk inherent in the cash flow estimates. Certain larger purchased loans are individually evaluated while certain purchased loans are grouped together according to similar risk characteristics and are treated in the aggregate when applying various valuation techniques. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change. Prior to July 1, 2020, loans acquired in a business combination that had evidence of deterioration of credit quality since origination and for which it was probable, at acquisition, that the Company would be unable to collect all contractually required payments receivable were considered PCI loans. PCI loans were individually evaluated and recorded at fair value at the date of acquisition with no initial valuation allowance based on a DCF methodology that considered various factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing and a discount rate reflecting the Company’s HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 54 assessment of risk inherent in the cash flow estimates. The difference between the undiscounted cash flows expected at acquisition and the investment in the loan, or the “accretable yield,” was recognized as interest income on a level-yield method over the life of the loan. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the “nonaccretable difference,” were not recognized on the balance sheet and did not result in any yield adjustments, loss accruals or valuation allowances. Increases in expected cash flows, including prepayments, subsequent to the initial investment were recognized prospectively through adjustment of the yield on the loan over its remaining life. Decreases in expected cash flows were recognized as impairment. Valuation allowances on PCI loans reflected only losses incurred after the acquisition (meaning the present value of all cash flows expected at acquisition that ultimately were not to be received). Subsequent to July 1, 2020, loans acquired in a business combination that have experienced more-than-insignificant deterioration in credit quality since origination are considered PCD loans. At the acquisition date, an estimate of ECLs is made for groups of PCD loans with similar risk characteristics and individual PCD loans without similar risk characteristics. This initial ACL is allocated to individual PCD loans and added to the purchase price or acquisition date fair values to establish the initial amortized cost basis of the PCD loans. As the initial ACL is added to the purchase price, there is no credit loss expense recognized upon acquisition of a PCD loan. Any difference between the unpaid principal balance of PCD loans and the amortized cost basis is considered to relate to noncredit factors and results in a discount or premium. Discounts and premiums are recognized through interest income on a level-yield method over the life of the loans. All loans considered to be PCI prior to July 1, 2020 were converted to PCD on that date. For acquired loans not deemed purchased credit deteriorated at acquisition, the differences between the initial fair value and the unpaid principal balance are recognized as interest income on a level-yield basis over the lives of the related loans. At the acquisition date, an initial ACL is estimated and recorded as credit loss expense. The subsequent measurement of ECLs for all acquired loans is the same as the subsequent measurement of ECLs for originated loans. Loan Commitments and ACL on Off-Balance Sheet Credit Exposures Financial instruments include off-balance sheet credit instruments, such as undisbursed portions of construction loans, commitments to originate loans, unused lines of credit and standby letters of credit. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded. The Company records an ACL on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancellable, through a provision for credit losses charged against earnings. The ACL on these exposures is estimated by loan segment at each balance sheet date under the CECL model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur, and is included in other liabilities on the Company’s consolidated balance sheets. Premises and Equipment Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives. Leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Maintenance and repair costs are expensed as incurred. Obligations under capital leases are amortized using the interest method to allocate payments between principal reduction and interest expense. Other Real Estate Owned Foreclosed assets are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Physical possession of real property collateralizing a loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If the fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed. Bank Owned Life Insurance The Company has purchased life insurance policies on certain key officers. BOLI is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Business Combinations The Company uses the acquisition method of accounting for all business combinations. An acquirer must be identified for each business combination, and the acquisition date is the date the acquirer achieves control. The acquisition method of accounting requires the Company as acquirer to recognize the fair value of assets acquired and liabilities assumed at the acquisition date as well as recognize goodwill or a gain from a bargain purchase, if appropriate. Any acquisition-related costs and restructuring costs are recognized as period expenses as incurred. Goodwill Goodwill represents the excess of the purchase price over the sum of the estimated fair values of the tangible and identifiable intangible assets acquired less the estimated fair value of the liabilities assumed in a business combination. Goodwill has an indefinite useful life and is evaluated for impairment annually in the fourth quarter of our fiscal year or more frequently if events and circumstances indicate that the asset might be impaired. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining the need to perform the test for goodwill impairment (the qualitative method). If the qualitative method cannot be used or if the Company determines, based on the qualitative method, that the fair value is more likely than not less than the carrying amount, the Company compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 55 estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the Company will record an impairment charge based on that difference. Our annual goodwill impairment test, the timing of which was adjusted to occur within the six-month transition period, did not identify any impairment for the six months ended December 31, 2023 or the years ended June 30, 2023 and June 30, 2022. Core Deposit Intangibles Core deposit intangibles represent the estimated value of long-term deposit relationships acquired in business combinations. These core deposit premiums are amortized using an accelerated method over the estimated useful lives of the related deposits, typically between five and 10 years. The estimated useful lives are periodically reviewed for reasonableness. Servicing Rights When loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported within loan income and fees on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses. Servicing fee income, which is reported on the income statement as loan income and fees, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of servicing rights is netted against loan servicing fee income. Late fees and ancillary fees related to loan servicing are not material. Revenue from Contracts with Customers The Company records revenue from contracts with customers in accordance with ASC Topic 606, “Revenue from Contracts with Customers”. Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the Company satisfies a performance obligation. Significant revenue has not been recognized in the current reporting period that results from performance obligations satisfied in previous periods. The Company’s primary sources of revenue are derived from interest and dividends earned on loans, investment securities and other financial instruments that are not within the scope of Topic 606. The Company has evaluated the nature of its contracts with customers and determined that further disaggregation of revenue from contracts with customers into more granular categories beyond what is presented in the Consolidated Statements of Income was not necessary. The Company generally fully satisfies its performance obligations on its contracts with customers as services are rendered and the transaction prices are typically fixed, charged either on a periodic basis or based on activity. Since performance obligations are satisfied as services are rendered and the transaction prices are fixed, the Company has made no significant judgments in applying the revenue guidance prescribed in ASC 606 that affect the determination of the amount and timing of revenue from contracts with customers. Stock-Based Compensation The Company issues restricted stock, restricted stock units and stock options under the HomeTrust Bancshares, Inc. 2022 Omnibus Incentive Plan (“2022 Omnibus Incentive Plan”) to key officers and outside directors. In accordance with the requirements of the FASB ASC 718, "Compensation – Stock Compensation," the Company has adopted a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured based on the fair value of the award as of the grant date and recognized over the vesting period. The Company accounts for forfeitures as they occur. Comprehensive Income Comprehensive income consists of net income and net unrealized gains (losses) on debt securities available for sale and is presented in the Consolidated Statements of Comprehensive Income. Income Taxes The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are not expected to be realized based upon available evidence. See "Note 12 – Income Taxes" for additional information. The Company recognizes interest and penalties accrued relative to unrecognized tax benefits in its respective federal or state income taxes accounts. As of December 31, 2023, June 30, 2023 and June 30, 2022, there were no accruals for uncertain tax positions. As of December 31, 2023 and June 30, 2023, no interest or penalties were accrued compared to an accrual of $28 as of June 30, 2022. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 56

Derivative Instruments and Hedging The Company holds and issues derivative financial instruments such as IRLCs and other forward sale commitments. IRLCs are subject to pricing risk primarily related to fluctuations in market interest rates. To hedge the interest rate risk on certain IRLCs, the Company uses forward sale commitments such as TBAs or mandatory delivery commitments with investors. Management expects these forward sale commitments to experience changes in fair value opposite to the changes in fair value of the IRLCs, thereby reducing earnings volatility. Forward sale commitments are also used to hedge the interest rate risk on mortgage loans held for sale that are not committed to investors and still subject to price risk. If the mandatory delivery commitments are not fulfilled, the Company pays a pair-off fee. Best effort forward sale commitments are also executed with investors, whereby certain loans are locked with a borrower and simultaneously committed to an investor at a fixed price. If the best effort IRLC does not fund, there is no obligation to fulfill the investor commitment. The Company considers various factors and strategies in determining what portion of the IRLCs and uncommitted mortgage loans held for sale to economically hedge. All derivative instruments are recognized as other assets or other liabilities on the consolidated statements of financial condition at their fair value. Changes in the fair value of the derivative instruments and gains and losses resulting from the pairing- out of forward sale commitments are recognized in the gain on sale of loans held for sale on the consolidated statements of income in the period in which they occur. The Company accounts for all derivative instruments as free-standing derivative instruments and does not designate any for hedge accounting. Net Income per Share Basic EPS is computed by dividing net income by the weighted-average number of common shares outstanding for the year, less the average number of nonvested restricted stock awards. Diluted EPS reflects the potential dilution from the issuance of additional shares of common stock caused by the exercise of stock options and restricted stock awards. In addition, nonvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities and are included in the computation of EPS pursuant to the two-class method. The two-class method is an earnings allocation formula that determines EPS for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. ESOP shares are considered outstanding for basic and diluted EPS when the shares are committed to be released. Net income is allocated between the common stock and participating securities pursuant to the two-class method, based on their rights to receive dividends, participate in earnings, or absorb losses. See "Note 16 – Net Income per Share" for further discussion on the Company’s EPS. 2. Recent Accounting Pronouncements Adoption of New Accounting Standards ASU 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." In June 2016, the FASB issued ASU 2016-13 which made significant changes to the ACL on financial instruments presented on an amortized cost basis and disclosures about them. The CECL impairment model requires an estimate of ECLs, measured over the contractual life of an instrument, which considers reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. The standard provides significant flexibility and requires a high degree of judgment with regards to pooling financial assets with similar risk characteristics and adjusting the relevant historical loss information in order to develop an estimate of expected lifetime losses. ASU 2016-13 permits the use of estimation techniques that are practical and relevant to the Company’s circumstances, as long as they are applied consistently over time and faithfully estimate ECLs in accordance with the standard. The ASU lists several common credit loss methods that are acceptable such as a DCF method, loss-rate method and roll-rate method. In addition, ASU 2016-13 amended the ACL on debt securities and purchased financial assets with credit deterioration. The Company adopted ASU 2016-13 on July 1, 2020 using the modified retrospective approach. Results for the periods beginning after July 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable US GAAP. The Company recorded a net reduction of retained earnings of $13,358 upon adoption. The transition adjustment included an increase in the ACL on loans of $14,809, an increase in the ACL on off-balance sheet credit exposures of $2,288, and the establishment of an ACL on commercial paper of $250, net of the corresponding increases in deferred tax assets of $3,989. The adoption of this ASU did not have an effect on AFS debt securities. The Company adopted ASU 2016-13 using the prospective transition approach for PCD financial assets that were previously classified as PCI and accounted for under ASC 310-30. In accordance with the standard, the Company did not reassess whether PCI assets met the criteria of PCD assets as of the date of adoption. The remaining discount on the PCD assets was determined to be related to noncredit factors and will be accreted into interest income on a level-yield method over the life of the loans. ASU 2022-02, "Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures." This ASU eliminates the TDR recognition and measurement guidance and requires that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. The amendment also adjusts the disclosures related to modifications and requires entities to disclose current-period gross write-offs by year of origination within the existing vintage disclosures. The Company adopted the standard using the modified retrospective transition method on July 1, 2023. The adoption of this ASU did not have a material impact on the Company's ACL, but as a result of the elimination of the concept of troubled debt restructurings, the balance of individually evaluated loans decreased by $1.9 million. The changes to financial statement disclosures have been reflected in this filing, specifically "Note 6 – Loans and Allowance for Credit Losses on Loans". Newly Issued but Not Yet Effective Accounting Standards ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." In November 2023, the FASB issued ASU 2023-07 which will require public entities to disclose information about their reportable segments' significant expenses on an interim and annual basis. Public entities will be required to disclose other segment items for each reportable segment and provide a description of its HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 57

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

composition. Significant expense categories are derived from expenses that are regularly reported to an entity's chief operating decision-makers and included in a segments' reported measures of profit or loss. The ASU will also require for an entity to disclose the title and position of the chief operating decision-maker and explain how the chief operating decision-maker uses the reported measures of profit or loss to assess segment performance. Lastly, ASU 2023-07 also requires interim disclosures of certain segment-related disclosures that previously were required only on an annual basis and clarifies that entities with a single reportable segment are subject to both new and existing segment reporting requirements under Topic 280.

ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The ASU requires entities to adopt the changes to the segment reporting guidance on a retrospective basis and early adoption is permitted. The adoption of the provisions of ASU 2023-07 is not expected to have an impact on the Company's financial results, but will impact disclosures.

ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." In December 2023, the FASB issued ASU 2023-09 which requires entities to disclose more detailed information in the reconciliation of their statutory tax rate to their effective tax rate. The ASU also requires entities to disclose more detailed information about income taxes paid, including by jurisdiction. This ASU is effective for public business entities for annual reporting periods beginning after December 15, 2024 and interim periods beginning after December 15, 2025. The adoption of the provisions of ASU 2023-09 is not expected to have an impact on the Company's financial results, but will impact disclosures.

3. Merger with Quantum

On February 12, 2023, the Company merged with Quantum which operated two locations in the Atlanta metro area. The aggregate amount of consideration to be paid per the purchase agreement of approximately $70,771, inclusive of consideration of common stock, other cash consideration, and cash in lieu of fractional shares, included $15,869 of cash consideration paid by Quantum to its stockholders in advance of the closing date as is further described below. These distributions reduced Quantum's stockholders' equity by an equal amount prior to the transaction closing date.

The following table provides a summary of the assets acquired, liabilities assumed, associated preliminary fair value adjustments and provisional period adjustments by the Company as of the merger date. As provided for under US GAAP, management has up to 12 months following the date of merger to finalize the fair value adjustments.

	Quantum	Fair Value Adjustments	Provisional Period Adjustments	As Recorded by HomeTrust
Assets acquired				
Cash and cash equivalents	$ 47,769	$ —	$ —	$ 47,769
Debt securities available for sale	10,608	—	—	10,608
FHLB and FRB stock	1,125	—	—	1,125
Loans[(1)]	567,140	(5,207)	—	561,933
Premises and equipment	4,415	4,668	—	9,083
Accrued interest receivable	1,706	—	—	1,706
BOLI	9,066	—	—	9,066
Core deposit intangibles	—	12,210	—	12,210
Other assets	2,727	569	(179)	3,117
Total assets acquired	$ 644,556	$ 12,240	$ (179)	$ 656,617
Liabilities assumed				
Deposits	$ 570,419	$ 183	$ —	$ 570,602
Junior subordinated debt	11,341	(1,408)	—	9,933
Other borrowings	24,728	—	—	24,728
Deferred income taxes	—	1,341	250	1,591
Other liabilities	3,334	—	—	3,334
Total liabilities assumed	$ 609,822	$ 116	$ 250	$ 610,188
Net assets acquired				$ 46,429

58

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

	Quantum	Fair Value Adjustments	Provisional Period Adjustments	As Recorded by HomeTrust
Consideration paid				
Common stock consideration				
Shares of Quantum				574,157
Exchange ratio				2.3942
HomeTrust common stock issued				1,374,647
Price per share of HomeTrust common stock on February 10, 2023				$ 27.45
HomeTrust common stock consideration				$ 37,734
Cash consideration[(2)]				17,168
Total consideration				$ 54,902
Goodwill				$ 8,473

(1) Adjustments to Quantum's total loans include the elimination of Quantum's existing allowance for loan losses of $5,972, the recognition of an ACL at close on PCD loans of $369 and adjustments to reflect the estimated credit fair value mark on the non-PCD loan portfolio of $2,932 and the estimated interest rate fair value adjustment on the loan portfolio as a whole (non-PCD and PCD) of $7,878.

(2) As indicated in the Current Report on Form 8-K/A filed with the SEC on March 30, 2023, the amount of cash consideration paid at closing differs from the $57.54 per share, or $33,037, reported in the Current Report on Form 8-K filed on February 13, 2023, which announced the closing of the merger. Consistent with the merger agreement, between the execution of the merger agreement and the transaction closing date, Quantum's principal stockholders had the option to withdraw some or all of the amount of cash consideration to eventually be paid at closing in advance of the closing date. The amount of cash consideration paid at closing was reduced by the amount withdrawn during this time period.

Goodwill of $8,473 arising from the merger consisted largely of synergies and the cost saves resulting from the combining of operations of the companies, and is not expected to be deductible for income tax purposes.

4. Debt Securities

Debt securities available for sale consist of the following at the dates indicated:

	December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
MBS, residential	$ 105,477	$ 1,194	$ (2,172)	$ 104,499
Municipal bonds	3,487	—	(78)	3,409
Corporate bonds	20,000	—	(958)	19,042
Total	$ 128,964	$ 1,194	$ (3,208)	$ 126,950

	June 30, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government agencies	$ 15,000	$ —	$ (286)	$ 14,714
MBS, residential	110,865	—	(3,451)	107,414
Municipal bonds	3,505	—	(117)	3,388
Corporate bonds	27,881	—	(1,471)	26,410
Total	$ 157,251	$ —	$ (5,325)	$ 151,926

	June 30, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government agencies	$ 18,993	$ 5	$ (539)	$ 18,459
MBS, residential	48,377	3	(1,147)	47,233
Municipal bonds	5,545	31	(18)	5,558
Corporate bonds	57,184	1	(1,457)	55,728
Total	$ 130,099	$ 40	$ (3,161)	$ 126,978

59

Debt securities available for sale by contractual maturity at December 31, 2023, June 30, 2023 and June 30, 2022 are shown below. MBS are not included in the maturity categories because the borrowers in the underlying pools may prepay without penalty; therefore, it is unlikely that the securities will pay at their stated maturity schedule. December 31, 2023 Amortized Cost Estimated Fair Value Due within one year $ 15,000 $ 14,848 Due after one year through five years 3,487 3,409 Due after five years through ten years 5,000 4,194 Due after ten years — — MBS, residential 105,477 104,499 Total $ 128,964 $ 126,950 June 30, 2023 Amortized Cost Estimated Fair Value Due within one year $ 37,881 $ 37,060 Due after one year through five years 2,994 2,903 Due after five years through ten years 5,511 4,549 Due after ten years — — MBS, residential 110,865 107,414 Total $ 157,251 $ 151,926 June 30, 2022 Amortized Cost Estimated Fair Value Due within one year $ 35,350 $ 34,956 Due after one year through five years 40,325 39,018 Due after five years through ten years 6,047 5,771 Due after ten years — — MBS, residential 48,377 47,233 Total $ 130,099 $ 126,978 During the year ended June 30, 2022, the Company received proceeds of $1,895 from the sale of seven trust preferred securities, recognizing gross gains of $1,895. These securities had previously been written down to zero through purchase accounting adjustments from a merger in a prior period and continued to be carried at this amount as there was no active market, therefore the full amount of the proceeds received were recognized as a gain. The Company had no sales of debt securities available for sale and no gross realized gains or losses were recognized during the six months ended December 31, 2023 or the fiscal years ended June 30, 2023 and June 30, 2022. Debt securities available for sale with amortized costs totaling $43,846, $42,329 and $43,187 and market values of $43,144, $40,475 and $41,876 at December 31, 2023, June 30, 2023 and June 30, 2022, respectively, were pledged as collateral to secure various public deposits and other borrowings. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 60

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

The gross unrealized losses and the fair value of debt securities available for sale aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2023, June 30, 2023 and June 30, 2022 were as follows:

	December 31, 2023					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
MBS, residential	$ 46,978	$ (393)	$ 35,200	$ (1,779)	$ 82,178	$ (2,172)
Municipal bonds	—	—	3,409	(78)	3,409	(78)
Corporate bonds	618	(132)	17,674	(826)	18,292	(958)
Total	$ 47,596	$ (525)	$ 56,283	$ (2,683)	$ 103,879	$ (3,208)

	June 30, 2023					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agencies	$ —	$ —	$ 14,714	$ (286)	$ 14,714	$ (286)
MBS, residential	83,281	(1,674)	24,133	(1,777)	107,414	(3,451)
Municipal bonds	2,420	(69)	968	(48)	3,388	(117)
Corporate bonds	607	(143)	25,053	(1,328)	25,660	(1,471)
Total	$ 86,308	$ (1,886)	$ 64,868	$ (3,439)	$ 151,176	$ (5,325)

	June 30, 2022					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agencies	$ 14,461	$ (539)	$ —	$ —	$ 14,461	$ (539)
MBS, residential	41,658	(994)	5,269	(153)	46,927	(1,147)
Municipal bonds	1,970	(18)	—	—	1,970	(18)
Corporate bonds	39,454	(730)	14,273	(727)	53,727	(1,457)
Total	$ 97,543	$ (2,281)	$ 19,542	$ (880)	$ 117,085	$ (3,161)

The total number of securities with unrealized losses at December 31, 2023, June 30, 2023 and June 30, 2022 were 187, 205 and 177, respectively.

Management evaluates securities for impairment where there has been a decline in fair value below the amortized cost basis of a security to determine whether there is a credit loss associated with the decline in fair value on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. All debt securities available for sale in an unrealized loss position as of December 31, 2023 continue to perform as scheduled and management does not believe that there is a credit loss or that a provision for credit losses is necessary. Also, as part of management's evaluation of its intent and ability to hold investments for a period of time sufficient to allow for any anticipated recovery in the market, management considers its investment strategy, cash flow needs, liquidity position, capital adequacy and interest rate risk position. Management does not currently intend to sell the securities within the portfolio and it is not more-likely-than-not that securities will be required to be sold. See "Note 1 – Summary of Significant Account Policies" for further discussion.

Management continues to monitor all of its securities with a high degree of scrutiny. There can be no assurance that management will not conclude in future periods that conditions existing at that time indicate some or all of its securities may be sold or would require a charge to earnings as a provision for credit losses in such periods.

Management excludes the accrued interest receivable balance from the amortized cost basis in measuring ECLs on investment securities and does not record an ACL on accrued interest receivable. As of December 31, 2023, June 30, 2023 and June 30, 2022, the accrued interest receivable for debt securities available for sale was $469, $532 and $533, respectively.

5. Loans Held For Sale

Loans held for sale, at the lower of cost or fair value, consist of the following as of the dates indicated:

	December 31, 2023	June 30, 2023	June 30, 2022
One-to-four family	$ —	$ —	$ 4,176
SBA	30,650	28,804	14,774
HELOCs	167,783	132,899	60,357
Total loans held for sale, at the lower of cost or fair value	$ 198,433	$ 161,703	$ 79,307

The carrying balance of loans held for sale, at fair value, was $3,359, $6,947 and $0 at December 31, 2023, June 30, 2023 and June 30, 2022, respectively, while the amortized cost of these loans was $3,286, $6,902 and $0 at the same dates.

61

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

6. Loans and Allowance for Credit Losses on Loans

Loans consist of the following at the dates indicated[(1)]:

	December 31, 2023	June 30, 2023	June 30, 2022
Commercial real estate loans			
Construction and land development	$ 305,269	$ 356,674	$ 291,202
Commercial real estate - owner occupied	536,545	529,721	335,658
Commercial real estate - non-owner occupied	875,694	901,685	662,159
Multifamily	88,623	81,827	81,086
Total commercial real estate loans	1,806,131	1,869,907	1,370,105
Commercial loans			
Commercial and industrial	237,255	245,428	193,313
Equipment finance	465,573	462,211	394,541
Municipal leases	150,292	142,212	129,766
Total commercial loans	853,120	849,851	717,620
Residential real estate loans			
Construction and land development	96,646	110,074	81,847
One-to-four family	584,405	529,703	354,203
HELOCs	185,878	187,193	160,137
Total residential real estate loans	866,929	826,970	596,187
Consumer loans	113,842	112,095	85,383
Total loans, net of deferred loan fees and costs	3,640,022	3,658,823	2,769,295
Allowance for credit losses – loans	(48,641)	(47,193)	(34,690)
Loans, net	$ 3,591,381	$ 3,611,630	$ 2,734,605

(1) December 31, 2023, June 30, 2023 and June 30, 2022 accrued interest receivable of $16,218, $14,101 and $7,969 was accounted for separately from the amortized cost basis.

As a result of HomeTrust's merger with Quantum on February 12, 2023, $561,933 in loans (net of purchase accounting adjustments) were added to the portfolio.

All qualifying one-to-four family loans, HELOCs, commercial real estate loans and FHLB of Atlanta stock are pledged as collateral by a blanket pledge to secure outstanding FHLB advances.

Loans are made to the Company's executive officers, directors and their associates during the ordinary course of business. The aggregate amount of loans to related parties totaled approximately $209, $215 and $231 at December 31, 2023, June 30, 2023 and June 30, 2022, respectively. In relation to these loans are unfunded commitments that totaled approximately $3, $14 and $14 at December 31, 2023, June 30, 2023 and June 30, 2022, respectively.

Loans are monitored for credit quality on a recurring basis and the composition of the loans outstanding by credit quality indicator is provided below. Loan credit quality indicators are developed through review of individual borrowers on an ongoing basis. Generally, loans are monitored for performance on a quarterly basis with the credit quality indicators adjusted as needed. The indicators represent the rating for loans as of the date presented based on the most recent assessment performed. These credit quality indicators are defined as follows:

Pass – A pass rated loan is not adversely classified because it does not display any of the characteristics for adverse classification.

Special Mention – A special mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, such potential weaknesses may result in deterioration of the repayment prospects or collateral position at some future date. Special mention loans are not adversely classified and do not warrant adverse classification.

Substandard – A substandard loan is inadequately protected by the current net worth and paying capacity of the obligor, or of the collateral pledged, if any. Loans classified as substandard generally have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. These loans are characterized by the distinct possibility of loss if the deficiencies are not corrected.

Doubtful – A loan classified as doubtful has all the weaknesses inherent in a loan classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions and values.

Loss – Loans classified as loss are considered uncollectible and of such little value that their continuing to be carried as a loan is not warranted. This classification is not necessarily equivalent to no potential for recovery or salvage value, but rather that it is not appropriate to defer a full write-off even though partial recovery may be effected in the future.

62

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

The following table presents the credit risk profile by risk grade for commercial real estate, commercial, residential real estate and consumer loans by origination year as of December 31, 2023:

	Term Loans By Origination Fiscal Year							
December 31, 2023	**2023-S[(1)]**	**2023**	**2022**	**2021**	**2020**	**Prior**	**Revolving**	**Total**
Construction and land development								
Risk rating								
Pass	$ 18,226	$ 47,501	$ 47,365	$ 9,039	$ 201	$ 7,581	$ 175,077	$ 304,990
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	279	—	—	—	—	279
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total construction and land development	$ 18,226	$ 47,501	$ 47,644	$ 9,039	$ 201	$ 7,581	$ 175,077	$ 305,269
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate - owner occupied								
Risk rating								
Pass	$ 33,918	$ 61,090	$ 104,005	$ 86,789	$ 69,184	$ 157,790	$ 13,188	$ 525,964
Special mention	—	149	148	447	2,033	3,699	—	6,476
Substandard	—	—	379	1	338	2,886	—	3,604
Doubtful	—	—	—	—	289	212	—	501
Loss	—	—	—	—	—	—	—	—
Total commercial real estate - owner occupied	$ 33,918	$ 61,239	$ 104,532	$ 87,237	$ 71,844	$ 164,587	$ 13,188	$ 536,545
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 290	$ —	$ 290
Commercial real estate - non-owner occupied								
Risk rating								
Pass	$ 11,715	$ 91,328	$ 155,676	$ 179,950	$ 95,749	$ 302,216	$ 25,559	$ 862,193
Special mention	—	—	—	—	—	294	—	294
Substandard	—	3,078	—	—	6,180	3,949	—	13,207
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total commercial real estate - non-owner occupied	$ 11,715	$ 94,406	$ 155,676	$ 179,950	$ 101,929	$ 306,459	$ 25,559	$ 875,694
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Multifamily								
Risk rating								
Pass	$ 5,515	$ 3,799	$ 18,597	$ 21,411	$ 10,921	$ 25,400	$ 1,029	$ 86,672
Special mention	—	—	1,583	—	—	89	—	1,672
Substandard	—	—	—	—	—	279	—	279
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total multifamily	$ 5,515	$ 3,799	$ 20,180	$ 21,411	$ 10,921	$ 25,768	$ 1,029	$ 88,623
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total commercial real estate								
Risk rating								
Pass	$ 69,374	$ 203,718	$ 325,643	$ 297,189	$ 176,055	$ 492,987	$ 214,853	$1,779,819
Special mention	—	149	1,731	447	2,033	4,082	—	8,442
Substandard	—	3,078	658	1	6,518	7,114	—	17,369
Doubtful	—	—	—	—	289	212	—	501
Loss	—	—	—	—	—	—	—	—
Total commercial real estate	$ 69,374	$ 206,945	$ 328,032	$ 297,637	$ 184,895	$ 504,395	$ 214,853	$1,806,131
Total current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 290	$ —	$ 290

(1) As previously announced, on July 24, 2023, the Board of Directors approved a change in the Company's fiscal year end from June 30 to December 31. "2023-S" represents the six-month transition period ended December 31, 2023.

63

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

	Term Loans By Origination Fiscal Year							
December 31, 2023	**2023-S[(1)]**	**2023**	**2022**	**2021**	**2020**	**Prior**	**Revolving**	**Total**
Commercial and industrial								
Risk rating								
Pass	$ 18,711	$ 52,427	$ 57,206	$ 14,146	$ 12,096	$ 22,823	$ 51,232	$ 228,641
Special mention	—	329	227	158	54	81	—	849
Substandard	—	671	341	29	1,380	307	3,707	6,435
Doubtful	—	713	—	—	222	—	264	1,199
Loss	—	—	—	—	—	131	—	131
Total commercial and industrial	$ 18,711	$ 54,140	$ 57,774	$ 14,333	$ 13,752	$ 23,342	$ 55,203	$ 237,255
Current period gross charge-offs	$ —	$ 1,337	$ 402	$ 184	$ 574	$ 618	$ —	$ 3,115
Equipment finance								
Risk rating								
Pass	$ 83,332	$ 172,704	$ 113,363	$ 57,295	$ 25,552	$ 4,854	$ —	$ 457,100
Special mention	—	338	666	383	341	252	—	1,980
Substandard	—	206	—	—	—	134	—	340
Doubtful	—	2,645	2,498	626	384	—	—	6,153
Loss	—	—	—	—	—	—	—	—
Total equipment finance	$ 83,332	$ 175,893	$ 116,527	$ 58,304	$ 26,277	$ 5,240	$ —	$ 465,573
Current period gross charge-offs	$ —	$ 550	$ 912	$ 539	$ 29	$ 14	$ —	$ 2,044
Municipal leases								
Risk rating								
Pass	$ 13,693	$ 33,513	$ 28,005	$ 13,516	$ 7,358	$ 47,376	$ 6,831	$ 150,292
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total municipal leases	$ 13,693	$ 33,513	$ 28,005	$ 13,516	$ 7,358	$ 47,376	$ 6,831	$ 150,292
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total commercial								
Risk rating								
Pass	$ 115,736	$ 258,644	$ 198,574	$ 84,957	$ 45,006	$ 75,053	$ 58,063	$ 836,033
Special mention	—	667	893	541	395	333	—	2,829
Substandard	—	877	341	29	1,380	441	3,707	6,775
Doubtful	—	3,358	2,498	626	606	—	264	7,352
Loss	—	—	—	—	—	131	—	131
Total commercial	$ 115,736	$ 263,546	$ 202,306	$ 86,153	$ 47,387	$ 75,958	$ 62,034	$ 853,120
Total current period gross charge-offs	$ —	$ 1,887	$ 1,314	$ 723	$ 603	$ 632	$ —	$ 5,159

64

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

	Term Loans By Origination Fiscal Year							
December 31, 2023	2023-S[(1)]	2023	2022	2021	2020	Prior	Revolving	Total
Construction and land development								
Risk rating								
Pass	$ 2,189	$ 17,261	$ 3,035	$ 496	$ 44	$ 1,237	$ 72,247	$ 96,509
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	137	—	137
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total construction and land development	$ 2,189	$ 17,261	$ 3,035	$ 496	$ 44	$ 1,374	$ 72,247	$ 96,646
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
One-to-four family								
Risk rating								
Pass	$ 18,938	$ 98,059	$ 153,418	$ 110,440	$ 48,971	$ 139,020	$ 9,914	$ 578,760
Special mention	—	—	—	—	—	511	—	511
Substandard	—	383	258	—	202	4,268	—	5,111
Doubtful	—	—	—	—	—	23	—	23
Loss	—	—	—	—	—	—	—	—
Total one-to-four family	$ 18,938	$ 98,442	$ 153,676	$ 110,440	$ 49,173	$ 143,822	$ 9,914	$ 584,405
Current period gross charge-offs	$ —	$ —	$ 13	$ 3	$ 12	$ 4	$ —	$ 32
HELOCs								
Risk rating								
Pass	$ 1,195	$ 7,962	$ 856	$ 777	$ 324	$ 7,399	$ 165,302	$ 183,815
Special mention	—	—	—	—	—	—	—	—
Substandard	396	571	247	10	158	531	121	2,034
Doubtful	—	—	—	—	—	29	—	29
Loss	—	—	—	—	—	—	—	—
Total HELOCs	$ 1,591	$ 8,533	$ 1,103	$ 787	$ 482	$ 7,959	$ 165,423	$ 185,878
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total residential real estate								
Risk rating								
Pass	$ 22,322	$ 123,282	$ 157,309	$ 111,713	$ 49,339	$ 147,656	$ 247,463	$ 859,084
Special mention	—	—	—	—	—	511	—	511
Substandard	396	954	505	10	360	4,936	121	7,282
Doubtful	—	—	—	—	—	52	—	52
Loss	—	—	—	—	—	—	—	—
Total residential real estate	$ 22,718	$ 124,236	$ 157,814	$ 111,723	$ 49,699	$ 153,155	$ 247,584	$ 866,929
Total current period gross charge-offs	$ —	$ —	$ 13	$ 3	$ 12	$ 4	$ —	$ 32

	Term Loans By Origination Fiscal Year							
December 31, 2023	2023-S[(1)]	2023	2022	2021	2020	Prior	Revolving	Total
Total consumer								
Risk rating								
Pass	$ 26,569	$ 51,394	$ 14,408	$ 9,676	$ 6,316	$ 4,080	$ 247	$ 112,690
Special mention	—	—	—	—	—	—	—	—
Substandard	—	329	265	210	172	147	18	1,141
Doubtful	—	7	—	3	—	—	—	10
Loss	—	—	—	—	—	1	—	1
Total consumer	$ 26,569	$ 51,730	$ 14,673	$ 9,889	$ 6,488	$ 4,228	$ 265	$ 113,842
Total current period gross charge-offs	$ 6	$ 401	$ 118	$ 34	$ 11	$ 9	$ —	$ 579

65

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

The following table presents the credit risk profile by risk grade for commercial real estate, commercial, residential real estate and consumer loans by origination year as of June 30, 2023:

	Term Loans By Origination Fiscal Year							
June 30, 2023	**2023**	**2022**	**2021**	**2020**	**2019**	**Prior**	**Revolving**	**Total**
Construction and land development								
Risk rating								
Pass	$ 27,234	$ 26,157	$ 5,469	$ 2,226	$ 1,560	$ 5,836	$ 287,615	$ 356,097
Special mention	—	73	—	—	—	—	—	73
Substandard	—	481	—	—	—	23	—	504
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total construction and land development	$ 27,234	$ 26,711	$ 5,469	$ 2,226	$ 1,560	$ 5,859	$ 287,615	$ 356,674
Commercial real estate - owner occupied								
Risk rating								
Pass	$ 58,671	$ 106,738	$ 91,575	$ 68,054	$ 54,176	$ 115,425	$ 23,984	$ 518,623
Special mention	—	177	909	2,017	361	3,437	—	6,901
Substandard	—	—	76	343	399	3,379	—	4,197
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total commercial real estate - owner occupied	$ 58,671	$ 106,915	$ 92,560	$ 70,414	$ 54,936	$ 122,241	$ 23,984	$ 529,721
Commercial real estate - non-owner occupied								
Risk rating								
Pass	$ 85,574	$ 156,244	$ 137,659	$ 99,442	$ 68,794	$ 265,099	$ 76,508	$ 889,320
Special mention	—	—	—	—	—	4,047	5,301	9,348
Substandard	—	—	—	—	—	3,017	—	3,017
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total commercial real estate - non-owner occupied	$ 85,574	$ 156,244	$ 137,659	$ 99,442	$ 68,794	$ 272,163	$ 81,809	$ 901,685
Multifamily								
Risk rating								
Pass	$ 3,850	$ 16,410	$ 21,867	$ 10,172	$ 5,843	$ 22,321	$ 980	$ 81,443
Special mention	—	—	—	—	28	61	—	89
Substandard	—	—	—	—	—	295	—	295
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total multifamily	$ 3,850	$ 16,410	$ 21,867	$ 10,172	$ 5,871	$ 22,677	$ 980	$ 81,827
Total commercial real estate								
Risk rating								
Pass	$ 175,329	$ 305,549	$ 256,570	$ 179,894	$ 130,373	$ 408,681	$ 389,087	$1,845,483
Special mention	—	250	909	2,017	389	7,545	5,301	16,411
Substandard	—	481	76	343	399	6,714	—	8,013
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total commercial real estate	$ 175,329	$ 306,280	$ 257,555	$ 182,254	$ 131,161	$ 422,940	$ 394,388	$1,869,907

66

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

	Term Loans By Origination Fiscal Year							
June 30, 2023	**2023**	**2022**	**2021**	**2020**	**2019**	**Prior**	**Revolving**	**Total**
Commercial and industrial								
Risk rating								
Pass	$ 57,377	$ 72,662	$ 18,845	$ 13,849	$ 6,441	$ 21,620	$ 47,934	$ 238,728
Special mention	—	327	467	179	116	—	—	1,089
Substandard	—	13	28	605	858	43	3,649	5,196
Doubtful	—	9	8	—	134	—	260	411
Loss	—	—	—	—	—	4	—	4
Total commercial and industrial	$ 57,377	$ 73,011	$ 19,348	$ 14,633	$ 7,549	$ 21,667	$ 51,843	$ 245,428
Equipment finance								
Risk rating								
Pass	$ 200,054	$ 136,226	$ 73,363	$ 36,589	$ 10,178	$ 256	$ —	$ 456,666
Special mention	805	808	140	441	344	—	—	2,538
Substandard	—	—	227	13	115	—	—	355
Doubtful	342	1,283	825	198	—	—	—	2,648
Loss	—	—	—	—	4	—	—	4
Total equipment finance	$ 201,201	$ 138,317	$ 74,555	$ 37,241	$ 10,641	$ 256	$ —	$ 462,211
Municipal leases								
Risk rating								
Pass	$ 31,462	$ 27,910	$ 14,292	$ 8,212	$ 9,838	$ 43,251	$ 7,247	$ 142,212
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total municipal leases	$ 31,462	$ 27,910	$ 14,292	$ 8,212	$ 9,838	$ 43,251	$ 7,247	$ 142,212
Total commercial								
Risk rating								
Pass	$ 288,893	$ 236,798	$ 106,500	$ 58,650	$ 26,457	$ 65,127	$ 55,181	$ 837,606
Special mention	805	1,135	607	620	460	—	—	3,627
Substandard	—	13	255	618	973	43	3,649	5,551
Doubtful	342	1,292	833	198	134	—	260	3,059
Loss	—	—	—	—	4	4	—	8
Total commercial	$ 290,040	$ 239,238	$ 108,195	$ 60,086	$ 28,028	$ 65,174	$ 59,090	$ 849,851

67

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

	Term Loans By Origination Fiscal Year							
June 30, 2023	**2023**	**2022**	**2021**	**2020**	**2019**	**Prior**	**Revolving**	**Total**
Construction and land development								
Risk rating								
Pass	$ 671	$ 850	$ —	$ 47	$ —	$ 1,270	$ 107,096	$ 109,934
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	140	—	140
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total construction and land development	$ 671	$ 850	$ —	$ 47	$ —	$ 1,410	$ 107,096	$ 110,074
One-to-four family								
Risk rating								
Pass	$ 78,574	$ 122,091	$ 109,669	$ 51,927	$ 31,491	$ 120,331	$ 10,122	$ 524,205
Special mention	—	—	—	—	—	543	—	543
Substandard	185	125	—	204	55	4,356	—	4,925
Doubtful	—	—	—	—	—	29	—	29
Loss	—	—	—	—	—	1	—	1
Total one-to-four family	$ 78,759	$ 122,216	$ 109,669	$ 52,131	$ 31,546	$ 125,260	$ 10,122	$ 529,703
HELOCs								
Risk rating								
Pass	$ 8,966	$ 561	$ 120	$ 371	$ 946	$ 7,251	$ 168,311	$ 186,526
Special mention	—	—	—	—	—	—	—	—
Substandard	—	10	—	—	—	494	134	638
Doubtful	—	—	—	—	—	29	—	29
Loss	—	—	—	—	—	—	—	—
Total HELOCs	$ 8,966	$ 571	$ 120	$ 371	$ 946	$ 7,774	$ 168,445	$ 187,193
Total residential real estate								
Risk rating								
Pass	$ 88,211	$ 123,502	$ 109,789	$ 52,345	$ 32,437	$ 128,852	$ 285,529	$ 820,665
Special mention	—	—	—	—	—	543	—	543
Substandard	185	135	—	204	55	4,990	134	5,703
Doubtful	—	—	—	—	—	58	—	58
Loss	—	—	—	—	—	1	—	1
Total residential real estate	$ 88,396	$ 123,637	$ 109,789	$ 52,549	$ 32,492	$ 134,444	$ 285,663	$ 826,970

	Term Loans By Origination Fiscal Year							
June 30, 2023	**2023**	**2022**	**2021**	**2020**	**2019**	**Prior**	**Revolving**	**Total**
Total consumer								
Risk rating								
Pass	$ 62,861	$ 17,913	$ 12,627	$ 8,954	$ 5,172	$ 2,847	$ 473	$ 110,847
Special mention	—	—	—	—	—	—	—	—
Substandard	302	211	242	247	54	154	37	1,247
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	1	—	—	1
Total consumer	$ 63,163	$ 18,124	$ 12,869	$ 9,201	$ 5,227	$ 3,001	$ 510	$ 112,095

68

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

The following table presents the credit risk profile by risk grade for commercial real estate, commercial, residential real estate and consumer loans by origination year as of June 30, 2022:

	Term Loans By Origination Fiscal Year							
June 30, 2022	**2022**	**2021**	**2020**	**2019**	**2018**	**Prior**	**Revolving**	**Total**
Construction and land development								
Risk rating								
Pass	$ 21,988	$ 5,686	$ 627	$ 2,089	$ 1,092	$ 5,819	$ 248,189	$ 285,490
Special mention	—	—	—	—	—	97	4,677	4,774
Substandard	871	—	—	—	—	67	—	938
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total construction and land development	$ 22,859	$ 5,686	$ 627	$ 2,089	$ 1,092	$ 5,983	$ 252,866	$ 291,202
Commercial real estate - owner occupied								
Risk rating								
Pass	$ 55,167	$ 71,429	$ 45,665	$ 43,786	$ 21,720	$ 74,602	$ 16,857	$ 329,226
Special mention	—	—	396	418	—	2,416	—	3,230
Substandard	—	—	—	—	577	2,227	398	3,202
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total commercial real estate - owner occupied	$ 55,167	$ 71,429	$ 46,061	$ 44,204	$ 22,297	$ 79,245	$ 17,255	$ 335,658
Commercial real estate - non-owner occupied								
Risk rating								
Pass	$ 97,885	$ 122,975	$ 95,268	$ 56,846	$ 81,037	$ 182,664	$ 7,214	$ 643,889
Special mention	—	—	—	—	13,844	4,421	—	18,265
Substandard	—	—	—	—	—	5	—	5
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total commercial real estate - non-owner occupied	$ 97,885	$ 122,975	$ 95,268	$ 56,846	$ 94,881	$ 187,090	$ 7,214	$ 662,159
Multifamily								
Risk rating								
Pass	$ 10,135	$ 19,985	$ 15,881	$ 8,614	$ 2,796	$ 20,587	$ 2,495	$ 80,493
Special mention	—	—	—	29	—	217	—	246
Substandard	—	—	—	—	—	347	—	347
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total multifamily	$ 10,135	$ 19,985	$ 15,881	$ 8,643	$ 2,796	$ 21,151	$ 2,495	$ 81,086
Total commercial real estate								
Risk rating								
Pass	$ 185,175	$ 220,075	$ 157,441	$ 111,335	$ 106,645	$ 283,672	$ 274,755	$1,339,098
Special mention	—	—	396	447	13,844	7,151	4,677	26,515
Substandard	871	—	—	—	577	2,646	398	4,492
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total commercial real estate	$ 186,046	$ 220,075	$ 157,837	$ 111,782	$ 121,066	$ 293,469	$ 279,830	$1,370,105

69

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

	Term Loans By Origination Fiscal Year							
June 30, 2022	**2022**	**2021**	**2020**	**2019**	**2018**	**Prior**	**Revolving**	**Total**
Commercial and industrial								
Risk rating								
Pass	$ 70,863	$ 21,434	$ 11,647	$ 9,377	$ 6,338	$ 20,856	$ 43,119	$ 183,634
Special mention	—	346	260	364	—	—	1,957	2,927
Substandard	—	770	343	1,152	—	52	4,337	6,654
Doubtful	—	98	—	—	—	—	—	98
Loss	—	—	—	—	—	—	—	—
Total commercial and industrial	$ 70,863	$ 22,648	$ 12,250	$ 10,893	$ 6,338	$ 20,908	$ 49,413	$ 193,313
Equipment finance								
Risk rating								
Pass	$ 186,139	$ 113,363	$ 64,400	$ 26,467	$ 1,755	$ —	$ —	$ 392,124
Special mention	200	331	1,002	547	—	—	—	2,080
Substandard	—	123	18	159	—	—	—	300
Doubtful	32	—	—	5	—	—	—	37
Loss	—	—	—	—	—	—	—	—
Total equipment finance	$ 186,371	$ 113,817	$ 65,420	$ 27,178	$ 1,755	$ —	$ —	$ 394,541
Municipal leases								
Risk rating								
Pass	$ 19,425	$ 24,480	$ 8,962	$ 11,034	$ 13,584	$ 39,529	$ 12,715	$ 129,729
Special mention	—	37	—	—	—	—	—	37
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total municipal leases	$ 19,425	$ 24,517	$ 8,962	$ 11,034	$ 13,584	$ 39,529	$ 12,715	$ 129,766
Total commercial								
Risk rating								
Pass	$ 276,427	$ 159,277	$ 85,009	$ 46,878	$ 21,677	$ 60,385	$ 55,834	$ 705,487
Special mention	200	714	1,262	911	—	—	1,957	5,044
Substandard	—	893	361	1,311	—	52	4,337	6,954
Doubtful	32	98	—	5	—	—	—	135
Loss	—	—	—	—	—	—	—	—
Total commercial	$ 276,659	$ 160,982	$ 86,632	$ 49,105	$ 21,677	$ 60,437	$ 62,128	$ 717,620

70

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

	Term Loans By Origination Fiscal Year							
June 30, 2022	**2022**	**2021**	**2020**	**2019**	**2018**	**Prior**	**Revolving**	**Total**
Construction and land development								
Risk rating								
Pass	$ 864	$ —	$ 53	$ —	$ —	$ 1,783	$ 78,775	$ 81,475
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	372	—	372
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total construction and land development	$ 864	$ —	$ 53	$ —	$ —	$ 2,155	$ 78,775	$ 81,847
One-to-four family								
Risk rating								
Pass	$ 55,415	$ 74,035	$ 47,364	$ 29,075	$ 23,250	$ 113,307	$ 4,077	$ 346,523
Special mention	—	—	—	—	—	835	—	835
Substandard	128	—	1,002	540	430	4,590	—	6,690
Doubtful	—	—	—	—	—	155	—	155
Loss	—	—	—	—	—	—	—	—
Total one-to-four family	$ 55,543	$ 74,035	$ 48,366	$ 29,615	$ 23,680	$ 118,887	$ 4,077	$ 354,203
HELOCs								
Risk rating								
Pass	$ 1,466	$ 458	$ 282	$ 901	$ 107	$ 7,441	$ 148,526	$ 159,181
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	879	49	928
Doubtful	—	—	—	—	—	28	—	28
Loss	—	—	—	—	—	—	—	—
Total HELOCs	$ 1,466	$ 458	$ 282	$ 901	$ 107	$ 8,348	$ 148,575	$ 160,137
Total residential real estate								
Risk rating								
Pass	$ 57,745	$ 74,493	$ 47,699	$ 29,976	$ 23,357	$ 122,531	$ 231,378	$ 587,179
Special mention	—	—	—	—	—	835	—	835
Substandard	128	—	1,002	540	430	5,841	49	7,990
Doubtful	—	—	—	—	—	183	—	183
Loss	—	—	—	—	—	—	—	—
Total residential real estate	$ 57,873	$ 74,493	$ 48,701	$ 30,516	$ 23,787	$ 129,390	$ 231,427	$ 596,187

	Term Loans By Origination Fiscal Year							
June 30, 2022	**2022**	**2021**	**2020**	**2019**	**2018**	**Prior**	**Revolving**	**Total**
Total consumer								
Risk rating								
Pass	$ 25,935	$ 20,443	$ 15,849	$ 11,329	$ 8,235	$ 2,398	$ 277	$ 84,466
Special mention	—	—	—	—	—	—	—	—
Substandard	72	169	274	85	182	100	33	915
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	2	—	—	—	2
Total consumer	$ 26,007	$ 20,612	$ 16,123	$ 11,416	$ 8,417	$ 2,498	$ 310	$ 85,383

71

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

The following tables present aging analyses of past due loans (including nonaccrual loans) by segment and class for the periods indicated:

	Past Due				
	30-89 Days	90 Days+	Total	Current	Total Loans
December 31, 2023					
Commercial real estate					
Construction and land development	$ —	$ —	$ —	$ 305,269	$ 305,269
Commercial real estate - owner occupied	657	501	1,158	535,387	536,545
Commercial real estate - non-owner occupied	4,032	—	4,032	871,662	875,694
Multifamily	—	—	—	88,623	88,623
Total commercial real estate	4,689	501	5,190	1,800,941	1,806,131
Commercial					
Commercial and industrial	974	2,667	3,641	233,614	237,255
Equipment finance	5,411	4,019	9,430	456,143	465,573
Municipal leases	—	—	—	150,292	150,292
Total commercial	6,385	6,686	13,071	840,049	853,120
Residential real estate					
Construction and land development	—	132	132	96,514	96,646
One-to-four family	958	1,068	2,026	582,379	584,405
HELOCs	1,240	1,622	2,862	183,016	185,878
Total residential real estate	2,198	2,822	5,020	861,909	866,929
Consumer	535	301	836	113,006	113,842
Total loans	$ 13,807	$ 10,310	$ 24,117	$ 3,615,905	$ 3,640,022

	Past Due				
	30-89 Days	90 Days+	Total	Current	Total Loans
June 30, 2023					
Commercial real estate					
Construction and land development	$ —	$ —	$ —	$ 356,674	$ 356,674
Commercial real estate - owner occupied	1,514	76	1,590	528,131	529,721
Commercial real estate - non-owner occupied	—	—	—	901,685	901,685
Multifamily	—	—	—	81,827	81,827
Total commercial real estate	1,514	76	1,590	1,868,317	1,869,907
Commercial					
Commercial and industrial	873	403	1,276	244,152	245,428
Equipment finance	826	1,837	2,663	459,548	462,211
Municipal leases	—	—	—	142,212	142,212
Total commercial	1,699	2,240	3,939	845,912	849,851
Residential real estate					
Construction and land development	—	132	132	109,942	110,074
One-to-four family	1,698	1,060	2,758	526,945	529,703
HELOCs	379	769	1,148	186,045	187,193
Total residential real estate	2,077	1,961	4,038	822,932	826,970
Consumer	320	288	608	111,487	112,095
Total loans	$ 5,610	$ 4,565	$ 10,175	$ 3,648,648	$ 3,658,823

72

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

	Past Due 30-89 Days	Past Due 90 Days+	Past Due Total	Current	Total Loans
June 30, 2022					
Commercial real estate					
Construction and land development	$ —	$ —	$ —	$ 291,202	$ 291,202
Commercial real estate - owner occupied	—	52	52	335,606	335,658
Commercial real estate - non-owner occupied	—	—	—	662,159	662,159
Multifamily	—	—	—	81,086	81,086
Total commercial real estate	—	52	52	1,370,053	1,370,105
Commercial					
Commercial and industrial	255	—	255	193,058	193,313
Equipment finance	186	56	242	394,299	394,541
Municipal leases	—	—	—	129,766	129,766
Total commercial	441	56	497	717,123	717,620
Residential real estate					
Construction and land development	115	22	137	81,710	81,847
One-to-four family	910	1,394	2,304	351,899	354,203
HELOCs	283	122	405	159,732	160,137
Total residential real estate	1,308	1,538	2,846	593,341	596,187
Consumer	330	177	507	84,876	85,383
Total loans	$ 2,079	$ 1,823	$ 3,902	$ 2,765,393	$ 2,769,295

The following table presents recorded investment in loans on nonaccrual status, by segment and class, including restructured loans. It also includes interest income recognized on nonaccrual loans for the six months ended December 31, 2023.

	December 31, 2023	June 30, 2023	June 30, 2022	90 Days + & Still Accruing as of December 31, 2023	Nonaccrual with No ACL as of December 31, 2023	Interest Income Recognized
Commercial real estate						
Construction and land development	$ —	$ 23	$ 67	$ —	$ —	$ —
Commercial real estate - owner occupied	912	517	706	—	—	12
Commercial real estate - non-owner occupied	4,032	—	5	—	4,032	36
Multifamily	74	84	103	—	—	2
Total commercial real estate	5,018	624	881	—	4,032	50
Commercial						
Commercial and industrial	2,774	1,222	1,951	—	192	31
Equipment finance	6,463	2,862	270	—	510	27
Municipal leases	—	106	—	—	—	—
Total commercial	9,237	4,190	2,221	—	702	58
Residential real estate						
Construction and land development	132	132	137	—	—	4
One-to-four family	2,205	1,935	1,773	—	—	49
HELOCs	2,173	957	724	—	—	12
Total residential real estate	4,510	3,024	2,634	—	—	65
Consumer	568	477	384	—	—	43
Total loans	$ 19,333	$ 8,315	$ 6,120	$ —	$ 4,734	$ 216

73

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

The following tables present analyses of the ACL on loans by segment for the period indicated below. In addition to the provision (benefit) for credit losses on loans presented below, provisions (benefits) of $(970), $253, $981 and $35 for off-balance sheet credit exposures and $0, $(250), $(100) and $100 for commercial paper were recorded during the six months ended December 31, 2023, and years ended June 30, 2023, 2022 and 2021, respectively. For the year ended June 30, 2023, $4,921 and $369 of the provision for credit losses were recognized to establish ACLs on Quantum's loan portfolio and off-balance-sheet credit exposure, respectively.

	Six Months Ended December 31, 2023				
	Commercial Real Estate	Commercial	Residential Real Estate	Consumer	Total
Balance at beginning of period	$ 20,690	$ 15,216	$ 9,284	$ 2,003	$ 47,193
Provision (benefit) for credit losses	(82)	6,627	(80)	435	6,900
Charge-offs	(290)	(5,159)	(32)	(579)	(6,060)
Recoveries	5	342	112	149	608
Net (charge-offs) recoveries	(285)	(4,817)	80	(430)	(5,452)
Balance at end of period	$ 20,323	$ 17,026	$ 9,284	$ 2,008	$ 48,641

	Year Ended June 30, 2023				
	Commercial Real Estate	Commercial	Residential Real Estate	Consumer	Total
Balance at beginning of period	$ 13,414	$ 12,036	$ 7,611	$ 1,629	$ 34,690
Provision for credit losses	6,981	6,397	1,393	618	15,389
Initial ACL on PCD loans	292	72	5	—	369
Charge-offs	—	(3,796)	(192)	(517)	(4,505)
Recoveries	3	507	467	273	1,250
Net (charge-offs) recoveries	3	(3,289)	275	(244)	(3,255)
Balance at end of period	$ 20,690	$ 15,216	$ 9,284	$ 2,003	$ 47,193

	Year Ended June 30, 2022				
	Commercial Real Estate	Commercial	Residential Real Estate	Consumer	Total
Balance at beginning of period	$ 15,084	$ 9,663	$ 8,185	$ 2,536	$ 35,468
Provision (benefit) for credit losses	(2,273)	3,110	(1,423)	(886)	(1,472)
Charge-offs	(485)	(1,728)	(116)	(183)	(2,512)
Recoveries	1,088	991	965	162	3,206
Net (charge-offs) recoveries	603	(737)	849	(21)	694
Balance at end of period	$ 13,414	$ 12,036	$ 7,611	$ 1,629	$ 34,690

	Year Ended June 30, 2021				
	Commercial Real Estate	Commercial	Residential Real Estate	Consumer	Total
Balance at beginning of period	$ 15,413	$ 5,703	$ 5,685	$ 1,271	$ 28,072
Impact of adoption ASU 2016-13	833	3,240	8,687	2,049	14,809
Benefit for credit losses	(311)	(446)	(6,308)	(205)	(7,270)
Charge-offs	(1,000)	(977)	(611)	(945)	(3,533)
Recoveries	149	2,143	732	366	3,390
Net (charge-offs) recoveries	(851)	1,166	121	(579)	(143)
Balance at end of period	$ 15,084	$ 9,663	$ 8,185	$ 2,536	$ 35,468

74

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

In estimating ECL, ASC 326 prescribes that if foreclosure is expected, a CDA is required to be measured at the fair value of collateral, but as a practical expedient, if foreclosure is not probable, fair value measurement is optional. For those CDA loans measured at the fair value of collateral, a credit loss expense is recorded for loan amounts in excess of fair value. The following tables provide a breakdown between loans identified as CDAs and non-CDAs, by segment and class, and securing collateral, as well as collateral coverage for those loans for the periods indicated below:

	Type and Extent of Collateral Securing CDAs					
December 31, 2023	**Residential Property**	**Investment Property**	**Commercial Property**	**Business Assets**	**Non-CDAs**	**Total**
Commercial real estate						
Construction and land development	$ —	$ —	$ —	$ —	$ 305,269	$ 305,269
Commercial real estate - owner occupied	—	—	1,821	—	534,724	536,545
Commercial real estate - non-owner occupied	—	—	4,310	—	871,384	875,694
Multifamily	—	—	—	—	88,623	88,623
Total commercial real estate	—	—	6,131	—	1,800,000	1,806,131
Commercial						
Commercial and industrial	—	—	—	1,322	235,933	237,255
Equipment finance	—	—	—	1,304	464,269	465,573
Municipal leases	—	—	—	—	150,292	150,292
Total commercial	—	—	—	2,626	850,494	853,120
Residential real estate						
Construction and land development	—	—	—	—	96,646	96,646
One-to-four family	—	—	—	—	584,405	584,405
HELOCs	510	—	—	—	185,368	185,878
Total residential real estate	510	—	—	—	866,419	866,929
Consumer	—	—	—	—	113,842	113,842
Total	$ 510	$ —	$ 6,131	$ 2,626	$ 3,630,755	$ 3,640,022
Total collateral value	$ 733	$ —	$ 5,627	$ 686		

	Type and Extent of Collateral Securing CDAs					
June 30, 2023	**Residential Property**	**Investment Property**	**Commercial Property**	**Business Assets**	**Non-CDAs**	**Total**
Commercial real estate						
Construction and land development	$ —	$ —	$ —	$ —	$ 356,674	$ 356,674
Commercial real estate - owner occupied	—	—	1,045	—	528,676	529,721
Commercial real estate - non-owner occupied	—	—	3,018	—	898,667	901,685
Multifamily	—	—	—	—	81,827	81,827
Total commercial real estate	—	—	4,063	—	1,865,844	1,869,907
Commercial						
Commercial and industrial	—	—	—	811	244,617	245,428
Equipment finance	—	—	—	342	461,869	462,211
Municipal leases	—	—	—	—	142,212	142,212
Total commercial	—	—	—	1,153	848,698	849,851
Residential real estate						
Construction and land development	—	—	—	—	110,074	110,074
One-to-four family	752	—	—	—	528,951	529,703
HELOCs	—	—	—	—	187,193	187,193
Total residential real estate	752	—	—	—	826,218	826,970
Consumer	—	—	—	—	112,095	112,095
Total	$ 752	$ —	$ 4,063	$ 1,153	$ 3,652,855	$ 3,658,823
Total collateral value	$ 1,435	$ —	$ 9,202	$ —		

75

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

June 30, 2022	Type and Extent of Collateral Securing CDAs: Residential Property	Investment Property	Commercial Property	Business Assets	Non-CDAs	Total
Commercial real estate						
Construction and land development	$ —	$ —	$ —	$ —	$ 291,202	$ 291,202
Commercial real estate - owner occupied	—	—	—	—	335,658	335,658
Commercial real estate - non-owner occupied	—	—	—	—	662,159	662,159
Multifamily	—	—	—	—	81,086	81,086
Total commercial real estate	—	—	—	—	1,370,105	1,370,105
Commercial						
Commercial and industrial	—	—	—	2,594	190,719	193,313
Equipment finance	—	—	—	—	394,541	394,541
Municipal leases	—	—	—	—	129,766	129,766
Total commercial	—	—	—	2,594	715,026	717,620
Residential real estate						
Construction and land development	—	—	—	—	81,847	81,847
One-to-four family	1,318	—	—	—	352,885	354,203
HELOCs	—	—	—	—	160,137	160,137
Total residential real estate	1,318	—	—	—	594,869	596,187
Consumer	—	—	—	—	85,383	85,383
Total	$ 1,318	$ —	$ —	$ 2,594	$ 2,765,383	$ 2,769,295
Total collateral value	$ 2,443	$ —	$ —	$ 69		

Modifications to Borrowers Experiencing Financial Difficulty

The Company modifies loans to borrowers experiencing financial difficulty by providing principal forgiveness, a term extension, an other-than-insignificant payment delay or interest rate adjustments. In some cases, the Company provides multiple types of modifications on one loan. Typically, one type of modification, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another modification, such as principal forgiveness, may be granted. For loans included in the combination columns in the table below, multiple types of modifications have been made on the same loan within the current reporting period.

The following table presents the amortized cost basis of loans at December 31, 2023, that were both experiencing financial difficulty and modified during the six months ended December 31, 2023, by class and type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial difficulty as compared to the amortized cost basis of each class of financing receivable is also presented.

	Six Months Ended December 31, 2023: Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Adjustment	Combination Term Extension & Principal Forgiveness	Combination Term Extension & Interest Rate Reduction	% of Total Class of Financing Receivable
Commercial loans							
Commercial and industrial	$ —	$ —	$ 259	$ —	$ —	$ —	— %
Residential real estate loans							
One-to-four family	—	—	165	—	—	—	—
Total	$ —	$ —	$ 424	$ —	$ —	$ —	— %

The following table presents the financial effect of the loan modifications presented above to borrowers experiencing financial difficulty for the period indicated below:

	Six Months Ended December 31, 2023: Principal Forgiveness	Weighted-Average Interest Rate Reduction	Weighted-Average Term Extension (Years)
Commercial loans			
Commercial and industrial	$ —	— %	10.0
Residential real estate loans			
One-to-four family	—	—	7.0
Total	$ —	— %	8.8

There were no loans that had a payment default during the six months months ended December 31, 2023 that had previously been modified within the same period.

76

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

Off-Balance Sheet Credit Exposure

The Company maintains a separate reserve for credit losses on off-balance sheet credit exposures, including unfunded loan commitments, which is included in other liabilities on the consolidated balance sheet. The reserve for credit losses on off-balance sheet credit exposures is adjusted as a provision for credit losses in the consolidated statement of income. The estimate includes consideration of the likelihood that funding will occur and an estimate of ECLs on commitments expected to be funded over its estimated life, utilizing the same models and approaches for the Company's other loan portfolio segments described above, as these unfunded commitments share similar risk characteristics as its loan portfolio segments. The Company has identified the unfunded portion of certain lines of credit as unconditionally cancellable credit exposures, meaning the Company can cancel the unfunded commitment at any time. No credit loss estimate is reported for off-balance sheet credit exposures that are unconditionally cancellable by the Company or for undrawn amounts under such arrangements that may be drawn prior to the cancellation of the arrangement. At December 31, 2023, June 30, 2023 and June 30, 2022, the ACL on off-balance sheet credit exposures included in other liabilities was $2,587, $3,557 and $3,304, respectively.

7. Premises and Equipment

Premises and equipment as of the dates indicated consist of the following:

	December 31, 2023	June 30, 2023	June 30, 2022
Land	$ 25,818	$ 26,496	$ 24,332
Office buildings	75,278	75,357	68,385
Furniture, fixtures and equipment	19,738	19,899	16,550
Total	120,834	121,752	109,267
Less: accumulated depreciation	(49,897)	(48,581)	(40,173)
Premises and equipment, net	$ 70,937	$ 73,171	$ 69,094

Depreciation expense associated with premises and equipment was $1,968 for the six months ended December 31, 2023 and $4,152, $3,986 and $3,634 for the years ended June 30, 2023, 2022 and 2021, respectively.

8. Goodwill and Core Deposit Intangibles

The carrying amount of the Company's goodwill was $34,111 at both December 31, 2023 and June 30, 2023, and $25,638 as of June 30, 2022. The increase from June 30, 2022 to June 30, 2023 was a result of the $8,473 in goodwill associated with the Company's merger with Quantum, computed as shown in "Note 3 – Merger with Quantum". The Company also recorded $12,210 of core deposit intangibles associated with the merger with Quantum, to be amortized over the next 10 years on an accelerated basis. Amortization expense related to core deposit intangibles was $1,719 for the six months ended December 31, 2023 and $1,525, $250 and $735 for the years ended June 30, 2023, 2022 and 2021, respectively. As of December 31, 2023, the estimated amortization expense is as follows:

2024	$ 2,464
2025	1,747
2026	1,281
2027	948
2028	710
Thereafter	1,909
Total	$ 9,059

9. Deposits

Deposit accounts at the dates indicated consist of the following:

	December 31, 2023	June 30, 2023	June 30, 2022
Noninterest-bearing accounts	$ 784,950	$ 825,481	$ 745,746
NOW accounts	591,270	611,105	654,981
Money market accounts	1,246,807	1,241,840	969,661
Savings accounts	194,486	212,220	238,197
Certificates of deposit	843,860	710,522	491,176
Total	$ 3,661,373	$ 3,601,168	$ 3,099,761

As a result of the Company's merger with Quantum on February 12, 2023, $570,602 in deposits were assumed, net of purchase accounting adjustments. Deposits received from executive officers, directors and their associates totaled approximately $1,555, $5,130 and $1,012 at December 31, 2023, June 30, 2023 and June 30, 2022, respectively.

77

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

As of December 31, 2023, scheduled maturities of certificates of deposit were as follows:

2024	$ 812,987
2025	19,362
2026	5,916
2027	4,058
2028	1,537
Thereafter	—
Total	$ 843,860

Certificates of deposit with balances of $250 or greater totaled $118,035, $120,666 and $156,558 at December 31, 2023, June 30, 2023 and June 30, 2022, respectively. Generally, deposit amounts in excess of $250 are not federally insured.

10. Borrowings

Junior Subordinated Debentures

On February 21, 2007, Quantum formed a Connecticut statutory trust, Quantum Capital Statutory Trust II (the "Trust"), which issued $11,000 of trust preferred securities that were designed to qualify as Tier I capital under Federal Reserve Board guidelines. All of the common securities of the Trust were owned by Quantum. The proceeds from the issuance of the common securities and the trust preferred securities were used by the Trust to purchase $11,341 of junior subordinated debentures of Quantum. As a result of its merger with Quantum on February 12, 2023, HomeTrust became the 100% successor owner of the Trust.

The trust preferred securities accrue and pay quarterly distributions at a floating rate of 3-month Term SOFR plus 2.20%, which was 7.53% at December 31, 2023. The Company has guaranteed distributions and other payments due on the trust preferred securities to the extent the Trust has insufficient funds with which to make the distributions and other payments. The net combined effect of all documents entered into in connection with the trust preferred securities is that the Company is liable to make the distributions and other payments required on the trust preferred securities.

The trust preferred securities are mandatorily redeemable upon maturity of the debentures on March 15, 2037, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by the Trust, in whole or in part, on or after March 15, 2012. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount and any accrued but unpaid interest.

Other Borrowings

Borrowings, other than junior subordinated debt, consist of the following at the dates indicated:

	December 31, 2023		June 30, 2023		June 30, 2022	
	Balance	**Weighted Average Rate**	**Balance**	**Weighted Average Rate**	**Balance**	**Weighted Average Rate**
FHLB advances (short-term)	$ 105,000	5.44 %	$ 180,000	5.19 %	$ —	— %
FRB advances (short-term)	310,000	5.50	257,000	5.25	—	—
Revolving lines of credit	18,763	9.00	20,263	8.75	—	—
Total other borrowings	$ 433,763	5.64 %	$ 457,263	5.38 %	$ —	— %

All qualifying one-to-four family loans, HELOCs, commercial real estate loans and FHLB of Atlanta stock are pledged as collateral to secure outstanding FHLB advances while commercial construction, indirect auto and municipal leases are pledged as collateral to secure outstanding FRB advances. At December 31, 2023, June 30, 2023 and June 30, 2022, the Company had the ability to borrow $72,766, $22,673 and $277,561, respectively, through FHLB advances and $55,254, $91,316 and $68,230, respectively, through the unused portion of a line of credit with the FRB. During the year ended June 30, 2021, the Company paid $22,690 in prepayment penalties on FHLB advances. No such penalties were incurred during the six months ended December 31, 2023 or years ended June 30, 2023 and June 30, 2022.

At December 31, 2023, June 30, 2023 and June 30, 2022, the Company maintained revolving lines of credit with three unaffiliated banks, the unused portion of which totaled $146,237, $144,737 and $120,000, respectively. At December 31, 2023, HomeTrust had drawn $18,763 on a $40,000 revolving line of credit which bears interest at *The Wall Street Journal* prime rate plus 50 basis points, maturing on January 28, 2025, although the term may be extended for an additional year if no events of default have occurred.

11. Leases

As Lessee - Operating Leases

The Company's operating leases primarily include office space and bank branches. Certain leases include one or more options to renew, with renewal terms that can extend the lease term up to 15 additional years. The exercise of lease renewal options is at management's sole discretion. When it is reasonably certain that the Company will exercise our option to renew or extend the lease term, that option is included in estimating the value of the ROU and lease liability. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. Most of the Company's lease agreements include periodic rate adjustments for inflation. The depreciable life of ROU assets and leasehold improvements are limited to the shorter of the useful life or the expected lease term. Leases with an initial term of 12 months or less are not recorded on the Company's Consolidated Balance Sheets. The Company recognizes lease expenses for these leases over the lease term.

78

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

The following tables present supplemental balance sheet information related to operating leases. ROU assets are included in other assets and lease liabilities are included in other liabilities.

	December 31, 2023	June 30, 2023	June 30, 2022
Supplemental balance sheet information			
ROU assets	$ 9,259	$ 9,674	$ 5,846
Lease liabilities	$ 10,975	$ 10,790	$ 6,641
Weighted-average remaining lease terms (years)	8.8	9.2	10.8
Weighted-average discount rate	3.41 %	3.32 %	2.90 %

The following schedule summarizes aggregate future minimum lease payments under these operating leases at December 31, 2023:

2024	$ 1,859
2025	1,710
2026	1,701
2027	1,724
2028	1,532
Thereafter	4,343
Total undiscounted minimum lease payments	12,869
Less: amount representing interest	(1,894)
Total lease liability	$ 10,975

The following table presents components of operating lease expense for the periods indicated:

	Six Months Ended December 31, 2023	Year Ended June 30, 2023	Year Ended June 30, 2022
Operating lease cost (included in occupancy expense, net)	$ 880	$ 1,515	$ 1,559
Variable lease cost (included in occupancy expense, net)	3	228	9
Sublease income (included in other noninterest income)	(85)	(169)	(189)
Total operating lease expense, net	$ 798	$ 1,574	$ 1,379

As Lessee - Finance Lease

During the fiscal year ended June 30, 2023, the Company purchased the property associated with the finance lease reported historically. The Company purchased the property for $1,249, terminating the existing land lease. Prior to the purchase, for the fiscal years ended June 30, 2023 and June 30, 2022, interest expense on the lease liability totaled $60 and $93, respectively.

Supplemental lease cash flow information for the periods indicated:

	Six Months Ended December 31, 2023	Year Ended June 30, 2023	Year Ended June 30, 2022
ROU assets - noncash additions (operating leases)	$ 864	$ 5,179	$ 1,186
Cash paid for amounts included in the measurement of lease liabilities (operating leases)	713	1,245	1,438
Cash paid for amounts included in the measurement of lease liabilities (finance leases)	—	89	134

As Lessor - General

The Company leases equipment to commercial end users under operating and finance lease arrangements. The Company's equipment finance leases consist mainly of construction, transportation, healthcare and manufacturing equipment. Many of its operating and finance leases offer the lessee the option to purchase the equipment at fair value or for a fixed purchase option, and most of the leases that do not have a purchase option include renewal provisions resulting in some leases continuing beyond initial contractual terms. The Company's leases do not include early termination options, and continued rent payments are due if leased equipment is not returned at the end of the lease.

As Lessor - Operating Leases

Operating lease income is recognized as a component of noninterest income on a straight-line basis over the lease term. Lease terms range from one to seven years. Assets related to operating leases are included in other assets and the corresponding depreciation expense is recorded on a straight-line basis as a component of other noninterest expense. The net book value of leased assets totaled $30,121, $21,749 and $20,075 with a residual value of $14,958, $13,267 and $12,874 as of December 31, 2023, June 30, 2023 and June 30, 2022, respectively.

The following table presents total equipment finance operating lease income and depreciation expense for the periods indicated:

	Six Months Ended December 31, 2023	Year Ended June 30, 2023	Year Ended June 30, 2022
Operating lease income	$ 3,377	$ 5,471	$ 6,392
Depreciation expense	2,876	4,873	5,362

79

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

The following schedule summarizes aggregate future minimum lease payments to be received at December 31, 2023:

2024	$ 6,883
2025	5,272
2026	3,375
2027	1,188
2028	984
Thereafter	1,784
Total of future minimum payments	$ 19,486

As Lessor - Finance Leases

Finance lease income is recognized as a component of loan interest income over the lease term. The finance leases are included as a component of the equipment finance class of financing receivables under the commercial loans segment of the loan portfolio. For the six months ended December 31, 2023 and years ended June 30, 2023 and June 30, 2022, interest income on equipment finance leases totaled $2,019, $3,390 and $3,057, respectively.

The lease receivable component of finance lease net investment included within equipment finance class of financing receivables was $70,150, $70,605 and $62,188 at December 31, 2023, June 30, 2023 and June 30, 2022, respectively.

The following schedule summarizes, as of December 31, 2023, aggregate future minimum finance lease payments to be received:

2024	$ 24,434
2025	19,724
2026	15,515
2027	10,930
2028	4,541
Thereafter	4,015
Total undiscounted minimum payments	79,159
Less: amount representing interest	(9,009)
Total lease receivable	$ 70,150

12. Income Taxes

Income tax expense as of the dates indicated consisted of:

	Six Months Ended December 31, 2023	Year Ended June 30, 2023	2022	2021
Current				
Federal	$ 7,910	$ 11,119	$ 2,411	$ (340)
State	1,114	1,874	730	188
Total current expense (benefit)	9,024	12,993	3,141	(152)
Deferred				
Federal	(1,450)	(377)	5,992	3,374
State	(188)	(56)	592	199
Total deferred expense (benefit)	(1,638)	(433)	6,584	3,573
Total income tax expense	$ 7,386	$ 12,560	$ 9,725	$ 3,421

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income before income taxes as a result of the following differences for the periods indicated:

	Six Months Ended December 31, 2023		Year Ended June 30, 2023		2022		2021	
	Amount	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**
Tax at federal income tax rate	$ 7,494	21 %	$ 12,004	21 %	$ 9,529	21 %	$ 4,010	21 %
Increase (decrease) resulting from								
Tax exempt income	(734)	(2)	(830)	(1)	(844)	(2)	(911)	(5)
State tax, net of federal benefit	693	2	1,417	2	818	2	306	2
Other	(67)	—	(31)	—	222	—	16	—
Total	$ 7,386	21 %	$ 12,560	22 %	$ 9,725	21 %	$ 3,421	18 %

80

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

The sources and tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2023, June 30, 2023 and June 30, 2022 are presented below:

	December 31, 2023	June 30, 2023	June 30, 2022
Deferred tax assets			
Allowance for credit losses	$ 11,994	$ 11,822	$ 8,796
Deferred compensation and post-retirement benefits	7,963	8,214	8,407
Net operating loss carryforward	2,259	2,806	3,353
Discount from business combinations	1,096	974	1,228
Unrealized loss on debt securities held for sale	463	1,225	718
Share-based compensation expense	1,576	1,514	1,860
Operating lease liability	2,570	2,513	1,525
Other	1,344	1,489	1,188
Total deferred tax assets	29,265	30,557	27,075
Deferred tax liabilities			
Depreciable basis of fixed assets and operating lease equipment	(12,017)	(9,992)	(7,874)
Deferred loan costs	(617)	(668)	(774)
FHLB stock, book basis in excess of tax	(91)	(90)	(89)
BOLI available for redemption	(1,257)	(5,163)	(4,679)
Operating lease ROU asset	(2,168)	(2,253)	(1,343)
Other	(1,319)	(1,479)	(829)
Total deferred tax liabilities	(17,469)	(19,645)	(15,588)
Net deferred tax assets	$ 11,796	$ 10,912	$ 11,487

The Company had federal NOL carry forwards of $10,446, $13,207 and $15,967 as of December 31, 2023, June 30, 2023 and June 30, 2022, respectively, with a recorded tax benefit of $2,259, $2,806 and $3,353 included in deferred tax assets. The majority of these NOLs will expire for federal tax purposes from 2031 through 2036, if not previously used.

Retained earnings at December 31, 2023, June 30, 2023 and June 30, 2022 include $19,570 representing pre-1988 tax bad debt reserve base year amounts for which no deferred tax liability has been provided since these reserves are not expected to reverse and may never reverse. Circumstances that would require an accrual of a portion or all of this unrecorded tax liability are a failure to meet the definition of a bank, dividend payments in excess of current year or accumulated earnings and profits, or other distributions in dissolution or liquidation of the Bank. The Company is no longer subject to examination for federal and state purposes for tax years prior to 2020.

13. Employee Benefit Plans

The HomeTrust Bank KSOP Plan is comprised of two components, the 401(k) Plan and the ESOP. The KSOP benefits employees who have attained age 21 and who are employed on the last day of the plan year, or separated during the plan year due to death, disability, or after meeting normal retirement age. Under the 401(k), the Company matches employee contributions at 50% of employee deferrals up to 6% of each employee's eligible compensation. The Company may also make discretionary profit sharing contributions for the benefit of all eligible participants as long as total contributions do not exceed applicable limitations. Employees become fully vested in the Company's contributions after four years of service. Under the ESOP, the amount of the Bank's annual contribution is discretionary; however, it must be sufficient to pay the annual loan payment to the Company.

The Company's expense for 401(k) contributions to this plan was $556, $987, $911 and $914 for the six months ended December 31, 2023 and years ended June 30, 2023, 2022 and 2021, respectively. The Company's expense related to the ESOP for the six months ended December 31, 2023 and years ended June 30, 2023, 2022 and 2021 was $640, $1,279, $1,502 and $1,125, respectively.

Shares held by the ESOP at the dates indicated include the following:

	December 31, 2023	June 30, 2023	June 30, 2022
Unallocated ESOP shares	449,650	476,100	529,000
Allocated ESOP shares	555,450	555,450	502,550
ESOP shares committed to be released	52,900	26,450	26,450
Total ESOP shares	1,058,000	1,058,000	1,058,000
Fair value of unallocated ESOP shares	$ 12,105	$ 9,946	$ 14,759

Post-retirement health care benefits are provided to certain key current and former officers under the Company's Executive Medical Care Plan ("EMCP"). The EMCP is unfunded and is not qualified under the IRC. Plan expense for the six months ended December 31, 2023 and years ended June 30, 2023, 2022 and 2021 was $6, $50, $219 and $263, respectively. Total accrued expenses related to this plan included in other liabilities were $5,335, $5,425 and $5,533 as of December 31, 2023, June 30, 2023 and June 30, 2022, respectively.

14. Deferred Compensation Agreements

The Company's Director Emeritus Plans ("Plans") provide certain benefits to Emeritus Directors for providing current advisory services to the Company. The Plans are unfunded and are not qualified under the IRC. Plan benefits vary by participant and are payable to a designated

81

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

beneficiary in the event of death. The Company records an expense based on the present value of expected future benefits. Plan expenses for the six months ended December 31, 2023 and years ended June 30, 2023, 2022 and 2021 were $154, $305, $313 and $392, respectively. Total accrued expenses related to these plans included in other liabilities were $6,127, $6,881 and $7,224 as of December 31, 2023, June 30, 2023 and June 30, 2022, respectively.

Long term deferred compensation and supplemental retirement plans are provided to certain key current and former officers. These plans are unfunded and are not qualified under the IRC. The benefits vary by participant and are payable to a designated beneficiary in the event of death. Plan expenses for the six months ended December 31, 2023 and years ended June 30, 2023, 2022 and 2021 were $355, $581, $616 and $653, respectively. Total accrued expenses related to these plans included in other liabilities were $16,922, $16,749 and $17,048 as of December 31, 2023, June 30, 2023 and June 30, 2022, respectively.

In addition, the Company has a deferred compensation plan provided to certain current and former officers and directors. The plan allows the participants to defer any of their annual compensation, including bonus payments, up to the maximum allowed for each participant. The plan is unfunded and is not qualified under the IRC. Plan expenses for the six months ended December 31, 2023 and years ended June 30, 2023, 2022 and 2021 were $118, $208, $150 and $164, respectively. The total deferred compensation plan payable included in other liabilities was $4,244, $4,299 and $4,435 as of December 31, 2023, June 30, 2023 and June 30, 2022, respectively.

15. Equity Incentive Plan

The Company historically provided stock-based awards through the 2013 Omnibus Incentive Plan, which provided for awards of restricted stock, restricted stock units, stock options, stock appreciation rights and cash awards to directors, directors emeritus, officers, employees and advisory directors. On November 14, 2022, at the Company's annual meeting, stockholders approved the 2022 Omnibus Incentive Plan which provides for the same types of awards as described under the 2013 Omnibus Incentive Plan. Going forward, any future grants will be made under this plan.

The cost of equity-based awards under the 2022 Omnibus Incentive Plan generally is based on the fair value of the awards on their grant date. The maximum number of shares that may be utilized for awards under the plan is 1,000,000. Shares of common stock issued under the plan will be issued out of authorized but unissued shares, some or all of which may be repurchased shares.

The table below presents share-based compensation expense and the estimated related tax benefit for stock options and restricted stock for the dates indicated below:

	Six Months Ended December 31, 2023	Year Ended June 30, 2023	2022	2021
Share-based compensation expense	$ 755	$ 1,854	$ 2,152	$ 2,102
Tax benefit	177	436	508	494

The table below presents stock option activity and related information for the periods indicated below:

	Options	Weighted-Average Exercise Price	Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at June 30, 2021	1,319,456	$ 19.07	3.9	$ 11,657
Granted	47,850	30.90		
Exercised	(413,636)	14.70		
Forfeited	(24,800)	23.96		
Options outstanding at June 30, 2022	928,870	$ 21.49	4.1	$ 4,036
Exercisable at June 30, 2022	756,720	$ 20.24	3.3	$ 3,971
Non-vested at June 30, 2022	172,150	$ 26.96	7.5	$ 65
Options outstanding at June 30, 2022	928,870	$ 21.49	4.1	$ 4,036
Granted	5,000	24.07		
Exercised	(352,096)	14.59		
Forfeited	(12,550)	25.47		
Options outstanding at June 30, 2023	569,224	$ 25.69	5.1	$ 141
Exercisable at June 30, 2023	493,264	$ 25.40	4.6	$ 141
Non-vested at June 30, 2023	75,960	$ 27.56	7.9	$ —
Options outstanding at June 30, 2023	569,224	$ 25.69	5.1	$ 141
Exercised	(9,500)	15.96		
Forfeited	(25,374)	26.00		
Options outstanding at December 31, 2023	534,350	$ 25.85	4.6	$ 776
Exercisable at December 31, 2023	459,390	$ 25.56	4.2	$ 680
Non-vested at December 31, 2023	74,960	$ 27.58	7.4	$ 95

82

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

Assumptions used in estimating the fair value of options granted during the years ended June 30, 2023 and June 30, 2022 are detailed below. There were no options granted during the six months ended December 31, 2023.

	Year Ended June 30,	
	2023	2022
Weighted-average volatility	27.79 %	28.01 %
Expected dividend yield	1.62 %	1.13 %
Risk-free interest rate	3.11 %	2.02 %
Expected life (years)	6.5	6.5
Weighted-average fair value of options granted	$ 6.77	$ 8.60

At December 31, 2023, the Company had $382 of unrecognized compensation expense related to 74,960 stock options originally scheduled to vest over a five-year period. The weighted average period over which compensation cost related to non-vested awards is expected to be recognized was 1.2 years at December 31, 2023. At June 30, 2023, the Company had $478 of unrecognized compensation expense related to 75,960 stock options originally scheduled to vest over a five-year period. The weighted average period over which compensation cost related to non-vested awards is expected to be recognized was 1.6 years at June 30, 2023. At June 30, 2022, the Company had $954 of unrecognized compensation expense related to 172,150 stock options originally scheduled to vest over a five-year period. The weighted average period over which compensation cost related to non-vested awards is expected to be recognized was 1.6 years at June 30, 2022.

The table below presents restricted stock award activity and related information:

	Restricted Stock Awards[(1)]	Performance-Based Restricted Stock Units[(2)]	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value
Non-vested at June 30, 2021	120,795	30,780	$ 25.06	$ 4,229
Granted	42,123	9,556	31.18	—
Vested	(46,626)	(7,118)	25.22	—
Forfeited	(13,600)	—	25.27	—
Non-vested at June 30, 2022	102,692	33,218	$ 27.40	$ 2,345
Granted	57,839	21,005	27.24	—
Vested	(41,590)	(13,861)	27.38	—
Forfeited	(10,090)	(3,032)	27.32	—
Non-vested at June 30, 2023	108,851	37,330	$ 27.32	$ 3,054
Granted	1,000	6,165	22.91	—
Vested	(1,148)	(18,494)	23.18	—
Forfeited	(2,560)	—	27.53	—
Non-vested at December 31, 2023	106,143	25,001	$ 27.70	$ 3,530

(1) Restricted stock awards are scheduled to vest over 1.0 year for director awards and 5.0 years for employee awards.

(2) Performance-based restricted stock units are scheduled to vest over 3.0 years assuming the applicable financial goals are met.

At December 31, 2023, unrecognized compensation expense was $2,389 related to 131,144 shares of restricted stock. The weighted average period over which compensation cost related to non-vested awards is expected to be recognized was 1.4 years at December 31, 2023. At June 30, 2023, unrecognized compensation expense was $3,154 related to 146,181 shares of restricted stock. The weighted average period over which compensation cost related to non-vested awards is expected to be recognized was 1.8 years at June 30, 2023. At June 30, 2022, unrecognized compensation expense was $2,771 related to 135,910 shares of restricted stock. The weighted average period over which compensation cost related to non-vested awards is expected to be recognized was 1.6 years at June 30, 2022.

83

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

16. Net Income per Share

The following is a reconciliation of the numerator and denominator of basic and diluted net income per share of common stock as of the dates indicated:

	Six Months Ended December 31, 2023	Year Ended June 30, 2023	2022	2021
Numerator				
Net income	$ 28,297	$ 44,604	$ 35,653	$ 15,675
Allocation of earnings to participating securities	(219)	(411)	(310)	(145)
Numerator for basic EPS - net income available to common stockholders	$ 28,078	$ 44,193	$ 35,343	$ 15,530
Dilutive effect of participating securities	—	—	—	4
Numerator for diluted EPS	$ 28,078	$ 44,193	$ 35,343	$ 15,534
Denominator				
Weighted-average common shares outstanding - basic	16,806,273	15,698,618	15,516,173	16,078,066
Dilutive effect of assumed exercise of stock options	7,903	82,888	294,236	417,049
Weighted-average common shares outstanding - diluted	16,814,176	15,781,506	15,810,409	16,495,115
Net income per share - basic	$ 1.67	$ 2.82	$ 2.27	$ 0.96
Net income per share - diluted	$ 1.67	$ 2.80	$ 2.23	$ 0.94

Potential dilutive shares are excluded from the computation of earnings per share if their effect is anti-dilutive. There were 512,150, 537,524 and 96,350 stock options that were anti-dilutive as of December 31, 2023, June 30, 2023 and June 30, 2022, respectively.

17. Commitments and Contingencies

Loan Commitments - Legally binding commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In the normal course of business, there are various outstanding commitments to extend credit that are not reflected in the consolidated financial statements.

The table below presents details of loan commitments outstanding as of the dates indicated:

	December 31, 2023	June 30, 2023	June 30, 2022
Variable rate commitments	$ 42,826	$ 45,533	$ 23,159
Fixed rate commitments[(1)]	27,682	40,860	81,586
Total loan commitments	$ 70,508	$ 86,393	$ 104,745
Range of fixed interest rates	2.11% - 11.25%	1.74% - 11.00%	1.41% - 9.00%
Undisbursed portions of construction loans	$ 170,425	$ 220,818	$ 312,893
Pre-approved but unused lines of credit[(2)]	$ 690,566	$ 608,169	$ 485,239

(1) Fixed rate commitments had terms ranging from three to 30 years as of each date presented.
(2) Principally second mortgage home equity loans and overdraft protection loans.

The commitments presented in the above table represent the Company's exposure to credit risk and, in the opinion of management, have no more than the normal lending risk that the Company commits to its borrowers.

The Company has two types of commitments related to certain one-to-four family loans held for sale: rate lock commitments and forward loan commitments. Rate lock commitments are commitments to extend credit to a customer that has an interest rate lock and are considered derivative instruments. The rate lock commitments do not qualify for hedge accounting. In order to mitigate the risk from interest rate fluctuations, the Company enters into forward loan sale commitments such as TBAs, mandatory delivery commitments with investors, or best efforts forward sale commitments with investors. The fair value of these interest rate lock commitments was not material at December 31, 2023, June 30, 2023 or June 30, 2022.

SBIC Commitments - As of both December 31, 2023 and June 30, 2023, the Company had committed $24,000 across eight SBIC investments with $7,984 remaining to be drawn, while as of June 30, 2022, the Company had committed $21,000 across seven SBIC investments with $7,893 remaining to be drawn. Although the remaining capital commitments may or may not be called in the future, under the terms of the associated limited partnership agreements, the Company's exposure will not extend beyond the amount of the original commitments.

Restrictions on Cash - In response to COVID-19, the FRB reduced the reserve requirements to zero on March 15, 2020. Prior to this change the Bank was required by regulation to maintain a varying cash reserve balance with the FRB.

Guarantees - Standby letters of credit obligate the Company to meet certain financial obligations of its customers, if, under the contractual terms of the agreement, the customers are unable to do so. The financial standby letters of credit issued by the Company are irrevocable and payment is only guaranteed upon the borrower's failure to perform its obligations to the beneficiary. Total commitments under standby letters of credit as of December 31, 2023, June 30, 2023 and June 30, 2022 were $50,897, $35,007 and $18,362, respectively. There was no liability recorded for these letters of credit at December 31, 2023, June 30, 2023 or June 30, 2022.

84

Litigation - From time to time, the Company is involved in litigation matters in the ordinary course of business. These proceedings and the associated legal claims are often contested, and the outcome of individual matters is not always predictable. These claims and counter claims typically arise during the course of collection efforts on problem loans or with respect to actions to enforce liens on properties in which the Company holds a security interest. The Company is not a party to any pending legal proceedings that management believes would have a material adverse effect on the Company’s financial condition or results of operations. 18. Regulatory Capital Matters HomeTrust Bancshares, Inc. is a bank holding company subject to regulation by the Federal Reserve. As a bank holding company, it is subject to capital adequacy requirements of the Federal Reserve under the Bank Holding Company Act of 1956, as amended and the regulations of the Federal Reserve. The Company's subsidiary, the Bank, an FDIC-insured, North Carolina state-chartered bank and a member of the Federal Reserve System, is supervised and regulated by the Federal Reserve and the NCCOB and is subject to minimum capital requirements applicable to state member banks established by the Federal Reserve that are calculated in a manner similar to those applicable to bank holding companies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by bank regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. At December 31, 2023, HomeTrust Bancshares, Inc. and the Bank each exceeded all regulatory capital requirements. Consistent with the Company's goals to operate a sound and profitable organization, its policy is for the Bank to maintain a “well-capitalized” status under the regulatory capital categories of the Federal Reserve. The Bank was categorized as "well-capitalized" at December 31, 2023 under applicable regulatory requirements. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 85

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

HomeTrust Bancshares, Inc. and the Bank's actual and required minimum capital amounts and ratios are as follows:

	Actual		Regulatory Requirements: Minimum for Capital Adequacy Purposes		Regulatory Requirements: Minimum to Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
HomeTrust Bancshares, Inc.						
December 31, 2023						
CET1 Capital (to risk-weighted assets)	$ 463,946	11.33 %	$ 184,256	4.50 %	$ 266,148	6.50 %
Tier 1 Capital (to total adjusted assets)	473,966	10.84	174,910	4.00	218,638	5.00
Tier 1 Capital (to risk-weighted assets)	473,966	11.58	245,675	6.00	327,567	8.00
Total Risk-based Capital (to risk-weighted assets)	517,942	12.65	327,567	8.00	409,458	10.00
June 30, 2023						
CET1 Capital (to risk-weighted assets)	$ 437,768	10.60 %	$ 185,794	4.50 %	$ 268,370	6.50 %
Tier 1 Capital (to total adjusted assets)	447,738	10.39	172,328	4.00	215,411	5.00
Tier 1 Capital (to risk-weighted assets)	447,738	10.84	247,726	6.00	330,301	8.00
Total Risk-based Capital (to risk-weighted assets)	487,298	11.80	330,301	8.00	412,876	10.00
June 30, 2022						
CET1 Capital (to risk-weighted assets)	$ 372,797	10.76 %	$ 155,844	4.50 %	$ 225,108	6.50 %
Tier 1 Capital (to total adjusted assets)	372,797	10.50	142,028	4.00	177,535	5.00
Tier 1 Capital (to risk-weighted assets)	372,797	10.76	207,792	6.00	277,057	8.00
Total Risk-based Capital (to risk-weighted assets)	395,962	11.43	277,057	8.00	346,321	10.00
HomeTrust Bank						
December 31, 2023						
CET1 Capital (to risk-weighted assets)	$ 484,238	11.83 %	$ 184,249	4.50 %	$ 266,137	6.50 %
Tier 1 Capital (to total adjusted assets)	484,238	11.08	174,849	4.00	218,562	5.00
Tier 1 Capital (to risk-weighted assets)	484,238	11.83	245,665	6.00	327,553	8.00
Total Risk-based Capital (to risk-weighted assets)	528,214	12.90	327,553	8.00	409,442	10.00
June 30, 2023						
CET1 Capital (to risk-weighted assets)	$ 459,871	11.14 %	$ 185,791	4.50 %	$ 268,365	6.50 %
Tier 1 Capital (to total adjusted assets)	459,871	10.68	172,221	4.00	215,277	5.00
Tier 1 Capital (to risk-weighted assets)	459,871	11.14	247,721	6.00	330,295	8.00
Total Risk-based Capital (to risk-weighted assets)	499,431	12.10	330,295	8.00	412,869	10.00
June 30, 2022						
CET1 Capital (to risk-weighted assets)	$ 358,600	10.35 %	$ 155,844	4.50 %	$ 225,108	6.50 %
Tier 1 Capital (to total adjusted assets)	358,600	10.11	141,814	4.00	177,267	5.00
Tier 1 Capital (to risk-weighted assets)	358,600	10.35	207,792	6.00	277,057	8.00
Total Risk-based Capital (to risk-weighted assets)	381,765	11.02	277,057	8.00	346,321	10.00

As permitted by the interim final rule issued on March 27, 2020 by the federal banking regulatory agencies, the Company has elected the option to delay the estimated impact on regulatory capital of ASU 2016-13, which was adopted on July 1, 2020. The initial adoption of ASU 2016-13 as well as 25% of the quarterly increases in the ACL subsequent to adoption (collectively the "transition adjustments") will be delayed for two years. After two years, the cumulative amount of the transition adjustments will become fixed and will be phased out of the regulatory capital calculations evenly over a three-year period, with 75% recognized in year three, 50% recognized in year four, and 25% recognized in year five. After five years, the temporary regulatory capital benefits will be fully reversed.

In addition to the minimum CET1, Tier 1 and total risk-based capital ratios, both HomeTrust Bancshares, Inc. and the Bank have to maintain a capital conservation buffer consisting of additional CET1 capital of more than 2.50% above the required minimum levels in order to avoid limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses based on percentages of eligible retained income that could be utilized for such actions. As of December 31, 2023, the Company's and Bank's risk-based capital exceeded the required capital contribution buffer.

Dividends paid by HomeTrust Bank are limited, without prior regulatory approval, to current year earnings and earnings less dividends paid during the preceding two years.

86

19. Parent Company Only Condensed Financial Information The following tables present parent company only condensed financial information: Condensed Balance Sheets December 31, 2023 June 30, 2023 June 30, 2022 Assets Cash and cash equivalents $ 1,219 $ 924 $ 6,852 Investment in bank subsidiary 520,185 493,289 374,648 ESOP loan receivable 5,094 5,630 6,154 Other assets 2,223 1,626 1,252 Total assets $ 528,721 $ 501,469 $ 388,906 Liabilities and stockholders’ equity Junior subordinated debt $ 10,021 $ 9,971 $ — Revolving line of credit 18,763 20,263 — Other liabilities 44 49 61 Stockholders’ equity 499,893 471,186 388,845 Total liabilities and stockholders’ equity $ 528,721 $ 501,469 $ 388,906 Six Months Ended December 31, 2023 Year Ended June 30, Condensed Statements of Income 2023 2022 2021 Income Interest income $ 66 $ 137 $ 149 $ 158 Equity in undistributed bank subsidiary income 29,606 45,867 36,281 16,246 Total income 29,672 46,004 36,430 16,404 Expense Interest expense - junior subordinated debt 475 327 — — Interest expense - revolving line of credit 901 663 — — Management fee expense 269 528 516 474 Other 131 270 261 255 Total expense 1,776 1,788 777 729 Income before income taxes 27,896 44,216 35,653 15,675 Income tax benefit (401) (388) — — Net income $ 28,297 $ 44,604 $ 35,653 $ 15,675 HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 87

Six Months Ended December 31, 2023 Year Ended June 30, Condensed Statement of Cash Flows 2023 2022 2021 Operating activities Net income $ 28,297 $ 44,604 $ 35,653 $ 15,675 Adjustments to reconcile net income to net cash provided by operating activities: Gain on sale of OREO — — (3) — Increase in other assets (597) (348) (11) (435) Equity in undistributed bank subsidiary income (29,606) (45,867) (36,281) (16,246) ESOP compensation expense 640 1,279 1,502 1,125 Share-based compensation expense 755 1,854 2,152 2,102 Increase (decrease) in other liabilities 45 (256) (37) (61) Net cash provided by (used in) operating activities (466) 1,266 2,975 2,160 Investing activities Increase in investment in bank subsidiary (741) (1,490) (1,707) (1,330) Dividends from bank subsidiary 6,000 15,000 38,389 21,416 ESOP principal payments received 536 524 511 253 Proceeds from sale of OREO — — 146 — Net cash paid in merger — (15,330) — — Net cash provided by (used in) investing activities 5,795 (1,296) 37,339 20,339 Financing activities Net increase (decrease) in revolving line of credit (1,500) 20,263 — — Repayment of long-term debt — (24,728) — — Common stock repurchased — — (43,348) (16,155) Cash dividends paid (3,547) (6,229) (5,452) (5,018) Retired stock (139) (344) (345) (204) Exercised stock options 152 5,140 6,081 4,592 Net cash used in financing activities (5,034) (5,898) (43,064) (16,785) Net increase (decrease) in cash and cash equivalents 295 (5,928) (2,750) 5,714 Cash and cash equivalents at beginning of period 924 6,852 9,602 3,888 Cash and cash equivalents at end of period $ 1,219 $ 924 $ 6,852 $ 9,602 20. Fair Value of Financial Instruments Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values: Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date. Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data. Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of valuation methodologies used for assets recorded at fair value. The Company does not have any liabilities recorded at fair value. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 88

Financial Assets Recorded at Fair Value The following table presents financial assets measured at fair value on a recurring basis at the dates indicated: December 31, 2023 Total Level 1 Level 2 Level 3 Debt securities available for sale MBS, residential $ 104,499 $ — $ 104,499 $ — Municipal bonds 3,409 — 3,409 — Corporate bonds 19,042 — 19,042 — Total debt securities available for sale $ 126,950 $ — $ 126,950 $ — Loans held for sale $ 3,359 $ — $ 3,359 $ — June 30, 2023 Total Level 1 Level 2 Level 3 Debt securities available for sale U.S government agencies $ 14,714 $ — $ 14,714 $ — MBS, residential 107,414 — 107,414 — Municipal bonds 3,388 — 3,388 — Corporate bonds 26,410 — 26,410 — Total debt securities available for sale $ 151,926 $ — $ 151,926 $ — Loans held for sale $ 6,947 $ — $ 6,947 $ — June 30, 2022 Total Level 1 Level 2 Level 3 Debt securities available for sale U.S government agencies $ 18,459 $ — $ 18,459 $ — MBS, residential 47,233 — 47,233 — Municipal bonds 5,558 — 5,558 — Corporate bonds 55,728 — 55,728 — Total debt securities available for sale $ 126,978 $ — $ 126,978 $ — Debt securities available for sale are valued on a recurring basis at quoted market prices where available. If quoted market prices are not available, fair values are based on quoted prices of comparable securities. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange or U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include MBS and debentures issued by GSEs, municipal bonds and corporate debt securities. The Company has no Level 3 securities. Loans held for sale carried at fair value are valued at the individual loan level using quoted secondary market prices. There were no transfers between levels during the six months ended December 31, 2023 or the years ended June 30, 2023 and June 30, 2022. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 89

The following table presents financial assets measured at fair value on a non-recurring basis at the dates indicated: December 31, 2023 Total Level 1 Level 2 Level 3 Collateral dependent loans Commercial real estate loans Commercial real estate - owner occupied $ 438 $ — $ — $ 438 Commercial loans Commercial and industrial 108 — — 108 Equipment finance 578 — — 578 Total $ 1,124 $ — $ — $ 1,124 June 30, 2023 Total Level 1 Level 2 Level 3 Collateral dependent loans Commercial real estate loans Commercial real estate - owner occupied $ 364 $ — $ — $ 364 Commercial loans Commercial and industrial 167 — — 167 Total $ 531 $ — $ — $ 531 June 30, 2022 Total Level 1 Level 2 Level 3 Collateral dependent loans Commercial loans Commercial and industrial $ 415 $ — $ — $ 415 A loan is considered to be collateral dependent when, based on current information and events, the Company expects repayment of the financial assets to be provided substantially through the operation or sale of the collateral and the Company has determined that the borrower is experiencing financial difficulty as of the measurement date. For real estate loans, the fair value of the loan's collateral is determined by a third-party appraisal, which is then adjusted for the estimated selling and closing costs related to liquidation of the collateral (typically ranging from 8% to 12% of the appraised value). For this asset class, the actual valuation methods (income, sales comparable, or cost) vary based on the status of the project or property. Additional discounts of 5% to 15% may be applied depending on the age of the appraisals. The unobservable inputs may vary depending on the age of the appraisals. The unobservable inputs may vary depending on the individual asset with no one of the three methods being the predominant approach. For non-real estate loans, the fair value of the loan's collateral may be determined using an appraisal, net book value per the borrower's financial statements or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation and management's expertise and knowledge of the customer and customer's business. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 90

The stated carrying value and estimated fair value amounts of financial instruments as of December 31, 2023, June 30, 2023 and June 30, 2022, are summarized below: December 31, 2023 Carrying Value Fair Value Level 1 Level 2 Level 3 Assets Cash and cash equivalents $ 347,140 347,140 $ 347,140 $ — $ — Certificates of deposit in other banks 34,722 34,722 — 34,722 — Debt securities available for sale, at fair value 126,950 126,950 — 126,950 — FHLB and FRB stock 18,393 N/A N/A N/A N/A SBIC investments, at cost 13,789 13,789 — — 13,789 Loans held for sale, at fair value 3,359 3,359 3,359 — — Loans held for sale, at the lower of cost or fair value 198,433 200,869 — — 200,869 Loans, net 3,591,381 3,472,491 — — 3,472,491 Accrued interest receivable 16,902 16,902 107 656 16,139 Liabilities Noninterest-bearing and NOW deposits 1,376,220 1,376,220 — 1,376,220 — Money market accounts 1,246,807 1,246,807 — 1,246,807 — Savings accounts 194,486 194,486 — 194,486 — Certificates of deposit 843,860 839,501 — 839,501 — Junior subordinated debt 10,021 9,767 — 9,767 — Borrowings 433,763 433,747 — 433,747 — Accrued interest payable 6,849 6,849 — 6,849 — June 30, 2023 Carrying Value Fair Value Level 1 Level 2 Level 3 Assets Cash and cash equivalents $ 303,497 $ 303,497 $ 303,497 $ — $ — Certificates of deposit in other banks 33,152 33,152 — 33,152 — Debt securities available for sale, at fair value 151,926 151,926 — 151,926 — FHLB and FRB stock 20,208 N/A N/A N/A N/A SBIC investments, at cost 14,927 14,927 — — 14,927 Loans held for sale, at fair value 6,947 6,947 6,947 — — Loans held for sale, at the lower of cost or fair value 161,703 163,874 — — 163,874 Loans, net 3,611,630 3,455,390 — — 3,455,390 Accrued interest receivable 14,829 14,829 99 410 14,320 Liabilities Noninterest-bearing and NOW deposits 1,436,586 1,436,586 — 1,436,586 — Money market accounts 1,241,840 1,241,840 — 1,241,840 — Savings accounts 212,220 212,220 — 212,220 — Certificates of deposit 710,522 701,965 — 701,965 — Junior subordinated debt 9,971 9,746 — 9,746 — Borrowings 457,263 457,213 — 457,213 — Accrued interest payable 3,537 3,537 — 3,537 — HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 91

June 30, 2022 Carrying Value Fair Value Level 1 Level 2 Level 3 Assets Cash and cash equivalents $ 105,119 $ 105,119 $ 105,119 $ — $ — Commercial paper, net 194,427 194,427 194,427 — — Certificates of deposit in other banks 23,551 23,551 — 23,551 — Debt securities available for sale, at fair value 126,978 126,978 — 126,978 — FHLB and FRB stock 9,326 N/A N/A N/A N/A SBIC investments, at cost 12,758 12,758 — — 12,758 Loans held for sale 79,307 80,489 — — 80,489 Loans, net 2,734,605 2,687,293 — — 2,687,293 Accrued interest receivable 8,573 8,573 24 580 7,969 Liabilities Noninterest-bearing and NOW deposits 1,400,727 1,400,727 — 1,400,727 — Money market accounts 969,661 969,661 — 969,661 — Savings accounts 238,197 238,197 — 238,197 — Certificates of deposit 491,176 485,452 — 485,452 — Accrued interest payable 80 80 — 80 — The Company had off-balance sheet financial commitments, which include approximately $982,397, $950,387 and $921,239 of commitments to originate loans, undisbursed portions of construction loans, unused lines of credit and standing letters of credit at December 31, 2023, June 30, 2023 and June 30, 2022, respectively (see "Note 17 – Commitments and Contingencies"). Since these commitments are based on current rates, the carrying amount approximates the fair value. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 92

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures: An evaluation of the Company’s disclosure controls and procedures (as defined in Section 13a-15(e) of the Securities Exchange Act of 1934 (the “Act”)) was carried out under the supervision and with the participation of the Company’s Chief Executive Officer, Chief Financial Officer and several other members of the Company’s senior management as of the end of the period covered by this report. The Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2023 were effective in ensuring that the information required to be disclosed by the Company in the reports it files or submits under the Act is (i) accumulated and communicated to the Company’s management (including the Chief Executive Officer and Chief Financial Officer) in a timely manner, and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Report of Management on Internal Control over Financial Reporting: The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, utilizing the framework established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2023 was effective. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s financial statements are prevented or timely detected. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. FORVIS, LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Transition Report and has issued a report on the effectiveness of our internal control over financial reporting, which report is included in Item 8 of this Form 10-KT. The audit report expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. Changes in Internal Controls: There have been no changes in the Company’s internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Item 9B. Other Information Trading Plans: During the quarter ended December 31, 2023, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not applicable. PART III Item 10. Directors, Executive Officers and Corporate Governance The information called for by this Item will be contained in our definitive Proxy Statement for our 2024 Annual Meeting of Stockholders being held on May 20, 2024, and is incorporated herein by reference. Item 11. Executive Compensation The information called for by this Item will be contained in our definitive Proxy Statement for our 2024 Annual Meeting of Stockholders being held on May 20, 2024, and is incorporated herein by reference. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information concerning security ownership of certain beneficial owners and management required by this item is incorporated herein by reference from our definitive proxy statement for our Annual Meeting of Shareholders being held on May 20, 2024, a copy of which will be filed with the Securities and Exchange Commission no later than 120 days after the end of our fiscal year. Management is not aware of any arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company. 93

The information concerning our equity incentive plan required by this item is set forth below.

Plan Category	# of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	# of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	534,350	$ 25.85	865,644

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information called for by this Item will be contained in our definitive Proxy Statement for our 2024 Annual Meeting of Stockholders being held on May 20, 2024, and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information called for by this Item will be contained in our definitive Proxy Statement for our 2024 Annual Meeting of Stockholders being held on May 20, 2024, and is incorporated herein by reference.

The Independent Registered Public Accounting Firm is FORVIS, LLP (PCAOB Firm ID No. 686) located in Springfield, Missouri.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements: See Part II – Item 8. Financial Statements and Supplementary Data.

(a)(2) Financial Statement Schedules: All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable.

(a)(3) Exhibits: See Exhibit Index.

(b) Exhibits: The following exhibits are filed as part of this Form 10-KT and this list constitutes the Exhibit Index.

Regulation S-K Exhibit #	Document	Reference to Prior Filing or Exhibit # Attached Hereto
2.1	Agreement and Plan of Merger, dated as of September 20, 2016, by and between HomeTrust Bancshares, Inc. and TriSummit Bancorp, Inc.	(a)
2.2	Purchase and Assumption Agreement, dated as of June 9, 2014, between Bank of America, National Association and HomeTrust Bank	(b)
2.3	Agreement and Plan of Merger, dated as of January 22, 2014, by and between HomeTrust Bancshares, Inc. and Jefferson Bancshares, Inc.	(c)
2.4	Agreement and Plan of Merger, dated as of July 24, 2022, by and between HomeTrust Bancshares, Inc. and Quantum Capital Corp.	(r)
3.1	Charter of HomeTrust Bancshares, Inc.	(d)
3.2	Amended and Restated Bylaws of HomeTrust Bancshares, Inc.	(x)
4.1	Description of HomeTrust Bancshares, Inc. Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.	4.1
10.1	HomeTrust Bancshares, Inc. Senior Leadership Incentive Plan (formerly known as Operating Committee Incentive Program)	10.1
10.2	Amended and Restated Employment and Transition Agreement between HomeTrust Bancshares, Inc. and Dana L. Stonestreet	(v)
10.3	Amended and Restated Employment Agreement between HomeTrust Bancshares, Inc. and C. Hunter Westbrook	(g)
10.3A	Amendment No. 1 to Amended and Restated Employment Agreement between HomeTrust Bancshares, Inc. and C. Hunter Westbrook	(s)
10.3B	Amendment No. 2 to Amended and Restated Employment Agreement between HomeTrust Bancshares, Inc. and C. Hunter Westbrook	(h)
10.3C	Amendment No. 3 to Amended and Restated Employment Agreement between HomeTrust Bancshares, Inc. and C. Hunter Westbrook	(q)
10.3D	Amendment No. 4 to Amended and Restated Employment Agreement between HomeTrust Bancshares, Inc. and C. Hunter Westbrook	(e)
10.4	Amended and Restated Employment Agreement between HomeTrust Bancshares, Inc. and Tony J. VunCannon	(g)
10.4A	Amendment No. 1 to Amended and Restated Employment Agreement between HomeTrust Bancshares, Inc. and Tony VunCannon	(v)
10.5	HomeTrust Bank Executive Supplemental Retirement Income Master Agreement ("SERP")	(d)
10.6	Amendment No. 1 to SERP	(m)
10.7	Amendment No. 2 to SERP	(l)

94

Regulation S-K Exhibit #	Document	Reference to Prior Filing or Exhibit # Attached Hereto
10.7A	SERP Joinder Agreement for F. Edward Broadwell, Jr.	(d)
10.7B	SERP Joinder Agreement for Dana L. Stonestreet	(d)
10.7C	SERP Joinder Agreement for Tony J. VunCannon	(d)
10.7D	SERP Joinder Agreement for Howard L. Sellinger	(d)
10.7E	SERP Joinder Agreement for Stan Allen	(d)
10.7F	SERP Joinder Agreement for Sidney A. Biesecker	(d)
10.7G	SERP Joinder Agreement for Peggy C. Melville	(d)
10.7H	SERP Joinder Agreement for William T. Flynt	(d)
10.7I	Amended and Restated Supplemental Income Agreement between HomeTrust Bank, as successor to Industrial Federal Savings Bank, and Sidney Biesecker	(i)
10.8	HomeTrust Bank Director Emeritus Plan ("Director Emeritus Plan")	(d)
10.8A	Director Emeritus Plan Joinder Agreement for William T. Flynt	(d)
10.8B	Director Emeritus Plan Joinder Agreement for J. Steven Goforth	(d)
10.8C	Director Emeritus Plan Joinder Agreement for Craig C. Koontz	(d)
10.8D	Director Emeritus Plan Joinder Agreement for Larry S. McDevitt	(d)
10.8E	Director Emeritus Plan Joinder Agreement for F.K. McFarland, III	(d)
10.8F	Director Emeritus Plan Joinder Agreement for Peggy C. Melville	(d)
10.8G	Director Emeritus Plan Joinder Agreement for Robert E. Shepherd, Sr.	(d)
10.9	HomeTrust Bank Defined Contribution Executive Medical Care Plan	(d)
10.9A	Amendment No. 1 to HomeTrust Bank Defined Contribution Executive Medical Care Plan	(m)
10.9B	Form of Joinder Agreement Under the HomeTrust Bank Defined Contribution Executive Medical Care Plan	(m)
10.9C	Amendment No. 2 to HomeTrust Bank Defined Contribution Executive Medical Care Plan	(u)
10.9D	Amendment No. 3 to HomeTrust Bank Defined Contribution Executive Medical Care Plan	(p)
10.10	HomeTrust Bank 2005 Deferred Compensation Plan	(d)
10.10A	Amendment No. 1 to HomeTrust Bank 2005 Deferred Compensation Plan	(m)
10.11	HomeTrust Bank Pre-2005 Deferred Compensation Plan	(d)
10.11A	Amendment No. 1 to HomeTrust Bank Pre-2005 Deferred Compensation Plan	(m)
10.12	HomeTrust Bancshares, Inc. 2013 Omnibus Incentive Plan ("2013 Omnibus Incentive Plan")	(j)
10.12A	Form of Incentive Stock Option Award Agreement under 2013 Omnibus Incentive Plan	(k)
10.12B	Form of Non-Qualified Stock Option Award Agreement under 2013 Omnibus Incentive Plan	(k)
10.12C	Form of Stock Appreciation Right Award Agreement under 2013 Omnibus Incentive Plan	(k)
10.12D	Form of Restricted Stock Award Agreement under 2013 Omnibus Incentive Plan	(k)
10.12E	Form of Restricted Stock Unit Award Agreement under 2013 Omnibus Incentive Plan	(k)
10.13	HomeTrust Bancshares, Inc. 2022 Omnibus Incentive Plan ("2022 Omnibus Incentive Plan")	(o)
10.13A	Form of Non-Qualified Stock Option Award Agreement under the Registrant's 2022 Omnibus Incentive Plan	(w)
10.13B	Form of Restricted Stock Award Agreement for Employees under the Registrant's 2022 Omnibus Incentive Plan	(w)
10.13C	Form of Restricted Stock Award Agreement for Directors under the Registrant's 2022 Omnibus Incentive Plan	(w)
10.14	Change in Control Severance Agreement between HomeTrust Bancshares, Inc. and Marty Caywood	(t)
10.14A	Amendment No. 1 to Change in Control Severance Agreement between HomeTrust Bancshares, Inc. and Marty Caywood	(v)
10.15	Amended and Restated Change in Control Severance Agreement between HomeTrust Bancshares, Inc. and Keith J. Houghton	(g)
10.15A	Amendment No. 1 to Amended and Restated Change in Control Severance Agreement between HomeTrust Bancshares, Inc. and Keith J. Houghton	(v)
10.16	Amended and Restated Change in Control Severance Agreement between HomeTrust Bancshares, Inc. and John Sprink	(x)
10.17	Change in Control Severance Agreement between HomeTrust Bancshares, Inc. and Kristin Powell	(u)
10.17A	Amendment No. 1 to Change in Control Severance Agreement between HomeTrust Bancshares, Inc. and Kristin Powell	(v)
10.18	Change in Control Severance Agreement between HomeTrust Bancshares, Inc. and Megan Pelletier	(v)
10.19	Change in Control Severance Agreement between HomeTrust Bancshares, Inc. and Lora Jex	(y)

95

Regulation S-K Exhibit #	Document	Reference to Prior Filing or Exhibit # Attached Hereto
21.0	Subsidiaries of the Registrant	21.0
23.0	Consent of FORVIS, LLP	23.0
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	31.1
31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	31.2
32.0	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	32.0
97	Policy Relating to Recovery of Erroneously Awarded Compensation	97
101	The following materials from HomeTrust Bancshares' Transition Report on Form 10-KT for the six-month transition period ended December 31, 2023, formatted in Extensible Business Reporting Language (XBRL): (a) Consolidated Balance Sheets; (b) Consolidated Statements of Income; (c) Consolidated Statements of Comprehensive Income; (d) Consolidated Statements of Changes in Stockholders' Equity; (e) Consolidated Statements of Cash Flows; and (f) Notes to Consolidated Financial Statements.	101

(a) Attached as Appendix A to the proxy statement/prospectus filed by HomeTrust Bancshares on November 2, 2016 pursuant to Rule 424(b) of the Securities Act of 1933.

(b) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on June 10, 2014 (File No. 001-35593).

(c) Attached as Appendix A to the joint proxy statement/prospectus filed by HomeTrust Bancshares on April 28, 2014 pursuant to Rule 424(b) of the Securities Act of 1933.

(d) Filed as an exhibit to HomeTrust Bancshares's Registration Statement on Form S-1 (File No. 333-178817) filed on December 29, 2011.

(e) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on May 24, 2022 (File No. 001-35593).

(f) Filed as an exhibit to HomeTrust Bancshares's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (File No. 001-35593).

(g) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on September 11, 2018 (File No. 001-35593).

(h) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on October 28, 2020 (File No. 001-35593).

(i) Filed as an exhibit to Amendment No. 1 to HomeTrust Bancshares's Registration Statement on Form S-1 (File No. 333-178817) filed on March 9, 2012.

(j) Attached as Appendix A to HomeTrust Bancshares's definitive proxy statement filed on December 5, 2012 (File No. 001-35593).

(k) Filed as an exhibit to HomeTrust Bancshares's Registration Statement on Form S-8 (File No. 333-186666) filed on February 13, 2013.

(l) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on February 15, 2022 (File No. 001-35593).

(m) Filed as an exhibit to HomeTrust Bancshares's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (File No. 001-35593).

(n) Filed as an exhibit to HomeTrust Bancshares's Annual Report on Form 10-K for the fiscal year ended June 30, 2014 (File No. 001-35593).

(o) Attached as Appendix A to HomeTrust Bancshares's definitive proxy statement filed on October 3, 2022 (File No. 001-35593).

(p) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on August 28, 2023 (File No. 001-35593).

(q) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on July 28, 2021 (File No. 001-35593).

(r) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on July 25, 2022 (File No. 001-35593).

(s) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on September 25, 2018 (File No. 001-35593).

(t) Filed as an exhibit to HomeTrust Bancshares's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (File No. 001-35593).

(u) Filed as an exhibit to HomeTrust Bancshares's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (File No. 001-35593).

(v) Filed as an exhibit to HomeTrust Bancshares's Annual Report on Form 10-K for the fiscal year ended June 30, 2022 (File No. 001-35593).

(w) Filed as an exhibit to HomeTrust Bancshares's Registration Statement on Form S-8 (File No. 333-186666) filed on February 6, 2023.

(x) Filed as an exhibit to HomeTrust Bancshares's Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (File No. 001-35593).

(y) Filed as an exhibit to HomeTrust Bancshares's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (File No. 001-35593).

Item 16. Form 10-K Summary

None.

96

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. HOMETRUST BANCSHARES, INC. Date: March 12, 2024 By: /s/ C. Hunter Westbrook C. Hunter Westbrook President and Chief Executive Officer Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. Signature Title Date /s/ C. Hunter Westbrook President, Chief Executive Officer and Director March 12, 2024 C. Hunter Westbrook (Principal Executive Officer) /s/ Tony J. VunCannon Executive Vice President, Chief Financial Officer, Corporate Secretary and Treasurer March 12, 2024 Tony J. VunCannon (Principal Financial and Accounting Officer) /s/ Richard T. Williams Chairman of the Board March 12, 2024 Richard T. Williams /s/ Robert E. James, Jr. Director March 12, 2024 Robert E. James, Jr. /s/ Laura C. Kendall Director March 12, 2024 Laura C. Kendall /s/ Craig C. Koontz Director March 12, 2024 Craig C. Koontz /s/ Rebekah M. Lowe Director March 12, 2024 Rebekah M. Lowe /s/ F.K. McFarland, III Director March 12, 2024 F.K. McFarland, III /s/ Narasimhulu Neelagaru Director March 12, 2024 Narasimhulu Neelagaru /s/ John A. Switzer Director March 12, 2024 John A. Switzer 97